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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2012

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________to _________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………..

Commission file

0-31100

Kiska Metals Corporation

 (Exact name of Registrant as specified in its charter)

Not Applicable

 (Translation of Registrant’s name into English)

British Columbia

 (Jurisdiction of incorporation or organization)

Suite 575 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8

(Address of principal executive offices)

                      Jason S. Weber Telephone (604) 669-6660 Fax (604) 669-0898

Suite 575 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  NONE.

                Title of each class

       Name of each exchange on which registered

        ______________________

___________________________________________

        ______________________

___________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

99,253,559

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes  ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes  ☐ No

As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T.

However, it is the view of the SEC’s Division of Corporation Finance and Office of the Chief Accountant that the Registrant is not required to submit to the SEC and post on its corporate website Interactive Data Files until the SEC specifies on its website an IFRS taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

As of the submission date of this Annual Report on Form 20-F, the SEC has not specified an IFRS taxonomy for the Registrant to use in preparing its Interactive Data Files.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐

   Accelerated filer ☐

Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item l7  ☐Item l8

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes  ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes  ☐ No

Currency: All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

Glossary of Terms
andesite	a dark-coloured, fine-grained extrusive rock
antimony	a chemical element, chemical symbol Sb
arsenic	a chemical element, chemical symbol As
arsenopyrite	a mineral composed of iron, arsenic and sulfur (FeAsS)
As	chemical symbol for arsenic
Au	chemical symbol for gold
Ba	chemical symbol for barium
barite	a mineral composed of barium, sulfur and oxygen (BaSO4)
basalt	a fine-grained extrusive rock with a lower silica content than andesite
Bi	chemical symbol for bismuth
bismuth	a chemical element, chemical symbol Bi
breccia	rock composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix
chalcopyrite	a mineral composed of copper, iron and sulfur (CuFeS2)
chert	a hard, dense or compact sedimentary rock consisting dominantly of interlocking quartz crystals or amorphous silica
clastic	composed of sedimentary grains
Cretaceous	final period of the Mesozoic era spanning 135 to 65 million years before the present
Cu	chemical symbol for copper
dacite	a fine-grained extrusive rock with more potassium and sodium than andesite
enargite	a grayish-black mineral, composed of copper, arsenic and sulfur (Cu3AsS4 )
Eocene	the second epoch of the Tertiary period spanning 58 and 37 million years before present
feldspar	a major rock forming silicate mineral
gossan	an iron-bearing weathered product overlying a sulphide deposit
granite	an igneous rock consisting of quartz and orthoclase with hornblende or biotite as mafic constituents
granodiorite	a plutonic igneous rock consisting of quartz, calcic feldspar, and orthoclase with biotite, hornblende or pyroxene as mafic constituents
hectare (ha)	metric unit of area equal to 10,000 square meters (2.471 acres)

Glossary of Terms
hydrothermal	a term applied to heated water or fluid
Induced Polarization (IP)	A method of ground geophysical survey that measures the voltage decay of electrical charge in the Earth following the cessation of an applied current pulse to the Earth.
Jurassic	second period of the Mesozoic era spanning 190 to 135 million years before the present
mafic	applied to an igneous rock having dark-colored minerals (ferromagnesian) containing iron and/or magnesium
marcasite	light yellow or grayish mineral composed of iron and sulfur (FeS2) resembling pyrite
mesothermal	conditions of ore deposition of intermediate temperatures and depths
Mesozoic	era of geologic time spanning 245 to 66 million years before the present
mineral tenure number	number assigned by Provincial, Territorial or State authorities to mineral claims
minerals	a homogeneous naturally occurring chemical substance
net smelter return (NSR)	the proceeds received from a smelter or refinery after the deduction of processing, shipping costs and related costs
ore	a mineral or aggregate of minerals which can be mined at a profit
monzonite	plutonic rocks intermediate between syenite and diorite containing approximately equal amounts of alkali feldspar and plagioclase
orthogneiss	a metamorphic rock derived from gneiss
PIMA	Portable infrared mineral analyzer (spectrometer) that can be used for qualitative identification of minerals in the field
plutonic rocks	igneous rocks formed below the earth’s surface
porphyry	an igneous rock of any composition that contains conspicuous crystals in a fine-grained groundmass
ppm	abbreviation for units of measure in parts per million
pyrite	a mineral composed of iron and sulfur (FeS2)
rhyolite	extrusive igneous rocks with high potassium and silica content
tetrahedrite	a steel-gray to iron-black isometric mineral composed of copper, antimony and sulfur (Cu112Sb4S13)
Triassic	the first period of the Mesozoic era thought to have covered a span of time between 245 and 208 million years before the present
tuff	a general term for all consolidated rocks formed by volcanic explosion or aerial expulsion from a volcanic vent
tungsten	a metallic element with the chemical symbol W
UTEM	University of Toronto Electromagnetic System used to measure variances in ground conductivity which may indicate the presence of mineralized material
VHMS	volcanic-hosted massive sulphide – a style of mineral deposit thought to have been emplaced on ancient seafloor
VLF-EM	very low frequency electromagnetic survey used to identify variances in ground conductivity which may indicate the presence of mineralized material

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Corporation’s future operational or financial performance and are subject to risks and uncertainties. When used in this annual report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this annual report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Corporation’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Corporation. These factors include, but are not limited to, the need for additional financing to fully execute the Corporation’s business plan, the risk factors as set forth in more detail in Item 3 - Key Information - Risk Factors, adverse technical factors associated with exploration and development of the Corporation’s properties, changes in Canadian or U.S. tax or other laws or regulations, and material changes in capital expenditures.

All mineral resources referenced in this annual report on Form 20-F have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7.

This annual report on Form 20-F makes reference to the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Please consult the Corporation's public filings at www.sedar.com and www.sec.gov/edgarfor further, more detailed information concerning these matters.

	PART III

ITEM 17	FINANCIAL STATEMENTS	119
ITEM 18	FINANCIAL STATEMENTS	119
ITEM 19	EXHIBITS	120

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3   KEY INFORMATION

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth:

(i)

the average rates of exchange between the Canadian dollar and the U.S. dollar for each of the five most recent financial years of Kiska Metals Corporation (hereinafter “Kiska” or “the Corporation”), calculated by using the average of the exchange rates on the last day of each month during the period; and

(ii)

 the high and low daily exchange rate for each month during the previous six months,

in each case based on the closing exchange rate for U.S. dollars as published on the Bank of Canada website (http://www.bankofcanada.ca/en/rates/exchange-look.html).

Fiscal Year ended December 31	2012	2011	2010	2009	2008
Average Rate During Period for $1.00 Cdn	1.0008	$1.0111	$0.9710	$0.8757	$0.9381

	March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
High Rate	$0.9829	$0.1.0011	$1.0157	$1.0146	$1.0061	$1.0207
Low Rate	$0.9723	$0.9756	$0.9939	$1.0054	$0.9991	$1.0009

On April 29, 2013, the closing rate as published on the Bank of Canada website was $0.9864 US = $1.00 CDN.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Corporation's operations in the mineral exploration business. Such information should be read in conjunction with the audited consolidated financial statements as of December 31, 2012, 2011 and 2010 and the report of the independent registered public accounting firm on these statements included herein. These audited consolidated financial statements and the related notes have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated financial data for the three years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission (“SEC” or the “Commission") which became effective on March 4, 2008, the Corporation is not required to provide a reconciliation to U.S. GAAP.

The following table summarizes information pertaining to operations of the Corporation for the last three fiscal years presented in accordance with IFRS.

	Year Ended 2012	Year Ended 2011	Year Ended 2010
Mineral Property Revenue	$ 1,812,039	$ 716,274	$ 634,101
Net Loss	(4,906,754)	(21,658,548)	(12,422,648)
Per Share	(0.05)	(0.23)	(0.18)

Current Assets	4,619,251	8,655,953	8,547,948
Mineral Property Interests	-	-	-
Other Assets	786,949	1,042,726	695,865
Total Assets	5,478,200	9,698,679	9,243,813
Current Liabilities	609,772	506,814	1,073,530
Long-Term Liabilities	246,802	173.142	99,105
Shareholders’ Equity	4,621,626	9,018,723	8.071,178

Weighted Average Shares Outstanding (number of shares)	99,253,559	95,203,755	68,460,843

CURRENT CANADIAN ACCOUNTING CHANGES

Convergence with International Financial Reporting Standards

Effective January 1, 2011, the Corporation prepared its financial statements in accordance with IFRS.  The Corporation prepared its interim financial results on an IFRS basis beginning with the quarter ended March 31, 2011.  The Corporation also provided comparative data for the year ended December 31, 2010 on an IFRS basis, including an opening balance sheet as at January 1, 2010.

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

The Corporation is engaged in the business of preliminary or early stage mineral exploration and mine development. The Corporation holds no interests in any producing mines or commercial ore deposits. The Corporation is subject to many of the material risks customarily encountered by early stage exploration and mine development companies. Additional risks are included which are specific to the operations and business plan of the Corporation.

Specific Corporate Risks

Competitive Conditions

The mineral exploration and development business is highly competitive. Kiska competes with numerous other companies and individuals in the acquisition, exploration, financing and development of mineral properties. Many of these companies are larger and better capitalized than Kiska. The Corporation’s competitive position depends on its ability to successfully fund and economically explore, acquire and develop new and existing mineral properties. The Corporation seeks to differentiate itself by making use of a variety of innovative targeting and exploration technologies. The risk of direct competition may be mitigated by Kiska’s technological capabilities and expertise, however, others could adopt or may have adopted these strategies. This competition is not only for the acquisition of mining interests, but also for retention of the services of qualified employees. The Corporation seeks to provide a supportive working environment which will foster a cooperative team atmosphere to attract and retain high caliber employees for all positions.

Employment Contracts/Reliance Upon Officers

The Corporation is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to the Corporation of these individuals may have a materially adverse effect upon the Corporation's business. Investors will be relying on management's judgment with respect to the operation of the Corporation. The Corporation does not presently have "key person" life insurance on the lives of any of its officers. (See Item 6 "Directors, Senior Management and Employees" of this annual report on Form 20-F).

The services of David A. Caulfield, Director, Business Development, were provided to the Corporation pursuant to a January 1, 2011 management agreement with Equity Exploration Consultants Ltd., incorporated herein by reference to Exhibit 4.30 of the Corporation’s amended annual report on Form 20-F/A-2 filed with the Commission on EDGAR effective November 22, 2011. (See Item 6 "Directors, Senior Management and Employees" of this annual report on Form 20-F). Effective January 1, 2012, Mr. Caulfield became an employee of the Corporation and the afore-mentioned management agreement was terminated.

Conflict of Interest

Certain of the directors of the Corporation are also directors and officers of other corporations engaged in the business of mineral exploration, mine development or resource investment. It is possible that a conflict of interest may arise between their duties as a director of the Corporation and their duties as a director or officer of other corporations. All such conflicts of interest must be disclosed by a director under British Columbia corporate law and a director must act in the best interest of both corporations. A director in such a conflict of interest position must abstain from voting on all resolutions with respect to the two competing corporations. (See Item 6: Certain Affiliations)

Legal Proceedings Against Foreign Directors

The Corporation is continued under the laws of the Province of British Columbia, Canada, and five of the Corporation’s seven directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under securities laws of the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of  U.S.  laws in a Canadian court against the Corporation or any of the Corporation’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Shareholder Dilution

The Corporation raises working capital funds primarily through the sale of its common shares from treasury. An investor’s proportional interest in the Corporation will decrease over time as additional common shares are issued. In the current economic climate, necessary financing may have to be carried out at lower prices per share than the Corporation would prefer. The Corporation has carefully prepared budgets for planned exploration programs and will pursue financing at the highest available price to minimize this dilution.

Classification as a Passive Foreign Investment Company

The Corporation believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will continue to be a PFIC for the coming fiscal year. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Corporation’s shares. For an explanation of these effects on taxation, see Item 10, Taxation. U.S. shareholders and prospective holders of the Corporation’s shares are also encouraged to consult their own tax advisers.

General Exploration and Mining Risks

Stage of Development

The Corporation has no production revenue. It does not have an operating history upon which investors may rely. Moreover, the Corporation has no commercially viable properties at this time.

Capital Expenditures; Need for Future Financing

The Corporation has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and the Corporation will forfeit its interest in such properties. The Corporation’s accumulated deficit as at December 31, 2012 was $108,602,172.

Commercial development of any of the Corporation’s properties will only occur if sufficient quantities of minerals with a sufficient average grade are discovered. If a mineral discovery is made, substantial financial resources will be required to establish ore reserves, develop metallurgical processes to extract metal from the ore and develop mining and processing facilities at a given site. If the Corporation is unable to finance such development on its own, it will be required to sell all or a portion of its interest in such property to one or more parties capable of financing such development.

Resource Estimation Risks

The Corporation’s mineral resources at the Whistler project are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible at certain locations, and during that time the economic feasibility of exploiting a discovery may change.

The resource estimation is based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate. Therefore the technical report and other studies may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events.

The resource estimation included some economic parameters but relies heavily on geological interpretation of the drill sections and analytical results. A full-scale feasibility study incorporating the processing and recovery described earlier, a mine plan and economic considerations could result in significantly different resources or reserves. Upon application for permits for operation of the mine, additional considerations such as infrastructure requirements and capital expenditures could affect the economic viability of developing the Whistler project into a mine.

Operating Risks

The exploration and, if warranted, development of mining properties is a high-risk industry. Presently, none of the Corporation’s properties have a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.

Volatility in Mineral Prices

The cost of developing gold and other mineral properties is affected by the cost of operations, variations in ore grade, fluctuations in metal markets and the cost of processing equipment. Government regulations regarding prices, taxes, royalties, allowable production, importing and exporting of minerals, land use, land tenure and environmental protection also affect economic viability.

The Corporation cannot control the marketability of the minerals it discovers. Metal prices have fluctuated widely in recent years, and are affected by numerous factors beyond the Corporation’s control. International economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels all may affect metal prices.

The trading price of mineral exploration and mining companies is largely influenced by international metal prices. As the Corporation raises funds through the sale of its common shares, a significant decrease in the price of precious and base metals will adversely affect the Corporation’s ability to fund its operations.

Forfeiture of Mineral Claims

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to Alaska, Nevada, Yukon Territory, British Columbia, or New South Wales and Victoria, Australia, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

For those of the Corporation’s properties held under option agreement, if the Corporation does not fulfill its obligations under the terms of any such option agreement, such agreement will terminate and title to the property will revert to the grantor of the original option.

Government policy may impact the Corporation’s ability to develop mineral exploration properties if protected areas legislation, traditional territory designation or other restrictive land use regulations affecting mineral properties are enacted.

No Assurance of Titles

The Corporation’s mineral property interests may be subject to prior unregistered agreements, transfers or native land claims and title may be affected by undetected defects. Substance and continuity of title may also be affected by political instability and the vagaries of law as they exist and are applied in foreign jurisdictions. Surveys have not been carried out on all of the Corporation’s mineral properties and therefore, in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

Foreign Operations

Some of the Corporation’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. The Corporation’s flagship property is located in Alaska, and the majority of expenditures related to the Whistler Project are denominated in United States dollars. Since the Corporation’s treasury is primarily denominated in Canadian dollars, there is a risk of increased foreign exchange rates increasing the cost of exploration and development. Other foreign currencies are not material to the Corporation’s activities.

General Operating Risks

Permits and Licenses

The operations of the Corporation require licenses and permits from various governmental authorities. The Corporation may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. All properties are presently without any known body of commercial ore.

The Corporation holds interests in 267 claims covering 98,997 hectares in British Columbia, Canada. All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $4.00 per hectare in each of the first 3 years and $8.00 in the fourth and subsequent years after their location dates. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner of each property with the Ministry of Energy and Mines in British Columbia.

The Corporation’s Snowcap (formerly Boulevard) and Wernecke Breccia Properties are located in Yukon Territory, Canada. The Snowcap (formerly Boulevard) Property consists of 238 claims and the Wernecke Breccias Property is comprised of 1,835 claims. All of these mineral claims are governed by the Quartz Mining Act and are subject to a required assessment work or cash in lieu of $100 each year. As the Corporation has paid all required assessments and filing fees, valid title to the mineral claims is recorded in the name of the Corporation or the Joint Venture partner.

The Corporation’s Colorback and Hilltop Properties are located in Nevada. The properties consist of 202 mining claims totaling 1,534 hectares (3,790 acres). The mineral claims are subject to a Bureau of Land Management claim rental fee of U.S. $140 per claim plus a Lander County renewal fee of U.S. $10.50 per claim plus filing fees. As the Corporation has paid all required claim rental and filing fees, valid title to the mining claims is recorded in the name of the Corporation.

The Corporation’s Whistler, Goodpaster and Copper Joe Properties are located in Alaska. The properties consist of 1,456 state mining claims totaling 73,541 hectares (181,724 acres). The mineral claims are subject to a required assessment or cash in lieu of U.S. $2.50 per acre per year. The annual claim rental fees of U.S. $35 - $680 per claim, depending on size and location, are due in November. As the Corporation has paid all required assessments and filing fees, valid title to the mining claims is recorded in the name of the Corporation with the Alaska Department of Natural Resources.

The Corporation’s Lachlan Project is located in the State of New South Wales, Australia. The project consists of one Exploration License covering 15,074 hectares. The Exploration Licenses are subject to minimum expenditure requirements of A$20,000 plus A$500 per unit (1 unit = 1 square km) per year. The Corporation’s Victoria Goldfields project is located in the State of Victoria, Australia. The project consists of one Exploration License covering 25,394 hectares. The Exploration Licences are subject to minimum expenditure requirements of A$2,000,000 over the next 4 years. Valid title to these tenements remains with the vendor.

There is currently no mining activity or commercial production from any of the Corporation’s British Columbia, Yukon, Alaska, Nevada, or Australian mineral properties.

Share Price Fluctuations, Price Volatility

Securities markets in Canada have experienced a high level of price and volume volatility in recent years, with many resource companies experiencing wide price fluctuations not necessarily related to operating performance or underlying asset values of such companies. The Corporation’s Common Shares traded between $0.12 and $0.30 during 2007, between $0.01 and $0.42 during 2008, between $0.33 and $1.16 during 2009, between $0.65 and $1.65 during 2010, between $0.26 and $1.38 during 2011, between $0.14 and $0.42 during 2012 and between $0.09 and $0.14 during the first quarter of fiscal 2013. It is probable that the Corporation’s share price and volume will continue to fluctuate materially.

Environmental Regulations

All phases of the Corporation’s operations are subject to laws and regulations governing exploration, development, tenure, production, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters promulgated by government agencies from time to time. Environmental legislation is evolving in a manner which means stricter standards and enforcement, more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for the Corporation and its directors, officers and employees. Environmental protection requirements have not had a material effect on the capital expenditures, and competitive position of the Corporation in the current fiscal year and are not expected to have a material effect on the capital expenditures, and competitive position of the Corporation in the near future. Future changes in environmental regulation, if any, may adversely affect the Corporation’s operations.

The Corporation’s current operations are not expected to be impacted by climate change legislation as the greenhouse gas generated by direct operations is limited. However any future development, with increased carbon footprint, could be negatively affected by climate change legislation. Monitoring and reporting requirements are expected to increase the cost of exploration and development. It would also increase the capital cost of development of the mineral properties.

There is insufficient data to determine if global climate change has affected the Corporation’s access to mineral properties or suitable weather conditions for exploration programs. None of the Corporation’s mineral properties have been directly affected by physical impacts such as changes in sea level. Weather is always a factor to be considered in planning an exploration program and none of the programs to date have experienced delays outside of the normal expected range.

ITEM 4   INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT OF THE CORPORATION

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003). On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to

“Geoinformatics Exploration Inc.”(“Geoinformatics”) Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics. On August 5, 2009, the Corporation completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and the name of the Corporation was changed to “Kiska Metals Corporation” (“Kiska”). On July 30, 2010 the Corporation continued from the Yukon to British Columbia.

The Corporation acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Scholes option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Corporation accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

Acquisition costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the year ended December 31, 2009. Acquisition costs of $18,000 were included in share issue costs in the year ended December 31, 2009.

There were 99,253,559 of the Corporation’s common shares issued and outstanding as fully paid and non-assessable as of December 31, 2012. The head office and registered office of the Corporation is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, telephone number (604) 669-6660.

RECENT HISTORY OF THE CORPORATION

Fiscal Year 2010

During the third quarter of 2010, the Corporation completed the field program as required by Kennecott Exploration Company (“Kennecott”) and delivered the final report. The “trigger program” consisted of a total of 224 line kilometers of 3D Induced Polarization (IP) geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8,687 meters of diamond drilling. While the Corporation was waiting for Kennecott’s decision, a program of exploration drilling was undertaken on the Whistler resource area where a total of five holes totalling 4,456 meters were completed. These drill holes, and 10 previously reported holes not included in a 2008 resource estimate have been incorporated into a new resource estimate reported on January 12, 2011.

Three holes were also completed on the Raintree West prospect located immediately to the east of the Whistler deposit for a total of 1,092 meters. Nine holes were completed on Island Mountain totalling 3,937 meters. Geological mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain

Kennecott notified the company at the end of August that they would not exercise their right to back in on the Whistler Project, and now retain a 2% Net Smelter Royalty on the property. The Company now owns 100% of the project subject to the underlying royalties and net profits interest.

On March 2, 2010, the first tranche of a non-brokered private placement closed. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Corporation to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. There were 6,720,000 units issued in the first tranche and the warrants expired on March 2, 2011. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $10,609 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 units issued. The warrants expired on March 11, 2011. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $54,473 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

In August 2010, the Corporation completed concurrent brokered and non-brokered private placements of 7,848,414 units at a price of $0.82 per unit, for gross proceeds of $6.4 million. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one common share at a price of $1.15 per share. In addition, 234,713 broker warrants at an exercise price of $0.82 were issued. The value ascribed to the broker warrants in this placement was $180,075 which was charged against share issue costs. The net cash proceeds from this placement were $5,950,433.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Corporation agreed to sell its Mexican subsidiary, Minera Geoinformatica, to Evrim Metals Corporation (“Evrim”). Minera Geoinformatica (“Minera”) holds all nine of Kiska’s Mexican properties and a geological database for Mexico and parts of the southern United States. Evrim assumed Kiska’s Mexican offices and staff. In consideration, Evrim issued two million shares to Kiska and will make on-going performance-based share payments.

In late 2010, the Corporation commenced the relocation of the exploration camp from the north end of the property to a new location nearer the Whistler Deposit, at a newly constructed 3000 foot airstrip. The new location for the camp was chosen for its proximity to the area of drilling to reduce associated costs.

In November 2010, the Corporation sold its 26.0% interest in Clancy Exploration Limited (“Clancy”) of 28,506,883 ordinary shares for total proceeds of $2,305,579. Pursuant to the sale a gain of $2,305,579 was recognized in the Corporation’s annual financial statements. As at December 31, 2009 the 28,506,883 ordinary shares represented 37.9% of Clancy’s issued and outstanding shares and was accounted for as an equity investment.

Fiscal Year 2011

Exploration for the year concentrated on drilling at the Company’s Whistler Project, Alaska. Work focused on the Whistler Orbit in March and April, but after a brief hiatus in May for spring break-up, exploration resumed in the Orbit and at the Island Mountain prospect, with five drills active on the project through the summer months. During the hiatus, an airstrip expansion was completed, as was the gravel capping of the same airstrip. An airborne electromagnetic survey at Island Mountain was also undertaken during the summer.

In total, 30,304 meters of drilling was completed on the project in 2011. A total of 6,423 meters of shallow scout drilling (91 holes) and 13,389 meters (27 holes) of deeper conventional drilling was completed in the Whistler Orbit region, 9,537 meters (26 holes) at Island Mountain and 955 meters (3 holes) were drilled at Muddy Creek. This drilling was successful in identifying new, near-surface mineralization in the Orbit at the Raintree North prospect and in expanding deeper mineralization at the Raintree West prospect. Drilling also tested the Raintree South and Rainmaker targets.

At Island Mountain, step out drilling has shown mineralization to exist over a 300 by 300 meter area to a depth of 500 meters below surface at the Breccia Zone. Furthermore, drilling intersected gold mineralization 200 and 400 meters north of the Breccia Zone signifying further potential for expansion of mineralization in this direction.

Other work at Whistler included the winterization of the camp facilities, and the construction of a trunk road to the Whistler Deposit and Whistler Orbit targets. This road provides access from the Whistler Camp and airstrip to these areas, greatly reducing the reliance upon helicopters resulting in more cost-effective, year round drilling at the Whistler Project.

The Company also conducted exploration on other projects in its portfolio prior to the date of filing, completing programs in Australia at the Lachlan Fold Belt and Victorian Goldfields properties and in British Columbia at the Kliyul and Redton projects. Option partners Xstrata Canada Corporation, Brixton Metals and CVC Cayman Ventures completed 15 holes on the Quesnel Trough properties in northern British Columbia, 21 diamond holes at the Thorn Property in northwest British Columbia and a total of 430 meters of trenching at the Gillis Property in southwest British Columbia, respectively.

At Kliyul, the Company completed 30.6 line kilometers of Induced Polarization (IP) geophysics that has identified a zone of chargeability measuring 500 meters by 1,400 meters, and lies underneath mapped pyrite-sericite alteration.  This is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 meters by 1,800 meters.

The 2011 Redton program evaluated under-explored portions of the Redton Property in order to refine targets for more advanced exploration. A total of 68.9 line-kilometers of IP geophysics, soil and silt geochemical surveys (2,225 soils, 37 silt samples), reconnaissance mapping and prospecting (116 rock samples) were completed on the property, identifying one geophysical anomaly and numerous areas of anomalous soil geochemistry for follow up..

Xstrata completed 17 lines of reconnaissance IP surveys on the Quesnel Trough project, followed by drilling to test targets generated from the survey. Anomalous copper values associated with felsic intrusive rocks were intersected in one hole on the Mags claim block. Mapping, prospecting and soil geochemical surveys were also completed in 2011.

Results of the 2011 Gillis trenching program, funded by CVC Cayman Ventures Corp. have also been finalized. Three trenches totalling 430 meters in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

Brixton completed 21 holes (5,678 meters) at Thorn in two phases of work in 2011. Work included step out drilling along strike and down dip from previous drilling at the Talisker Zone and holes testing new areas in the Camp Creek Corridor, Unconformity Target, Feeder Zone and the Oban Breccia. High grade gold and silver mineralization was intersected at the Oban Breccia Zone and encouraging results from the Talisker, Camp Creek and Feeder Zone targets warrant follow up in 2012.

Fiscal Year 2012

Due to prevailing market conditions, management opted to defer drilling at the Whistler Project in 2012 and conserve cash. Engineering studies were commenced to gain a better understanding of the project, including metallurgical studies which returned excellent recoveries for copper and gold. Initial assessments of plant and tailings requirements, power and infrastructure options and environmental studies were started. A new, more robust geological model was also completed. This model will be important in further exploration of the deposit as well as future resource estimates.

At Island Mountain, a detailed review of drill core from previous program was completed. This review resulted in a refined geological model for the Island Mountain Breccia Zone resulting in a deeper understanding of the controls on mineralization.  This study will aid in prioritization of drill targets at Island Mountain for future campaigns and will provide a solid foundation for future mineral resource estimations at this target.

On July 18, 2012, the company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of CDN$1,500,000.

At the Thorn Project, Brixton Metals completed 26 diamond drill holes (2,889 meters) focused on high-grade gold and silver mineralization at the Oban Breccia Zone. Interest in this target was renewed after the 2011 intersection of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc over 95.08 meters in hole THN11-60. The 2012 program was successful in extending Oban Zone mineralization and it has now been traced in drilling over a distance of 140 meters in a north-south direction, and to a depth of 325 meters. Subsequent to year-end, on February 27, 2013, the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million common shares of Brixton.

In north-central British Columbia three projects were advanced in 2012. Xstrata Canada Corporation funded 20.83 line kilometers of IP geophysics at the Eye property in the Quesnel Trough option. Data from this survey and that of earlier helped define new targets for follow up and drilling in 2013. Kiska completed a geochemical survey to infill areas of interest with more data. A total of 548 soil samples were collected, focused primarily on the central portion of the property. Four polymetallic soil geochemical anomalies were identified in the 2012 program which will aid in the prioritization of targets for future drill testing. Lastly at the Kliyul property, an office-based data compilation and review of the 2011 geophysical survey was completed to refine and identify drill targets for future programs.

On October 19, 2012 Millrock Resources Inc. completed their requirements under the Uncle Sam Property Option Agreement resulting in the transfer of 100% ownership of the Uncle Sam property to Millrock Resources Inc.

In late 2012, Kiska reviewed the Barmedman Property (under option to Inmet Mining (Australia) Pty) data to identify the most appropriate method of assessing the entire 150 sq. km property. As a result Kiska recommended a geophysical program for early in 2013 to consist of airborne magnetics (150 meter line spacing) and ground-based magnetics to identify the prospective felsic intrusive rocks targeted for copper and gold mineralization in this region. The program was completed in early 2013 and results are pending.

At the Victorian Goldfields Properties, Kiska completed 2,181.5 m of aircore drilling in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence on the Murtoa property. The aim of the 2012 program was to test two of the nine best targets defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods. Samples were collected from the overburden-bedrock interface. No significant mineralization was intercepted although one sample returned significant gold in rock chips, but results were not reproducible in duplicates or subsequent assays indicating that nugget gold may be present. During the period, Kiska met its funding requirements to move forward with Murtoa option, but returned two other properties back to the underlying owner. Kiska now has a 50% interest in the Murtoa property and can earn a 100% interest by funding the next A$2 million in exploration on the property.

BUSINESS OVERVIEW

The Corporation is a natural resource company engaged in the acquisition and exploration of precious and base metal mineral properties. The Corporation has interests in properties located in Canada, the United States, and Australia.

The Corporation uses a scientific and technology platform that integrates data aggregation, data mining and processing and three dimensional modelling to identify and prioritize exploration drill targets.  The process has been designed to assist in understanding and quantifying risk at an early stage of the exploration cycle. The Corporation has evolved from a technology service company to an exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, Kiska acquired a portfolio of exploration projects under the Master Agreement with Kennecott. A description of the Corporation's mineral exploration properties is set out below in this Item 4 under the subheading “Property, Plant and Equipment.”

NONE OF THE MINERAL PROPERTIES IN WHICH THE CORPORATION HOLDS AN INTEREST CONTAIN ANY KNOWN ORE OR MINERAL RESERVES. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH THE CORPORATION HAS AN INTEREST ARE EXPLORATORY IN NATURE.

The Common Shares of the Corporation are listed and posted for trading on the TSX Venture Exchange under the trading symbol “KSK.”

The Corporation does not prepare business plans for any of its properties. Business plans are not customarily prepared for mineral exploration programs or properties. As is industry standard, the Corporation will prepare a work program for each of the mineral properties upon which it will carry out exploration work. Although a program is intended to be completed within a specified budget, the specific nature and type of exploration work completed may vary from the original work program depending on results obtained during the program.

The Corporation has raised and will continue to raise all but a very minor portion of its future working capital and exploration funds through the sale of its securities from treasury. The Corporation may periodically receive cash payments and securities as property option payments from third parties pursuant to the terms of existing or future option agreements.

The Corporation's long-term goal is to identify high potential mineral properties that have received little if any recent exploration work, enhance their value through initial exploration and market them to joint venture partners. The Corporation plans to maintain significant interests in a number of projects and have joint venture partners raise and spend the money necessary to thoroughly evaluate the potential of such mineral properties.

Prior to commencing any exploration activities in any of Australia, Alaska, Nevada, Yukon or British Columbia, the Corporation or the party intending to carry out a work program on a mineral property is required to apply to the appropriate Mining Division of the state, territorial or provincial government for a number of permits or licenses related to mineral exploration activities. These permits or licenses include nomination of operator, water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licenses, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or license.

As part of the permit or licensing requirements, the applicant may be required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Corporation has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Corporation intends to carry out work during the 2013 exploration season. For those mineral properties in which the Corporation has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in, Australia, Alaska, Nevada, Yukon Territory and British Columbia.

The Corporation is unaware of any legal proceedings, either threatened or pending, to which the Corporation is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Corporation.

The Corporation does not anticipate any unusual delays or restricted access to mineral properties due to global climate change. Weather is always a factor to be considered in planning an exploration program and none of the programs have experienced delays outside of the normal expected range. Most of the North American mineral properties are located in areas that experience significant low temperatures and snowfall in winter, therefore the exploration season is generally limited to the June-October window of more clement weather. Exploration on the Corporation’s Australian properties can be conducted on a year-round basis. Planning for exploration and compilation of reports on completed programs and new project research continues on a year-round basis.

The table below illustrates the Corporation’s expenditures on exploration activities for the last three fiscal years. The figures below have been prepared in accordance with IFRS.

	Year Ended 2012	Year Ended 2011	Year Ended 2010
Exploration Costs	$ 3,871,273	$ 17,960,794	$ 11,266,798
Mineral Property Acquisition	127,336	139,581	270,672

Note: All figures shown above are in Canadian Dollars.

In 2013, management expects to take the same approach to exploration and cash conservation as was done in 2012. A focus will be placed on finding option/joint venture partners to advance the Company's robust portfolio of early stage projects. This process is underway and management expects to have new partners funding exploration on Kiska properties in addition to current partners Xstrata (Quesnel Trough, BC) and Inmet (Barmedman, Australia).

Management is assessing its options with respect to a large portfolio of royalties held on properties in Canada (British Columbia, Yukon Territory, Northwest Territories, Ontario), Ukraine and New Zealand. Each royalty is under evaluation and the process may result in the sale of some, or all, of the royalty package.

The 2013 Whistler, Alaska Program

Due to current market conditions and the poor availability of capital, management is not planning major expenditures at Whistler in 2013. Some desktop-based review of the Whistler resource estimate and engineering scenarios may be undertaken. Management is reviewing alternative options for moving the project forward, including option/joint venture of the project.

The 2013 Exploration Programs for British Columbian Targets

Management is seeking option/joint ventures to advance the British Columbian projects such as Kliyul, Redton and Williams Gold. Xstrata Canada Corporation is planning further geophysics and a small amount of drilling at the Quesnel Trough project in north-central British Columbia.

The 2013 Exploration Programs for Australian Targets

Inmet has completed geophysical surveys at the Barmedman property, consisting of ground-based and airborne magnetics to assess the entire property. Results are pending, but the work is aimed at highlighting specific intrusive rocks thought to be prospective for copper and gold mineralization for future, more focused exploration programs. The Company is seeking an option/joint venture for the Murtoa property, the remaining property in the Victorian Goldfields project.

ORGANIZATIONAL STRUCTURE

The Corporation’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction

Rimfire Australia Pty Ltd.	2009	100%	Australia
Geoinformatics Exploration Canada Limited	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

INTERCORPORATE RELATIONSHIPS

*GXL USA INC. was dissolved on February 1, 2013

PROPERTY, PLANT AND EQUIPMENT

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its mineral property interests are the following:

•

Gillis Property located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt, British Columbia.

•

Grizzly Property located in the Liard Mining Division of British Columbia, approximately 120 kilometers northwest of Stewart, British Columbia.

•

Kliyul Property located in the Omineca Mining Division of British Columbia, approximately 115 kilometers north of Takla Landing, British Columbia.

•

Poker Creek Property located in the Liard Mining Division of British Columbia, approximately 16 kilometers west of Telegraph Creek, British Columbia.

•

Quesnel Trough Project, consisting of 45 claims (5 blocks), is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia.

•

RDN Property located in the Liard Mining Division of British Columbia, approximately 120 kilometers northwest of Stewart, British Columbia.

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Redton Property located in the Omineca Mining Division of British Columbia, approximately 140 kilometers northwest of Fort St. James, British Columbia.

•

Thorn Property located in the Atlin Mining Division of British Columbia, approximately 120 kilometers northwest of Telegraph Creek, British Columbia.  On February 27, 2013 the Company completed the sale of its Thorn Property to Brixton Metals Corporation for a purchase price of CDN$1,500,000 in cash and seven million common shares of Brixton.

•

Tide Property located in the Skeena Mining Division of British Columbia, approximately 36 kilometers north of Stewart, British Columbia.  On July 18, 2012 the Company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for a purchase price of CDN$1,500,000 ($1,499,995 net of transaction fee) in cash.

•

Williams Property located in the Liard Mining Division of British Columbia, approximately 150 kilometers southeast of Dease Lake, British Columbia and 330 kilometers north of Smithers, British Columbia.

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Goodpaster Properties located in the Fairbanks Recording District, Alaska, 65 kilometers northeast of Delta Junction, Alaska.

•

Uncle Sam Property located in the Fairbanks Recording District, Alaska, 75 kilometers southeast of Fairbanks, Alaska.  In October 2012, Millrock Resources Inc. (“Millrock”) earned a 100% interest in the property by completing cash payments totaling US$200,000, issuing 1,000,000 common shares to the Company and spending US$2.7 million on exploration.  The company has now transferred the ownership of this property to Millrock.

•

Whistler Property located in the Anchorage Recording District, Alaska, 160 kilometers northwest of Anchorage, Alaska.

•

Copper Joe Property located in the Anchorage Recording District, Alaska, 50 kilometers south-southwest of the Company’s Whistler Project in Alaska.

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Snowcap (formerly Boulevard) Property located in Whitehorse Mining District of Yukon Territory, approximately 135 kilometers south of Dawson City, Yukon.

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Wernecke Breccia Property located in the Mayo Mining District of Yukon Territory, approximately 180 kilometers northeast of Mayo, Yukon.

•

Colorback/Hilltop Properties located in Lander County Nevada approximately 100 kilometers southwest of Elko, Nevada.

•

Barmedman and Walmer properties located in the Lachlan Fold Belt, New South Wales Australia.

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia.

At present, the Corporation does not intend to undertake any exploration at its own expense on the Barmedman, Snowcap (formerly Boulevard), Colorback/Hilltop, Gillis, Goodpaster, Grizzly, Poker Creek, Quesnel Trough, RDN, Williams, Wernecke Breccia, or Uncle Sam properties for the fiscal year ending December 31, 2013. Option agreements in place require other corporations to complete exploration programs on some of these properties. These are described in more detail in the description of each property in this Item 4 below.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

The Corporation’s head office occupies 5,314 square feet of office space leased under agreement with The Manufacturers Life Insurance Company. The Corporation has purchased furnishings, computers and office equipment, and leased a photocopier. The rent, as of April 1, 2013, is $19,454 per month ($20,143 including refundable HST), including operating charges of $8,335 per month. Telephone and internet access charges are in addition to this amount.

The Corporation’s mineral properties are detailed below.

Whistler Property, Anchorage Recording District, Alaska

Map showing the location of the Whistler Project relative to Anchorage and possible land access routes.

Location and Introduction

The Whistler property, consisting of 884 claims, covering 135,203 acres, is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed. The Whistler Property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to MF2, LLC (MF2). In additional, some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over all of these claims.

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 meters above sea level in the valley floors to over 5,000 meters in the highest peaks. Access to the project area is solely by aircraft in summer. In 2011, a winter access trail was reactivated and bulk equipment and fuel was transported overland onto the property. The old camp, located near Rainy Pass Lodge and serviced with a gravel airstrip for wheel-based aircraft was dismantled and relocated to a site near the Whistler deposit and a newly constructed gravel airstrip. The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors. Although chiefly used for summer field programs, the camp has been winterized.

Property History

Mineral exploration in the Whistler area was initiated by Cominco Alaska in 1986, and continued through 1989. During this period, the Whistler and the Island Mountain copper-gold porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco’s interest waned and all cores from the Whistler region were donated to the State of Alaska. The property was allowed to lapse.

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler copper-gold occurrence with fifteen core boreholes (7,948 meters) and reconnaissance core drilling at other targets in the Whistler region (4,184 meters). Over that period, Kennecott invested over US$6.3 million in exploration.

In June 2007, Kennecott offered the Whistler project to the Corporation under the Master Strategic Alliance Agreement. The Whistler Project was transferred at no cost as the third “target-of-merit” under the Master Strategic Alliance Agreement and was subject to separate provisions that specified that expenditures made and targets drilled on the Whistler Project would not constitute expenditures or targets toward Geoinformatics obligations under the Master Agreement. In the years 2007 and 2008, Geoinformatics drilled 12 core holes (5,784 meters) into the Whistler deposit and 6 exploration holes (1,841 meters) in the Whistler area (Whistler Orbit).

As a requirement of the merger of Rimfire Minerals Corporation and Geoinformatics that formed Kiska Metals, in June 2009, Kiska and Kennecott agreed to a legally-binding work program required to trigger Kennecott’s back-in rights over the Whistler property.  The work program called for Kiska to complete defined amounts of geophysics and drilling on several targets within the Whistler project area.  Once the full program was completed, Kennecott would decide on whether to exercise its right to back in or relinquish back-in rights and revert to a royalty.

The program (“Trigger Program”) included:

•

Up to 341 line kilometers of 2D and 3D Induced Polarization geophysics on regional targets.

•

Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7000m in aggregate.

The Trigger Program, conducted from July 2009 to July 2010, was supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.  In August of 2010, Kiska delivered a Technical Report to Kennecott summarizing the results of the completed Trigger Program.  In early September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence retained a 2% Net Smelter Royalty on the property, assigned to MF2 in 2012.  From this point, Kiska continued to drill and explore the Whistler property for the duration of the 2010 field season and spring 2011 season, including drilling the Whistler Deposit followed by a new resource estimate, and step-out drilling at the Raintree West and Island Mountain Breccia Zone prospects.

Property Description

The Corporation gained 100% ownership of the Whistler Property after Kennecott waived its back in rights on the project and retain a 2% Net Smelter Royalty on the property, assigned to MF2 in 2012. By gaining 100% ownership the Corporation took assignment of the Mineral Lease Agreement between Mr. Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler copper-gold deposit. In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of US$50,000 at the anniversary of the agreement and deductible against a 1.5% Net Smelter Royalty. One percent (1%) of the Turner royalty can be purchased for US10,000,000. The agreement also provides for minimum annual exploration expenditures US$100,000 since February 1, 2006.

A second underlying agreement is an earlier agreement between Cominco American Incorporated (now Teck Resources Limited) and Mr. Kent Turner dated October 1, 1999. This agreement concerns a 2% net profit interest held by Teck Resources Limited in connection with the Turner Claims.

During 2009, the Corporation staked an additional 136 claims surrounding the existing claims and added another 16 claims in 2011.

The following table details the claims that comprise the Whistler property with legal identification (Mineral Tenure) and location.

Claim	Mineral Tenure (ADL)	Location
BT 001-BT099	667647-667745	Seward M., T.S. 19N-20N, Range 19W-20W
IM 1-IM 18	645698-646065	Seward M., T.S. 19N-20N, Range 19W-20W
IM 19-IM 24	645709-645714	Seward M., T.S. 20N, Range 19W
IM 25-IM 27	646066-646068	Seward M., T.S. 20N, Range 20W
IM 28-IM 35	645715-645722	Seward M., T.S. 20N, Range 19W
IM 36	646069	Seward M., T.S. 20N, Range 20W
IM 37-IM 42	645723-645728	Seward M., T.S. 20N, Range 19W
IM 43	646070	Seward M., T.S. 20N, Range 20W
IM 44-IM 49	645729-645734	Seward M., T.S. 20N, Range 19W
IM 50	646071	Seward M., T.S. 20N, Range 20W
IM 51-IM 54	645735-645738	Seward M., T.S. 20N, Range 19W
IM 55	646072	Seward M., T.S. 20N, Range 20W
IM 56-IM 59	645739-645742	Seward M., T.S. 20N, Range 19W
IM 60-IM 70	646073-646083	Seward M., T.S. 19N, Range 19W-20W
IM 71-IM 128	646764-646821	Seward M., T.S. 20N, Range 19W
MUD 1-MUD 43	650959-651001	Seward M., T.S. 20N-21N, Range 19W-20W
MUD 44-MUD 51	656421-656428	Seward M., T.S. 20N, Range 20W
Port 2151-Port-2153	633446-633448	Seward M., T.S. 22N, Range 18W
Port 2251-Port-2253	633446-633451	Seward M., T.S. 22N, Range 18W
Port 2351-Port-2355	633452-633456	Seward M., T.S. 22N, Range 18W
Port 2454-Port-2459	633457-633462	Seward M., T.S. 22N, Range 18W
Port 2555-Port-2559	633463-633467	Seward M., T.S. 22N, Range 18W
Port 2655-Port-2657	633468-633470	Seward M., T.S. 22N, Range 18W
SAM 1 – SAM 37	667206-667242	Seward M., T.S. 21N-22N, Range 17W-18W
Whisper 1 – 4	641197-641200	Seward M., T.S. 23N, Range 19W
Whisper 9 – 13	641201-641205	Seward M., T.S. 23N, Range 18W-19W
Whisper 17 – 22	641206-641211	Seward M., T.S. 23N, Range 18W-19W
Whisper 27 – 32	641212-641217	Seward M., T.S. 23N, Range 18W-19W
Whisper 37 – 44	641218-641225	Seward M., T.S. 23N, Range 18W-19W
Whisper 47 – 55	641226-641234	Seward M., T.S. 23N, Range 18W-19W
Whisper 57 – 104	641235-641283	Seward M., T.S. 22N, Range 18W-19W
Whisper 105 - 109	641182-641186	Seward M., T.S. 22N, Range 18W
Whisper 110 - 119	641284-641293	Seward M., T.S. 22N, Range 18W-19W
Whisper 120	641187	Seward M., T.S. 22N, Range 18W
Whisper 121 - 126	641294-641299	Seward M., T.S. 22N, Range 18W-19W
Whisper 127 - 130	641188-641191	Seward M., T.S. 22N, Range 18W
Whisper 131 - 138	641300-641305	Seward M., T.S. 22N, Range 18W-19W
Whisper 139 - 143	641192-641196	Seward M., T.S. 22N, Range 18W
Whisper 144 - 156	641306-641318	Seward M., T.S. 22N, Range 18W-19W
Whisper 157 - 180	641320-641343	Seward M., T.S. 22N, Range 18W-19W
Whisper 181	641275	Seward M., T.S. 22N, Range 19 Seward M., T.S. 22N, Range 18W W
Whisper 182	641319	Seward M., T.S. 22N, Range 18W
Whisper 183	644845	Seward M., T.S. 23N, Range 19W
Whisper 184	646084	Seward M., T.S. 23N, Range 19W
Whisper 185 - 187	644846-644848	Seward M., T.S. 23N, Range 19W
Whisper 188 - 236	646085-646133	Seward M., T.S. 22N-23N, Range 17W,18W,19W
Whisper 240 - 250	646137-646147	Seward M., T.S. 22N, Range 17W-18W
Whisper 265 - 269	646162-646166	Seward M., T.S. 22N, Range 18W
Whisper 284 - 290	646181-646186	Seward M., T.S. 22N, Range 16W, 18W
Whisper 305 - 311	646202-646208	Seward M., T.S. 22N, Range 16W,18W
Whisper 326 - 332	646223-646229	Seward M., T.S. 22N, Range 16W,18W
Whisper 336 – 342	646233-646239	Seward M., T.S. 22N, Range 17W
Whisper 347 – 361	646244-646258	Seward M., T.S. 22N, Range 16W,17W, 18W
Whisper 365 - 617	646262-646977	Seward M., T.S. 21N-22N, Range 16W,17W, 18W, 19W
Denture 1	709059	Seward M., T.S. 21N, Range 17W
Denture 2	709060	Seward M., T.S. 21N, Range 17W
Denture 3	709061	Seward M., T.S. 21N, Range 17W
Denture 4	709062	Seward M., T.S. 21N, Range 17W
Denture 5	709063	Seward M., T.S. 21N, Range 17W
Denture 6	709064	Seward M., T.S. 21N, Range 16W
Denture 7	709065	Seward M., T.S. 21N, Range 16W
Denture 8	709066	Seward M., T.S. 21N, Range 16W
Denture 9	709067	Seward M., T.S. 21N, Range 16W
Denture 10	709068	Seward M., T.S. 21N, Range 16W
Denture 11	709069	Seward M., T.S. 21N, Range 16W
Denture 12	709070	Seward M., T.S. 21N, Range 17W
Denture 13	709071	Seward M., T.S. 21N, Range 17W
Denture 14	709072	Seward M., T.S. 21N, Range 17W
Denture 15	709073	Seward M., T.S. 21N, Range 17W
Denture 16	709074	Seward M., T.S. 21N, Range 17W

Regional Geology

Alaskan geology consists of a collage of various terranes that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic. The southern most Pacific margin is underlain by the Chugach–Prince William composite terrane, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrane. It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 million years (“Ma”) to 30Ma and associated with a wide range of base and precious metals hydrothermal sulphide-bearing mineralization.

Property Geology

The geology of the Whistler project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age. Five main intrusive suites are important in the Whistler project area.

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks generally older than 75.5Ma with restricted extrusive equivalent. These intrusions are commonly associated with copper-gold porphyry-style mineralization characterized by low arsenic and low antimony.

The Summit Lake, Kichatna and Hartman River Intrusions (74 to 61Ma) are calc-alkalic granodiorite to diorite intrusions occurring northeast of the Whistler region. These intrusions are generally auriferous and hydrothermal mineralization is commonly arsenical.

The Composite Intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Copper-gold veinlets and pegmatitic occurrences are characteristics of the Composite plutons.

The Crystal Creek Intrusions form a suite of calc-alkalic granite and granite porphyry intrusions with extrusive rhyolite ranging in age from 61 to 65Ma. Andesite and diorite rocks may represent higher level or border phases of this intrusive suite.

The Merrill Pass igneous suite forms a north-trending belt of differentiated calc-alkalic volcanic and intrusive rocks (44 to 30Ma) related to the emergence of the Aleutian arc. They are associated with porphyry copper mineralization and are generally barren.

Mineralization

The Whistler project was acquired by the Corporation for its potential to host porphyry-style magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide spectrum of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust. Exploration work completed on the property has uncovered several porphyry-style magmatic hydrothermal copper-gold sulphide occurrences, suggesting that the project area is generally highly prospective for porphyry copper-gold deposits.

The Whistler copper-gold deposit is the most important exploration target on the Whistler project. Drilling by Cominco, Kennecott and the corporation was successful in delineating copper-gold sulphide mineralization associated with at least three diorite porphyry intrusive phases. The oldest phase exhibits the best copper-gold mineralization, while the third and youngest are much less mineralized. On surface, the copper gold mineralization extends over an area measuring 750 by 250 meters and from the surface to depths ranging between 200 and 750 meters.

Surface Exploration, Geophysics and Drill Programs

There are partial records documenting sixteen shallow core boreholes (1,677 meters) drilled on the Whistler copper-gold deposit in 1988 and 1989. The records contain descriptions of the core, with drilling logs and assay results. Apparently, the core from these holes was donated to the State of Alaska in 1990. Few details are available for the sampling procedures used by Cominco Alaska (Teck Resources Ltd.).

Kennecott carried out systematic exploration of the project area between 2003 and 2006. This work included reconnaissance mapping and prospecting, airborne geophysical and radiometric surveying, rock, soil and stream sediments sampling, detailed mapping over selected areas and ground Induced Polarization (IP) surveys.

Between 2004 and 2006, Kennecott drilled a total of thirty-five core holes (12,694 meters) on the Whistler project. Fifteen of those core holes (7,948 meters) were drilled on the Whistler deposit. Drilling at Whistler aimed at testing the copper-gold sulphide mineralization on six east-west sections spaced at 150 to 200 meters with inclined boreholes drilled towards the east and the west. Two inclined holes were drilled with a south azimuth to test the depth extension of the sulphide mineralization.

A total of twenty boreholes (4,746 meters) were drilled by Kennecott to investigate other exploration targets. Targets selected for drilling were typically chosen based on a combination of geology, geochemical and geophysical criteria interpreted to be indicative of porphyry-style mineralization. The drilling strategy involved testing selected targets with vertical or angled drill holes to validate the geological model. One or more boreholes were drilled, depending on results, in an attempt to vector towards the potassic core of a magmatic hydrothermal system known to be associated with better copper and gold sulphide mineralization in this area.

When the Corporation acquired the Whistler project, a review of project data was completed and in 2007 and 2008, a program of reconnaissance IP (induced polarization) surface mapping, soil and rock geochemistry and drilling were carried out. A total of 12 core holes (5,784 meters) were drilled in the Whistler deposit and 6 exploration holes (1,841 meters) in the Whistler area (Whistler Orbit).

In 2009, Kiska undertook a 2D and 3D IP survey over most of the prospective areas in the Whistler, Island Mountain and Muddy Creek areas.  Kiska commissioned Aurora Geoscience to complete 224 line-kilometers of a 3D Induced Polarization geophysical survey.  This was executed on two grids (Round Mountain; Whistler Orbit) which were comprised of grid lines ranging from 4 to 9 km long with a line-spacing of 400 meters.  The raw data was delivered to Mira Geoscience for detail data quality control and error analysis prior to the construction of a 3D inversion model.  This survey reaffirmed that the Whistler deposit is coincident with a discrete 3D chargeability anomaly and showed that much of the Whistler Orbit area contains broad areas of anomalous chargeability. SJ Geophysics completed 40 line-kilometers of a 2D Induced Polarization geophysical surveys in areas at Alger Peak, Island Mountain and Muddy Creek. In conjunction with the airborne magnetic data, these zones of anomalous chargeability defined by the IP surveys provide an important criteria for targeting drill holes in the ongoing work.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006. Kennecott also used industry best practices in their quality control measures. The Corporation continues to employ these same procedures and has all sample preparation and analyses conducted by accredited labs.

Whistler Area Exploration Drilling

A total of 21 exploration holes for 7,652 meters of drilling in the Whistler area were completed by Kiska in 2009 - 2010.  A further 27 holes (13,389 meters) were drilled in 2011, in addition to 91 shallow scout drill holes which accounted for another 6,423 meters of drilling. A majority of these holes were drilled in the “Whistler Orbit”, an area that includes much of the broad valley floor to the north, east and south of the Whistler Ridge, that includes the Raintree and Rainmaker prospect areas and a new area named Dagwood.  Many of these holes intersected andesitic volcanic rocks with moderate to strong sericite-clay-pyrite alteration and occasional sphalerite- and galena-bearing quartz-carbonate veins and in some instances chalcopyrite.

The Raintree West prospect was discovered by exploration drilling completed by the Corporation in 2008. In 2009, Kiska drilled two significant intercepts, in follow-up drilling of porphyry-style Au-Cu mineralization, the upper one returning 128.7 meters averaging 0.56 g/t gold, 6.8 g/t silver, 0.16% copper, 0.14% lead and 0.32% zinc and a second deeper intercept returning 97.2 meters averaging 0.61 g/t gold, 6.9 g/t silver, 0.16% copper, 0.24% lead and 0.59% zinc (WH09-02). Another hole, WH10-24, drilled a 100 meters further south returned 83.0 meters of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. Drilling to date, both conventional and scout, has highlighted an area 1,200 by 600 meters in size and open to the north, west and south at Raintree West.

In 2011, drilling at Raintree West expanded the area of known mineralization and was highlighted by hole WH11-030, which intersected 453.2 meters averaging 0.72 g/t gold 3.2 g/t silver, and 0.12% copper, including 328.6 meters averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper . Hole WH11-30 was one of four holes (2,421 meters) completed on two sections 100 and 200 meters north of the discovery section.

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late, low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 meters of the hole averaging 1.13 g/t gold, 3.9 g/t silver and 0.18% copper. WH11-33, collared 100 meters to the west (drilling to the west) intersected moderate potassic alteration in association with gold-copper mineralization which averaged 0.55 g/t gold, 3.87 g/t silver and 0.11% copper over 218 meters within a 347.8 meter interval that averaged 0.53 g/t gold, 2.78 g/t silver and 0.08% copper.

WH11-029 is located 100 meters to the south of WH11-30, and returned 460.7 meters averaging 0.50 g/t gold, 7.1 g/t silver, and 0.06% copper. This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration.

Raintree North and Raintree South are narrow, steeply dipping bodies of porphyry mineralization 2.2 kilometers east and northeast of the Whistler Deposit, respectively. Both are hosted in diorite porphyry with magnetite and K-feldspar alteration. Results include 79.3 meters averaging 0.57 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t gold equivalent*) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper (0.71 g/t gold equivalent*) over 148.5 meters in hole WH11-034 at Raintree North. Raintree South returned lower grade mineralization, including 164.0 meters that averaged 0.22 g/t gold, 1.68 g/t silver and 0.12% copper in hole WH11-046.   The Raintree East prospect, located 2.8 km to the east-northeast of the Whistler deposit, represents another prospect discovered in reconnaissance drilling in the 2011 spring program. The hole, WH10-008, drilled there in 2010 returned 90 meters of 0.42 g/t Au, 1.33 g/t Ag, 0.10% Cu corresponding to a zone sparse sheeted to stockwork quartz-pyrite-chalcopyrite veins.

Island Mountain Exploration Drilling

The Breccia Zone discovery hole, IM09-001 returned 382.9 meters (from surface to the end of hole) of 0.68 g/t Au and 0.10% Cu with an upper interval 150.0 meters averaging 0.72 g/t  Au, 2.37 g/t Ag and 0.16% Cu from 44.0 to 94.0 meters and a deeper zone of pyrrhotite veins and disseminations (“Lower Zone” mineralization) that returned 106.9 meters averaging 1.22 g/t Au, 0.69 g/t silver and 0.05% copper from 280.0 to the 386.9 meters (end of hole). All of the follow-up holes to the discovery hole have intercepted varying degrees of mineralization. One of the highlight holes from the 2010 season was hole IM10-013, located 100 meters NNW from the discovery hole, that returned 114.9 meters of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper from a depth of 50.1 meters. Results from this drilling program indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 meters as well as expansive areas of altered and mineralized diorite intrusive rocks. Twenty-six holes were completed in 2011 (9,532 meters), extending mineralization over a 300 by 300 meter area on 50 meter sections to a depth of 500 meters. Drilling also intersected gold mineralization 200 meters and 400 meters to the north.

Results include IM11-034, the most northern and westerly in the Breccia Zone, which averaged 1.37 g/t gold and 54.19 g/t silver (2.29 g/t gold equivalent*) over 100 meters within a broad 363.9 meter interval that averaged 0.53 g/t gold and 15.3 g/t silver or 0.84 g/t gold equivalent*. IM11-034 was drilled on section 7,850N approximately 100 meters west of hole IM11-026, which returned 127 meters of 0.76 g/t gold equivalent*.

Two east directed holes fifty meters south on section 7,800 (IM11-039 and IM11-037) and separated by approximately 100 meters were designed to define continuity of mineralization between the two adjoining sections. The most easterly hole, IM11-037, intersected breccia mineralization that returned 79 meters of 1.00 g/t gold, 0.28 g/t silver and 0.02% copper and deeper intervals of low grade disseminated/vein pyrrhotite-associated gold mineralization that remains open to the east. Hole IM11-039 drilled beneath hole IM11-037 and intersected broad zones of gold-copper breccia mineralization including 157 meters averaging 0.59 g/t gold, 2.80 g/t silver and 0.16% copper. Follow up to hole IM11-039 will be a priority since mineralization remains open down-dip and to the east.

Fifty meters south, on section 7,750N, IM11-018 and -020 were collared at the same location 100 meters to the west of IM10-13 to follow up on strong gold and copper mineralization intersected in 2010. IM11-018 intersected a broad interval of gold-copper mineralization 375 meters in length averaging 0.42 g/t gold, 1.50 g/t silver and 0.07% copper, including 135 meters averaging 0.73 g/t gold, 2.5 g/t silver and 0.11% copper. IM11-20 was also drilled toward the east, beneath IM10-018 at an inclination of -62 degrees. A higher grade section of the hole 161 meters in length averaged 1.00 g/t gold, 2.29 g/t silver and 0.12% copper (or 1.28 g/t gold equivalent*) and lies within a 344.0 meter interval that averaged 0.56 g/t gold, 1.62 g/t silver and 0.08% copper, or 0.75 g/t gold equivalent*. Hole IM11-036 was located 100 meters east of and on the same section as IM11-013 and drilled toward the east to investigate continuity of mineralization near surface. The hole returned a 74.0 meter interval averaging 0.98g/t gold, 0.51g/t silver and 0.03% copper on the eastern margin of the main breccia body.

A further fifty meters south, on section 7,700N, IM11-038 and IM11-041 were east directed holes at inclinations of -45 and -60 degrees, collared approximately 100 meters west of holes IM10-010 and 011.

These holes were also designed to test continuity of mineralization outlined on the adjoining sections to the north and south. Hole IM11-038 intersected a strongly developed breccia 182 meters in length that averaged 0.50g/t gold, 2.94g/t silver and 0.14% copper (0.84g/t gold equivalent*) including a higher grade, 124 meter long interval averaging 0.55g/t gold, 3.34g/t silver and 0.17% copper (0.95g/t gold equivalent*). The lack of strong breccia mineralization in the more steeply inclined hole IM11-041 confirms that the south contact of the breccia has a steep northerly dip.

IM11-022 and -024, the most westerly holes drilled on the discovery section 6,650N, did not intersect significant widths of breccia mineralization, but did intersect disseminated pyrrhotite associated gold mineralization as seen on the east side of the Breccia Zone. Hole IM11-024 drilled at an inclination of -45 degrees intersected gold-bearing disseminated/vein pyrrhotite mineralization for much of its length including 101 meters averaging 0.61 g/t gold equivalent*. Hole IM11-022, inclined at -60 degrees, was dominated by a footwall section of hornfels sediments with minor vein pyrrhotite-pyrite mineralization, containing pervasive, low grade gold mineralization. These holes are interpreted to be beneath the steeply north-dipping southern contact of the main breccia body.

Reconnaissance drilling was completed north of the Breccia Zone to test breccia mineralization mapped on surface. This drilling was successful, returning gold intersections 200 and 400 meters north of northern defined edge of the Breccia Zone.

Two hundred meters to the north, a new style of mineralization characterized by high concentrations of pyrite mineralization with high silver values yielded a 73.9 meter interval averaging 0.92 g/t gold equivalent* near the bottom of IM11-030 within a broad zone of mineralization averaging 0.49 g/t gold equivalent* over 167.9 meters. A further 200 meters north, holes IM11-033 and 035 were drilled from the same location at inclinations of -45 and -55 degrees, testing the Falcon’s Nest breccia. IM11-033 intersected a 55.2 meter interval that averaged 0.5 g/t gold while IM11-035 returned the same gold grades over a 41.0 meter width.

A 1,200 by 700 meter wide EM conductor, 1,250 meters east of the Breccia Zone (the SC Target), returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 meters and 0.45 g/t gold equivalent* over 30.0 meters in hole IM11-21.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Muddy Creek Exploration Drilling

Three holes totaling 935 meters have been drilled at Muddy Creek, 8 km north of Island Mountain. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 meters apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 meters averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 meters averaging 0.29 g/t gold equivalent*. The southwest directed hole, MC11-002, returned intervals of 45.0 meters averaging 0.52 g/t gold equivalent* and 44.2 meters averaging 0.51 g/t gold equivalent* within a broad 338.1 meter interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometers to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold spaced over a 340 meter distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

Island Mountain; Initial Metallurgical Test Work

Samples from the discovery hole IM09-001 were selected to create representative composite samples used to carry out preliminary metallurgical test work to assess the mineralogical associations and the potential for effective treatment of the rock to recover copper and gold. Core logging and assay results indicated a difference between the upper and lower mineralized intervals. The upper unit had higher copper but lower gold values and the lower material tended to contain more pyrrhotite.

The preliminary testing has indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the gold is relatively free milling. This is particularly true of the greater portion of the material represented by the Lower Composite. The results indicate that in the range of 90% of the gold in the Lower Composite can be recovered by either whole ore leaching or a combination of flotation and leaching of the tailings. With further development work, copper flotation recoveries will likely rise to the 80% range for the Lower Composite.

Similarly, gold recovery in the range of 90% can be achieved by whole ore leaching of the Upper Composite. Further flotation work on the Upper Composite will improve both copper and gold recoveries to concentrate.

Whistler Deposit; Initial Metallurgical Test Work

In 2004, Kennecott submitted three composite core samples for metallurgical testing at Dawson Metallurgical Laboratories Inc. in Salt Lake City, Utah. Preliminary test work on the three composite samples included gravity concentration or flotation to recover the copper and gold. Recovery of copper and gold focused on flotation as the process option in later test work.

In general, 90% to 92% copper recovery was achieved into a 6% copper rougher concentrate. Also recovered in this concentrate was 80% of the gold at a rougher grade of 20 g/t. These recoveries were accomplished at laboratory flotation times of 5 to 6 minutes and a grind of 80% passing 162 microns. This grind size and flotation time is typical of porphyry copper flotation response and grind requirements.

Three stage open circuit cleaner tests carried out on the rougher concentrate resulted in overall recoveries to the third cleaner concentrate of 80% of the copper and 60% of the gold. The grade of the final concentrate was 22.5% copper and 65 g/t Au. The cleaning tests were carried out at a grind of 80% passing approximately 50 microns.

In 2012, two samples representative of Whistler Deposit mineralization were submitted for metallurgical testing, yielding improved results from the initial test work. Locked cycle flotation tests for the two samples returned an average copper concentrate grade of 25.4% copper with recoveries averaging 91.9% for copper and 70.4% for gold. The primary reason for the improved results versus prior work was the samples used for the current study were better representations of Whistler deposit mineralization.

Composite samples were collected from two holes (WH08-08 and WH10-19) in the Whistler Deposit and submitted to G&T Metallurgical Labs in Kamloops, BC. Recoveries of 91.9% for copper and 73.1% for gold were obtained from locked cycle flotation tests of the WH08-08 sample (feed grade of 0.11% copper and 0.43 g/t gold). The test produced a concentrate grading 24.5% copper and 79.3 g/t gold.

Similar results were obtained from locked cycle flotation tests of WH10-19 mineralization (feed grade of 0.22% copper and 0.53 g/t gold). Recoveries of 91.9% were obtained for copper and 67.7% for gold. This test produced a concentrate grading 26.2% copper and 46.5 g/t gold.

Whistler Deposit Mineral Resource Estimation

The mineral resource model presented in the technical report prepared by Moose Mountain Technical Services and filed on the Internet’s System for Electronic Document Analysis and Retrieval (“SEDAR”) on March 18, 2011, was prepared to provide an initial assessment of copper and gold sulphide zones delineated by drilling on this project and to provide management an independent assessment to justify additional exploration and development work. The resource estimate was completed by R.J. Morris, M.Sc., P.Geo. an independent qualified person as this term is defined in National Instrument 43-101. The effective date of this resource estimate is March 17, 2011.

Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The resource classifications used below can be more particularly described as follows:

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

All mineral resources referenced in the technical report have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq3 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1.  Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2.  Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; USD$990 per ounce gold, USD$15.40 per ounce silver and USD$2.91 per pound of copper.

3.  Totals may vary due to rounding.

2012 Exploration Programs

During the year ended December 31, 2012, the Company completed programs on its Whistler, and advanced projects in BC and Australia.

The 2012 Whistler Program

During the period the Company focused efforts on the Whistler Deposit to gain a better understanding of the geological characteristics of the deposit and to begin assessing the engineering aspects of the project.

Geological data collected by Kiska and previous workers was compiled and reinterpreted leading to the revision of the Whistler Deposit geological model. This included relogging drill core within the deposit as well as limited mechanized trenching (one trench, 111 meters in length) to enhance and confirm the geological model. This revised model will be important for targeting future exploration holes, resource updates and for use in ongoing engineering studies.

Two engineering firms were engaged to assist Kiska in the evaluation of the Whistler Deposit. AMC Mining Consultants (Canada) Ltd, worked with Kiska’s consulting metallurgist to investigate the metallurgical performance of Whistler mineralization. Representative samples were submitted for open circuit and locked-cycle testing to assess metal recoveries and to help determine potential ore processing flow sheets. Composite samples were collected from two holes (WH08-08 and WH10-19) in the Whistler Deposit. Recoveries of 91.9% for copper and 73.1% for gold were obtained from locked cycle flotation tests of the WH08-08 sample (feed grade of 0.11% copper and 0.43 g/t gold). The test produced a concentrate grading 24.5% copper and 79.3 g/t gold.

A small amount of work was conducted at Island Mountain due to management’s focus on the Whistler Deposit. Limited reconnaissance (11 rock samples and 25 soil samples) of surface targets at Island Mountain and a detailed review of the Island Mountain Breccia Zone drill core from the 2011 campaign was completed. This work refined the geological model for the Island Mountain Breccia Zone resulting in a deeper understanding of the controls on mineralization.  This study will aid in prioritization of drill targets at Island Mountain for future campaigns and will provide a solid foundation for future mineral resource estimations at this target.

Future Exploration Programs

Future drilling at the Whistler Project will have a number of objectives: 1) Further definition of mineralization at the Whistler Deposit for future resource estimations and investigation of the environmental and geotechnical properties of the deposit to advance engineering studies; 2) Expansion of known porphyry targets such as Rainmaker, Raintree West and Island Mountain Breccia; 3) Exploration of early stage targets that potentially represent new porphyry gold-copper deposits in the Whistler Orbit and Island Mountain areas. Further work to ascertain the nature of mineralization at Muddy Creek will also be undertaken. Additional groundwork will be required to investigate underexplored terrain on the eastern portion of the property.

The Corporation’s British Columbia and Yukon properties include:

Adam Property, Skeena Mining Division, BC

The Adam Property, covering 1,823 hectares, is approximately 70 kilometers northwest of Stewart, British Columbia. In April 2007, the Corporation sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Corporation retains a 2% NSR.

Snow Cap (formerly Boulevard) Property, Whitehorse Mining District, Yukon

The Snow Cap (formerly Boulevard) Property, consisting of 238 claims, is located approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property was held jointly by Kiska (50%) and Northgate Minerals (now AuRico Gold – “AuRico”) (50%), with each company having funded the initial $330,000 in exploration that led to staking of the property. AuRico solely funded the next exploration program to earn an additional 10% interest.

Effective July 22, 2009, the Corporation and AuRico signed an option agreement with Silver Quest Resources Ltd. (now Independence Gold Corp. – “Independence”) under which Independence can acquire the Corporation’s 50% interest in the property. Independence is required to make staged cash payments to the Corporation on a 40% basis totaling $80,000 ($64,000 paid), issue an aggregate of 400,000 common shares (320,000 received) and complete exploration expenditures of $3,000,000 ($200,000 the first year) over a five year period. The Corporation retains a 1% net smelter royalty (“NSR”) on the property, with Independence having the right to buyback 0.5% of the NSR for $750,000. In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 common shares of its capital stock each to Kiska and AuRico.

Independence also purchased from the Corporation and AuRico certain data pertaining to soil, silt and rock sampling completed in areas around or near the property. If Independence acquires open ground by staking within defined areas, it will be required to issue additional common shares, up to a maximum of 250,000 to the Corporation, and the additional property, if any, will be further subject to a 1% NSR in favor of the two original partners. Independence would be entitled to buyback 0.5% of the NSR for $500,000. Late in 2009, Independence acquired claims by staking and issued an additional 100,000 common shares to the Corporation.

The Snowcap area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results the Corporation and AuRico staked additional claims.

Diamond drilling in September 2008 was focused on trenched areas with significant widths of gold mineralization. Additional targets were identified from results of a magnetometer survey and previous soil geochemistry data. A total of 525 meters of core was drilled in seven holes from six different locations. In total, 4.85 line kilometers of IP and 45 line kilometers of magnetometer survey were completed. The soil survey grid was extended southeast from the existing Boulevard grid. The drilling intersected gold mineralization in five of seven holes. Drilling tested the mineralization in the discovery trench and targets along the apparent strike of this mineralization, within a large multi-element soil geochemical anomaly.

Since optioning the project, Independence completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 m core length.

The 2011 program consisted of further surface geochemistry and 6,000 meters of diamond drilling to test targets along the Snowcap Trend, a 20 kilometer long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Silver Quest has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over the Snowcap property.

Independence collected of approximately 3,500 in-fill soil samples in 2012 to better-define previously identified gold-in-soil geochemical anomalies within the Snowcap Trend. This follow-up sampling is designed to generate additional diamond drill targets.

No programs have been announced for the 2013 season.

Gillis Property, Nicola Mining Division, BC

The Gillis property consists of 15 claims covering 6,557 hectares of rolling upland terrain 30 km southwest of the town of Merritt, British Columbia. Access to the property is primarily by a Bell 206 helicopter based out of Merritt. Although the areas where most of the exploration is focused are not road accessible, future road access could be facilitated from gravel forestry roads that circle the property.

Previous work on the Gillis property was limited to reconnaissance stream sediment and soil geochemical surveys carried out by Almaden Minerals Ltd. in 2005 and 2006 focused on follow up of regional stream sediment geochemical gold anomalies in 2005-2006. This work had identified anomalous gold-in-silt geochemistry in a number of drainages and very limited follow-up defined anomalous gold soil geochemistry with a few rock samples returning weakly anomalous gold values.

The Corporation signed an option agreement to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which can be purchased for $1.5 million. The Corporation is to make cash payments of 2.5% of mineral exploration expenditures and:

•

$15,000 within 10 days of the execution of the agreement (paid)

•

$25,000 on or before September 5, 2009 (paid)

•

$50,000 on or before September 5, 2010 (paid)

•

$75,000 on or before September 5, 2011.

fund exploration expenditures of:

•

not less than $75,000 on or before September 5, 2009 (completed)

•

an aggregate $125,000 on or before September 5, 2010 (completed)

•

an aggregate $200,000 on or before September 5, 2011

•

an aggregate $300,000 on or before September 5, 2012

issue 217,500 common shares to the vendors within 10 days of announcement of NI 43-101 compliant gold resource of 500,000 oz.

During October 2008, Rimfire Minerals Corporation carried out a mapping, prospecting, and geochemical sampling program on the Gillis property. The sampling work was contracted to RIO Minerals Ltd. who completed 80 kilometers of soil lines, collecting a total of 1712 soil samples. A total of 64 rock samples were taken during prospecting and mapping which focused on previously defined soil and silt anomalies in the western and central portions of the property. Prospecting led to the discovery of three showings that have anomalous values of gold and silver in combination with other pathfinder elements.

Effective August 30, 2010, the Corporation signed an option agreement with CVC Cayman Ventures Corp. under which Cayman can acquire up to 51% interest in the property by incurring exploration expenditures of $2,000,000 and payments totaling $155,000 over four years and issuing 250,000 Cayman common shares. Cayman can acquire up to 60% interest in the property by incurring an additional $1,000,000 on the project within 5 years of the effective date.

In the third quarter of 2011, CVC Cayman Ventures Corp. (“Cayman”) funded a work program consisting of backhoe trenching in two areas of anomalous gold soil geochemistry.  Three trenches totaling 430 meters in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

On the South gold target rock sampling on individual quartz veins assayed from 0.01 g/t gold over 0.6 meters to 5.5 g/t gold over 0.1 meters within an altered volcanic host rock. A 10 meter wide north trending zone of sericite altered volcanic rock was accompanied by intermediate and mafic dykes along with several quartz veins. The veins have values up from 0.34 g/t gold over 1.5 meters to 0.80 g/t gold over 1.3 meters. Sixty-five meters to the west a lower grade gold target in gossanous volcanics assayed 0.37 g/t gold and 0.51 g/t silver across 26 meters (including 8 meters of 0.51 g/t gold).

Trenching on the East target exposed several narrow quartz veins across a 25 meter section. The vein material graded from 0.01 g/t gold to 1.5 g/t gold in composite grab samples associated with gossanous sericite altered volcanics.

As of December 6, 2011 Cayman has terminated their option agreement with Kiska on the Gillis property. The Company elected to terminate this option agreement and did not make the final $75,000 option payment to the underlying vendor.

Grizzly & RDN Properties, Liard Mining Division, BC

The RDN/Grizzly Properties are located in the Liard Mining Division of British Columbia approximately 120 kilometers northwest of Stewart, British Columbia and 50 kilometers north of the Eskay Creek Mine. The RDN property is comprised of 14 claims, covering approximately 8,576 hectares while the contiguous Grizzly property is comprised of 8 claims covering 2,652 hectares.

Regional exploration in the area was conducted by several mining companies from the 1960's to the early 1980's, which resulted in the discovery of porphyry and vein style mineralization at the nearby Snip, Johnny Mountain and Sulphurets areas. In 1989, Noranda Exploration Company carried out a program of sampling and conducted airborne magnetic and aeromagnetic surveys over the property. They continued the exploration with geochemical and geophysical surveys and a 15 hole diamond drilling program in 1990 followed by expanded geophysical surveys and the drilling of an additional 15 diamond drill holes in 1991. Pathfinder Resources Limited carried out work programs which included soil sampling, geological mapping, prospecting, and geophysical surveying between 1994 and 1996. Rimfire Minerals Corporation purchased the property in 1997, subject to 1.34% NSR, one-half of which may be bought for $666,666. On December 14, 2005, Rimfire Minerals Corporation purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash with a net smelter return royalty of 2%. This royalty can be purchased at any time for $2,000,000. In 1999, Rimfire Minerals performed a surface exploration program followed by a 574 meter, 9 hole drill program testing targets at the Marcasite Gossan, Jungle and Main Zones. In 2000 Newmont Canada Limited (“Newmont”) optioned the property and carried out a 27 kilometer UTEM geophysical survey later that year. In 2002 Newmont completed a 13 hole program totaling 2,256 meters, in the Wedge Zone, Sand Lake, Marcasite Gossan and Boundary Zones. In late 2002 Newmont dropped their option and by 2003 Barrick Gold Corporation (“Barrick”) optioned the property and carried out a program of mapping, prospecting and contour soil sampling focused on areas underlain by rhyolitic volcanics including the Arctic Grid and Boundary Zone. During 2002 Barrick completed a 9 hole 1,125 meter drill program testing targets at the Jungle and Carcass Valley areas.

In March 2004, the Corporation signed an option agreement and subsequent amendments with Northgate Minerals Corporation (now AuRico Gold - “AuRico”) which provides that AuRico can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

an aggregate of $125,000 on or before March 1, 2006 (received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Corporation will be project operator until AuRico has earned its 51% interest. AuRico may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On May 10, 2012 Aurico terminated the RDN property option agreement without having earned an interest in the property. Management will conduct a review of the data in 2013 and commence the search for another optionor to advance the RDN.

During 2004, AuRico completed 2,499 meters of drilling in nine holes. Several precious-metal bearing intervals were intersected; however, these are interpreted as veins and breccias that are unlikely to have economic significance. During 2005, six drill holes were completed for a total of 1,470 meters in two target areas: the Blind Fault and Arctic Grid. Continuous surface channel sampling in the Blind Fault area returned 24.7 meters averaging 24.9 grams/tonne silver, which were largely duplicated in the subsequent drill holes. Drilling at the Arctic Grid target intersected stratigraphy equivalent in age and geological setting to that hosting the Eskay Creek deposit. During 2006, an airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property, and a four hole (1350 meter) drill program on the Arctic Grid target successfully tested the Eskay Creek time equivalent mudstone – rhyolite contact, but failed to intersect significant mineralization.

Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property. The Grizzly Property is owned 100% by the Corporation subject to the underlying NSR.

In 2008, Inmet Mining Corporation conducted a two-phase exploration program on the Grizzly property investigating porphyry-style mineralization exposed in a hand trench where a continuous chip sample returned 38 meters grading 1.09 grams/tonne gold and 0.74% copper. The first phase program consisted of geological mapping, rock sampling, a soil geochemical survey and a 32 line-kilometer IP geophysical survey. The second phase of the program consisted of 2,128 meters of diamond drilling from 11 holes. Results from the drill program failed to intersect mineralization similar in grade to that sampled in the hand trench. Inmet later dropped their option on the property and no exploration program has been planned. The Corporation intends to seek joint venture partners for some or all of the claims.

Kizmet Property, Atlin Mining Division, BC

The Kizmet property consisting of four claims (4,292 hectares) is located in northwest British Columbia approximately 90 kilometers south of Atlin, British Columbia. The main target of exploration on this property is epithermal gold-copper-silver-lead-zinc vein and breccia mineralization analogous to that found on the Corporation’s Thorn property to the south. It is believed that the epithermal mineralization in the district is strongly linked to a newly recognized suite of Cretaceous aged volcanic and plutonic rocks informally referred to as the Windy Table Suite that are formed on a basement of Triassic and Jurassic Stikine-Terrane sedimentary and volcanic rocks. The Kizmet property was a joint venture with Barrick Gold Corporation (“Barrick”). Rimfire Minerals contributed claims totaling 27,939 hectares to the joint venture while Barrick contributed claims covering an area of 67,865 hectares. In November 2006, Barrick gave notice of termination of the joint venture. The claims have reverted to 100% ownership by the Corporation, subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

A regional sampling, prospecting and mapping program was conducted by the Corporation during the late summer of 2004. Geological mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature and local occurrences of precious metal-rich base metal veins, a zone of precious metal-rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphides. During the summer of 2005, Barrick conducted a prospecting, mapping and stream sediment sampling program that identified several anomalous areas. A technical report has not been filed on the Kizmet Project.

The Corporation has retained the core group of claims and permitted the outlying claims to lapse. Effective June 3, 2010, the Corporation optioned the Kizmet property to Brixton Metals Corporation as part of the Thorn option agreement.

Kliyul Property, Omineca Mining Division, BC

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 115 kilometers north of Takla Landing and 5 km south of the Omineca mining access road and power-line. The Corporation has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul Cu-Au porphyry project. Additionally, the project was expanded with the purchase of mineral claims held by Northwest Enterprises Inc. (August 10, 2010),

Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011) These transactions result in the Corporation owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto. Total consideration of $115,488 was paid. In September, a short program was undertaken consisting of examination and the re-logging of historical drill core.

Kiska’s predecessor, Geoinformatics, drilled two deep holes targeting a magnetic high anomaly at Kliyul. The best intercept returned an interval of 217.8 meters of 0.23% copper and 0.52 g/t gold from a depth of 22.0 meters. This interval included 0.30% copper and 0.81 g/t gold over the bottom 131.8 meters. This hole was drilled to a depth of 325.4 meters and ended in mineralization with the last two samples averaging 0.31% copper and 1.30 g/t gold over 4.4 meters. The second hole returned a number of shorter intervals of a similar tenor of mineralization highlighted by 24 meters of 0.20% copper and 0.44 g/t gold, 32 meters of 0.21% copper and 0.62 g/t gold and 20 meters of 0.14% copper and 1.21 g/t gold.

In the third quarter of 2011, the Company completed 30.6 line kilometers of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.

Results from the 2011 IP survey have identified a zone of chargeability measuring 500 meters by 1,400 meters which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 meters by 1,800 meters. Equity Exploration Consultants was contracted to manage and execute the Kliyul program.

No work programs were completed on the property in 2012. Office-based interpretation of the Kliyul data and target refinement was undertaken and management is now seeking to option the property to fund drilling of the Kliyul targets in 2013.

Poker Creek, Liard Mining Division

The Poker Creek property, consisting of 6 claims (2,516 hectares), is located approximately 16 kilometers west of the town of Telegraph Creek. The Property and surrounding area are underlain by mid-Paleozoic and Mesozoic island arc successions belonging to Stikinia, which have been intruded by numerous igneous bodies of Triassic and Jurassic age. The claims were staked to cover potential copper gold porphyry mineralization.

During the period 1989-1991, four short duration reconnaissance prospecting, geochemical and mapping surveys were conducted over what is now the Poker Creek property by two different operators. Work defined Triassic sediments and volcanics of the Stuhini Group intruded by a variety of equigranular to porphyritic intrusions. Work was focused on both porphyry potential and gold-bearing mesothermal vein mineralization. Local areas of mineralization were noted and consist of weakly developed quartz-carbonate gold-silver and base metal-bearing veins with a sometime inferred spatial relation to porphyritic dykes and sills. Some moderately gold and copper anomalous silt sample results were obtained.

In August 2008, Rimfire carried out a helicopter supported seven day reconnaissance program of soil sampling, prospecting and geological mapping on the claims. Two soil lines returned highly anomalous results in copper and to a lesser extent gold over a roughly 1 by 1 kilometer area. Adjacent silt sample results indicate an area in excess of three kilometers east to west that is highly anomalous in both copper and gold. The metal signature and local geology of the area indicate potential for porphyry copper-gold-style mineralization.

No exploration program was completed in 2012 and none have been planned for 2013. The Corporation intends to seek joint venture partners for some or all of the claims.

Quesnel Trough Project, Cariboo Mining Division, BC

A total of 45 claims, covering 17,676 hectares, comprise the Quesnel Trough project and are located from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James. The Corporation owns 100% of these claims. The project is targeting possible porphyry copper–gold mineralization based on regional geophysical anomalies. An approximately 2000 line-kilometer helicopter airborne magnetics survey was completed during November 2007.

During 2008, Rimfire completed surface reconnaissance programs over all seven target areas. Alteration consistent with porphyry copper – gold mineralization systems was encountered on three targets including anomalous copper geochemistry in rocks on two of these targets and anomalous copper and gold geochemistry in soil samples from one target area. The remaining geophysical targets all occur beneath till or young basalt cover.

Xstrata Canada Corporation (“Xstrata”) signed an option agreement to explore the Quesnel Trough properties. The terms of the agreement grant Xstrata the option to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed within the Bump-up period which ends on the tenth anniversary of Xstrata earning its 51% interest.

Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties in 2009. This method applies an ultra-sensitive sampling and analytical technique designed to detect mineralization concealed by post-mineral cover sediments such as glacial till. The surveys did create some moderate contrast anomalies that were followed up by tighter spaced sampling. In 2010, a 4 hole program of diamond drilling totaling 245 m tested targets on 3 of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration.

In 2011, Xstrata completed 15 holes (3,582.5 meters) on five claim groups, 17 reconnaissance IP lines on targets on four claim groups and collected 38 MMI samples, 38 Ah horizon samples and 224 conventional soil samples. Mapping, prospecting and further target evaluation was also carried out.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive.

Exploration in 2012 targeted the Eye Property where 20.83 line kilometers of IP geophysics was completed. This data was combined with that from prior surveys to identify new targets. Planned programs for 2013 include an additional 15 line kilometers of IP, MMI soil geochemical surveys and six proposed drillholes.

Xstrata will continue to act as operator and fund the exploration programs.

Redton Property, Omineca Mining Division, BC

The Redton Property is comprised of a total of 55 mining claims and covers 23,665 hectares. It is located approximately 140 kilometers northwest of Fort St. James, British Columbia. The property contains three porphyry copper prospects. The project adjoins the Kwanika property and is within 1,500 meters of the recent discovery made by Serengeti Resources Inc. on the Kwanika property. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest and holds a 3% NSR of which 1.5% can be purchased for $6 million (1% for $1 million and 0.5% for $5 million).

During 2008, the Corporation drilled a total of eight diamond drill holes totaling 2,996 meters with all eight holes intersecting visible molybdenite (MoS2) mineralization. Results from the drilling confirm a mineralized envelope of at least 440 meters by 475 meters which extends from surface to depths of at least 418 meters and is open in all directions.

Currently, there are two highlighted target areas on the property, the Falcon and Red Zone porphyry prospects.

A 2006 hole at the Red Zone returned 167 meters grading 0.31% copper, 0.08 g/t gold and 2.48 g/t silver. Drilling in 2007 and 2008 at Falcon returned long mineralized intersections including 345 meters of 0.06% MoS2 and 144 meters of 0.09% MoS2.

In 2010, a 600 line kilometer airborne magnetic and AeroTEM survey was carried out over two separate target areas on the project. The northern block (400 line kilometers) targeted previously identified porphyry targets east of the adjacent Kwanika property in the central area of the Redton property. The 200 line kilometer southern block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Falcon prospect is in the southern part of the Redton property.

Kiska’s 2011 program was designed to evaluate some of the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. Work was done in one discrete area at the northern end of the property, and a relatively continuous area stretching from the centre of the property to the southern end.

Soil geochemistry (1,100 soil samples), reconnaissance mapping and prospecting (17 rock samples) was completed over the north and central blocks of the property, identifying several new soil geochemical anomalies.  At the north end of the property, anomalous gold in soils was identified over an area approximately 600 x 800 meters in size, within a larger area of discontinuous copper+/-molybdenum+/-gold. This anomaly is open to the south in the direction of the nearby Tak occurrence.  Approximately 2,800 meters to the northwest of this anomaly is a discontinuous grouping of samples over 800 meters along one line with anomalous copper +/- molybdenum.

In the central portion of the property, an area approximately 1,000 meters east of the plotted location of the North Kwanika minfile occurrence  shows copper+gold+/-lead+zinc anomalous soils over one square kilometer from sporadic sampling along ridges. One rock sample from this area returned 1.8 g/t gold. Approximately 600 meters to the west, another rock sample returned 0.39% copper and 3.3 g/t silver. A third rock sample along a ridge two kilometers west of the North Kwanika occurrence returned 0.48 g/t gold, 3.5 g/t silver and 0.09% copper.

The 2011 Redton-South field program included geological mapping, prospecting (99 rock samples), soil/silt sampling (1,125 soils, 37 silts) and 68.9 line-km of ground-based IP/resistivity and magnetics.  The Company engaged Equity Exploration Consultants to execute the Redton South exploration program.  The newly discovered Contact Zone prospect comprises a coincident IP chargeability high/resistivity low that is hosted within monzodiorite. A grab sample collected 200 meters to the south of the Contact Zone returned 0.3% copper.

Prospecting and mapping of the Heath-North prospect defined a 600 x 900 meter zone of minor malachite-chalcopyrite mineralization within hornblende-rich monzonite to hornblendite. Grab samples contain up to 0.8% copper and show a strong correlation between copper-gold-silver in soils. Soils contain maximum values of 2610 ppm copper and 72 ppb gold. A 2.0 x 1.1 km coincident copper-molybdenum-lead-arsenic soil anomaly was also identified approximately 1.5 km northeast of Heath-North. Additionally, three new multi-element soil anomalies, 2.9, 1.5 and 1.3 square kilometers in size, were identified at Nation-SE, A grab sample with 0.94% copper, 0.14 g/t gold, 14.2 g/t silver and 0.016% molybdenum was collected from an outcrop in the Sedlo Range area.

Work to synthesize the large amounts of data collected at Redton in 2011 continues. Efforts will now focus on refining targets for drilling and defining programs to assess the remaining untested areas of this vast property. To further this, in 2012 a small surface program was completed on the property. A total of 548 soil samples were collected at Redton infilling areas of previous soil sampling. This work focused primarily on the central portion of the property. Four polymetallic soil geochemical anomalies were identified in the 2012 program which will aid in the prioritization of targets for future drill testing.

The Company also reduced the Redton claim package during the quarter. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. This reduction in claims means the property is no longer subject to the Warren net smelter royalty Also, the Takla-Rainbow property option, which formed part of the Redton Project, was terminated by the Company during the year.  Management is seeking a partner to advance Redton in 2013.

Thorn Property, Atlin Mining Division, BC

The property consists of 18 mineral claims (14,689 hectares) and is located in the Atlin Mining Division, approximately 120 kilometers northwest of Telegraph Creek. The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program, followed by three years of seasonal exploration from 1963-65.

In 1983, Inland Recovery Group Ltd. acquired the Thorn property and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks. In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes (688 meters).

The Corporation was granted an option to acquire a 100% interest in the Thorn property (four claims) from Kohima Pacific Gold Corp. The Corporation exercised the option by making staged cash payments of $230,000 by March 2, 2005, issuing a total of 200,000 shares by March 1, 2003 and incurring exploration expenditures of $50,000 by March 1, 2001. The Corporation subsequently expanded the claim holdings, but lying within the Kohima area of interest covered by that agreement. Kohima has retained a 3.5% net smelter return royalty, of which the Corporation can purchase a 57% interest (being 2% of the 3.5% interest) for $3 million. In addition to the above, the Corporation will issue 174,000 common shares to Kohima upon the commencement of commercial mining operations on the Thorn property.

The corporation signed an option agreement with Cangold Limited, formerly First Au Strategies Corporation (“Cangold”) under which Cangold could earn a 51% interest in the property by making staged cash payments totaling $190,000, issuing a total of 250,000 shares to the Corporation and by incurring exploration expenditures of $1.2 million. Effective April 11, 2008, Rimfire signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Corporation will pay to Cangold 25% of any cash or share payments received from the third party partner.

Exploration on the Thorn property is directed at two deposit types: (1) high-sulphidation epithermal mineralization of the El Indio/Lepanto style; and (2) breccia – hosted silver-gold-lead-zinc mineralization discovered in the Oban Zone in 2002. A number of pyrite+enargite+tetrahedrite+quartz veins are hosted by sericitized and argillized feldspar-quartz-biotite porphyry of the Thorn Stock over an area of 1,400 x 2,000 meters. A strong structural control is evident for the veining, much of which trends 070° and dips steeply.

A seven-hole, 498 meter drill program conducted on behalf of Cangold tested three showings over a 1.2 kilometer trend in 2002. Three shallow holes were collared at the Oban Breccia to test surface mineralization. All three holes intersected weakly mineralized breccia. A total of four holes were drilled to test the I Zone and Tamdhu Zone. All four holes intersected the target structures, confirming the continuity of vein mineralization.

In 2003, work focused on trenching within the Oban soil geochemical anomaly and drill-testing the Oban breccia pipe. 841 meters of trenching exposed approximately 10% outcrop consisting of weakly mineralized breccia pipe. Eight diamond drill holes totaling 876 meters were completed. Four holes intersected significant zones of fine-grained mineralization occurring as matrix infill between breccia clasts. The high grade intersections define a steeply northwest-dipping mineralized zone with an apparent width of 14-26 meters. Generally lower-grade zones (12-25 meter apparent width) flank this mineralized core.

In 2004, an IP geophysical survey demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. Later in the year, a drill program was completed consisting of 1810 meters in 12 holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor and IP geophysical anomalies. Drill hole THN04-29 tested part of a 500 meter long IP anomaly and intersected 56.1 meters of 1.27 grams per tonne gold, 16.7 grams per tonne silver and 0.19% copper in a new zone dubbed the Talisker Zone. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 grams per tonne (7.7 ounces/ton) gold two kilometers north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work.

Highlights of the 2005 exploration program included 17.4 kilometers of IP geophysical surveying and 655.8 meters of drilling in five holes. The 2005 IP helped to further outline and define the Talisker Zone, and located two new anomalies further north. Geological mapping and rock sampling during 2005 focused on the margins of the Thorn Stock and the overlying Windy Table Formation volcanic units as recent age dating of these rocks revealed that they may be affected by mineralizing events at the Thorn.

Two holes were drilled at the Talisker Zone, which was extended over a strike length of at least 200 meters with intercepts in both 2005 step out holes. Two holes, which tested the new IP target at the Cutty Sark anomaly, intersected the first occurrences of lithologically controlled alteration on the property. One hole tested the far eastern extent of the Balvenie Zone, another vein system parallel to the Talisker Zone. A technical report was filed on SEDAR on May 12, 2006. Cangold Limited was operator for this project and no work was completed on the project during 2006, 2007, or 2008.

In 2009, the Corporation undertook a re-interpretation of all the geophysical data for Thorn including three dimensional inversion processing. The resulting products have enabled the Corporation to better target mineralization under cover rocks for future exploration programs.

Effective June 3, 2010, the Corporation optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (a total of $150,000 has been paid – the Company has received $112,500, or 75%) and issuing a total of 400,000 common shares (of which 300,000 have been issued – the Corporation has received 225,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton is required to spend $1,200,000 by December 31, 2011 (completed) or deposit to a third party by the same date of not less than $1,000,000 to be incurred as exploration expenditures the following year.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometers of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 meters northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its nonconformity with the Windy Table volcanic rocks.

Brixton completed 21 holes (5,678 meters) at Thorn in two phases of work in 2011 and was highlighted by high grade gold and silver intersections from the Oban Breccia Zone. Three holes tested the Oban, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 meters in diameter but remaining open to the east and under glacial till. Drilling in 2003 and 2004 returned results including 77.8 meters averaging 110.1 g/t silver and 0.68 g/t gold in THN03-22. Hole THN11-60 was collared 20 meters northeast of THN03-19 (38.6 meters of 103.2 g/t silver and 1.22 g/t gold including 14.0 meters of 190 g/t silver and 1.97 g/t gold) and was drilled at an azimuth of 220 degrees with a dip of -65 degrees to a total depth of 243 meters. Starting at a depth of 6 meters, THN11-60 intersected 95.08 meters of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The high grade silver-lead-zinc interval of 9.25 meters averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 meters down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 intersected 103.91 meters of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 meters depth and an additional 37.72 meters of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 meters depth.  This intercept included 7.8 meters of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. THN11-57 is a vertical hole collared on the same section, approximately 50 meters southwest of THN11-60.

Nine holes tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 meter strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 meters averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 meters averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 meters averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 meters along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 meters of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 meter step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 meters northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 meters averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

Nine holes tested targets over a 900 meter trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 meters of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 meters of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 meters averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 meters depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 meters of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 meters. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

This was followed up in 2012 with 26 drill holes (2,889 meters total drilling). Many were shallow holes in close proximity to the high-grade silver-bearing hole THN11-60. However, some deeper holes were drilled such as THN12-84 which returned a long mineralized intersection of 105.82 g/t silver. 0.71 g/t gold, 0.90% lead, 1.76% zinc and 0.03% copper over 310 meters. This includes 123 meters that averaged 190.68 g/t silver, 1.19 g/t gold, 1.74% lead, 3.25% zinc and 0.06% copper. With this drilling, the Oban Zone is shown to be open to the south and has now been traced in drilling over a distance of 140 meters in a north-south direction, and to a depth of 325 meters.

Subsequent to year-end, Brixton and Kiska agreed to rationalize the property ownership. Kiska sold its entire interest in the project for $1.5 million in cash and seven million Brixton common shares. Kiska now owns approximately 8% of Brixton's outstanding shares.

Tide Property, Skeena Mining Division, BC

The Tide Property, consists of four claims covering 2,964 hectares and is located approximately 36 kilometers north of Stewart, British Columbia The Tide property covers a group of precious metal-bearing polymetallic mineral occurrences in the Stewart area of northwestern British Columbia. They were discovered in the 1980’s through follow-up of highly anomalous silt and soil geochemistry.

The first recorded work on the Tide property was done by Northair Mines Ltd., who carried out extensive silt and soil sampling from 1980 to 1986, discovering and blast-trenching several gold-bearing showings, and drilling 455 meters in two holes. Austral Pacific Gold Corporation and Claimstaker Resources Ltd. optioned the Tide property from 1988 to 1990, carrying out extensive mapping and ground geophysical surveys. Claimstaker drilled four holes totaling 120 meters in 1990, but three were abandoned in overburden. The Northair claims were allowed to lapse in 1993 and were re-staked by Hemlo Gold Mines Inc. (now Newmont Canada Limited) as the Bow-1 to -4 and Arrow claims, which constitute most of the current Tide property. In 1994, Hemlo carried out property-wide mapping and took soil samples on reconnaissance contour and ridge/spur lines.

Rimfire Minerals Corporation purchased the Tide property from Newmont Canada Limited for a total cash expenditure of $10 with an underlying 1.5% NSR in the event the property becomes commercially feasible to mine. This NSR has been transferred to Franco-Nevada Corporation.

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, Rimfire granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to Rimfire. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to Rimfire. Effective October 27, 2006, this agreement was assigned to American Creek Resources Ltd. (“American Creek”). Upon exercise of the option, Serengeti retains a 1% NSR upon the 51% interest earned by American Creek. American Creek has earned their 51% interest in the property.

In 2004, Serengeti conducted two phases of exploration: an early summer program of geological mapping, prospecting and soil geochemical sampling infilling areas with poor sample coverage followed by a fall program of diamond drilling consisting of four holes totaling 598 meters and further prospecting. Significant gold mineralization was intersected at the 36 Zone. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 meters of greater than 0.5-gram per tonne gold that remains open in all directions. The hole was collared in the middle of the soil anomaly which is reflected in the mineralization found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property.

An airborne magnetics and electromagnetics geophysical survey was flown over the property in the spring of 2005 to aid in drill targeting and identifying structural trends on the property. The primary focus of the 2005 drilling was to follow up the 2004 drilling discovery of gold mineralization. Eight holes totaling 967 meters were drilled, four targeting the 36 Zone and four targeting the 52 Zone. The holes in the 36 Zone had mineralized intervals which extended the zone to the northeast, southwest and in depth. Infill soil geochemical sampling between the 36 Zone and the South Pit soil anomalies to the south showed that the two anomalies are continuous as defined by gold values in excess of 500 ppb (0.5 grams per tonne) gold. This gold-arsenic+/-antimony anomaly is now approximately 500 meters by 2,100 meters in size, with diamond drilling having tested an area of 170 by 350 meters. Prospecting and trenching were completed at the 52 Zone. The diamond drilling, combined with the surface results, has shown mineralization in this zone to be highly variable in nature.

Exploration on the Tide property continued with a geological mapping, fracture density surveying and channel sampling program completed in September, 2006. On February 8, 2007, Rimfire signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Corporation’s election, to 70% interest by providing 100% of the initial project development financing. American Creek is operator for the project.  American Creek did not meet the required $3.5 million in exploration expenditures and, hence, the Company continued to carry its 49% interest.

In 2007, American Creek conducted an exploration program consisting of 1,835 meters of diamond drilling in eight holes to test extensions to the 36 Zone and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 meters of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. Every hole drilled in the 2007 program returned anomalous gold values over large widths. A technical report was filed on SEDAR on April 30, 2008. There have been no material changes since that date. No work was completed on the Tide during 2008, 2009 or 2010 and as such American Creek’s project interest is crystallized at 51%.

No work was conducted on the Tide in 2012 and Kiska sold the remaining 49% interest held to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of CDN$1,500,000.

Wernecke Breccia, Mayo Mining District, Yukon

The Wernecke Breccia properties, consisting of 1,835 claims, are situated in the Wernecke Mountains, approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. Access to the property is via fixed wing aircraft to Copper Point airstrip and then by helicopter to the property. In January 2006, Rimfire Minerals Corporation (now Kiska) signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering the Wernecke Breccia property from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Newmont acquired the project upon the acquisition of Fronteer in 2011 and is now the project operator. Franco-Nevada Corporation and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. The project is held in a joint venture with Newmont holding an 80% interest and Kiska the remaining 20%. Ongoing exploration expenses are shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital and elimination of the vendor’s Net Profits Interest.  This interest was sold to Franco-Nevada Corporation.

The Wernecke Breccias have been explored for copper, uranium and gold in the 1960’s, 1970’s, and 1980’s. However, as iron oxide copper-gold (IOCG) deposits are relatively recently described, early exploration was not able to take advantage of this model. In the mid 1990’s, Newmont Exploration Limited made a strong effort to advance the exploration of the Wernecke Breccias for their gold and copper potential, spending a total of U.S.$5.5 million on more than 20 properties. Newmont flew a regional airborne magnetic and radiometric survey and conducted extensive geochemical sampling and geological mapping prior to drilling twelve prospects for a total of 14,600 meters.

During 2006, Fronteer completed a $2.8 million exploration program comprised of prospecting, geological mapping, geochemical sampling and a 9,750-line-kilometer airborne gravity geophysical survey. Survey data was combined with surface geochemistry results and proprietary magnetic and radiometric data obtained from Newmont Exploration of Canada Ltd. to select drill targets for 2007 programs. Through the course of the 2006 program, Fronteer evaluated 48 target areas for their potential to host Olympic Dam-style copper-gold-uranium and stand-alone uranium deposits. Surface sample results have been compiled for two target areas; the Thunder Mountain property and Fireweed prospect.

The Thunder Mountain property is a new gold-uranium-copper anomaly. A total of 25 samples were taken over an area of approximately 400 by 550 meters. Copper-bearing breccia was also noted nearby. The Fireweed prospect is a new uranium prospect where 93 boulders of iron oxide-potassium feldspar-silica altered chlorite schist were collected over a 200 by 400 meter area and averaged 0.22% U3O8. Twenty-two samples assayed in excess of 0.14% U3O8.

Fronteer commenced a $6 million exploration program early in 2007. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and standalone uranium targets were identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. A total of 3,150 soil samples, 112 silt samples, and 906 rock samples were collected amongst the various target areas. A total of 6,538 meters in 28 holes were drilled.

The most encouraging results from the 2007 drilling have been returned from the Hoover Zone. New results, combined with nine historical drill holes completed in the mid-1990’s, indicate the Hoover Zone mineralization has the potential to expand along strike to the north and south as well as down dip. Mineralization has been intersected in 11 widely spaced holes and over approximately 500 meters of strike length. At the Pagisteel prospect the only hole drilled returned a 6.1 meter interval of 2.57% copper and 0.97 grams per tonne gold. The Pagisteel prospect is characterized by a 4-kilometers long trend of anomalous gold and copper soil and rock geochemistry that is largely covered with overburden. A technical report was filed on SEDAR on April 29, 2008. There have been no material changes since that date.

No programs were completed in 2012 and none have been announced for the 2013 season.

Williams Property, Liard Mining Division, BC

The Williams property consists of 21 claims covering 10,727 hectares of mountainous terrain in north-central British Columbia, 330 kilometers north of Smithers. The two main prospects (T-Bill and GIC) on the Williams property were independently discovered in the early 1980’s by Cominco and Du Pont, following up highly anomalous stream geochemistry. These companies joined forces to drill a total of 3,023 meters on the T-Bill prospect in 1983 and 1984 before allowing the property to lie dormant. On May 17, 2001 Kiska acquired a 100% interest in the property, subject to a 1.25% NSR. Kiska has earned the interest by paying the property vendors an aggregate $57,500 and issuing to the property vendors an aggregate 125,000 common shares. The Corporation will issue an additional 43,500 common shares upon commencement of commercial production from the property. The Corporation can purchase 0.75% of the net smelter return for $1,000,000. Commencing in December 2005, an advance royalty payment of $5,000 per year is required to maintain the option agreement in good standing. All advance royalty payments have been made.

Stikine Gold Corporation, during their tenure as optionor, staked an additional 6 claims, surrounding the original claim block to be included in the agreement. Kiska also staked additional claims based on results of field work.

The Williams property hosts two main styles of alteration and gold-bearing mineralization; orogenic gold and arsenic-bearing veins and disseminations (T-Bill prospect); and porphyry-style copper, gold and molybdenum (GIC prospect). Previous drilling attempted to evaluate the T-Bill mineralization, however, that work was unsuccessful in determining with any certainty the orientation of the veins and associated alteration. In 2003, WG03-10 targeted the T-Bill prospect and intersected 6.92 meters of mineralization plus three other quartz vein zones with visible gold. An oriented core system was employed during the drilling suggesting a northwest – southeast trend to these high grade veins.

An initial program of prospecting, silt and soil geochemistry and core re-examination and sampling was carried out in July 2001. Reconnaissance soil samples were collected along contour or compass lines in areas where previous soil geochemical anomalies had not been closed off, and where gold-bearing silt samples had never been followed up. Core from the 1984 diamond drilling, stored at the 2001 campsite, was examined and 14 previously unsampled sections were split for analysis.

Stikine carried out a 3-D Induced Polarization (IP) geophysical survey in September 2002. The survey defined a large chargeability anomaly, measuring 400 by 300 meters, immediately north of the area tested by the previous drilling. This anomaly is also coincident with a broad 700 by 1,000 meters resistivity anomaly. Contour soil samples from the northwest portion of the chargeability/resistivity anomaly are highly anomalous in gold for over 800 meters. In 2003, Stikine conducted an 11-hole (2,855 meter) drill program targeting the resistivity anomaly, returning only anomalous gold values. One hole, WG03-10, targeted the T-Bill prospect and intersected high grade vein mineralization.

The 2005 exploration program focused on the GIC prospect. Mapping, prospecting, and soil sampling followed by geophysical surveys outlined a compelling new copper-gold porphyry target. IP surveys at the GIC prospect identified a strong 600 by 1,800 meter chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. A 500 x 1,400 meter, east-west trending copper soil geochemical anomaly, enclosing two discrete 300 x 500 to 750 meter gold soil anomalies lies to the north, partially overlapping the northern edge of the GIC chargeability anomaly. The rest of the geophysical anomaly is masked by glacial till except for an isolated outcrop where a chip sample returned 0.22 % copper and 0.22 grams per tonne gold over 3.73 meters. Several gossans lie within the soil anomaly.

During 2006, Arcus conducted a five-hole (881 meter) program of diamond drilling. The program confirmed that alteration mineralogy and mineralization consistent with porphyry-style hydrothermal systems is present at the GIC. All holes intersected anomalous gold, copper and molybdenum concentrations over broad intervals. Drilling mainly targeted the till-covered southern flank and core of the IP chargeability, which drilling has shown to be a result of strong pyrite mineralization. An exploration program consisting of reconnaissance mapping, soil and stream sediment sampling was conducted during August and September 2007. Work covering unexplored jarosite gossans east of the GIC area drilled in 2006, led to the identification of the LN Anomaly, a 450 by 900 meter molybdenum, copper+/-gold-in-soil anomaly. The anomaly, which remains open to the east, is coincident with an airborne magnetic high.

The focus of the 2007 program at the T-Bill was to confirm the orientation of quartz-carbonate-arsenopyrite veins in order to refine targets for subsequent drilling. This program included hand trenching in select areas to expose veining that previous workers had intersected in drilling. Hand trenching of the T-Bill veining confirmed management’s interpretation that the vein swarm is steeply dipping with a northwest/southeast strike. A technical report was filed on SEDAR on February 27, 2007. No material changes have occurred since the report was filed.

No exploration was undertaken in 2012 and a program is not planned for the Williams property in 2013. The Corporation is seeking joint venture partners to continue exploration on the property.

Goodpaster Properties, Goodpaster Mining District, Alaska

The Corporation holds an interest in four mineral exploration properties in the Goodpaster Mining District of Alaska, through its wholly-owned subsidiary, Rimfire Alaska, Ltd. (“Rimfire Alaska”). The Corporation currently owns 100% of the Bou-Swede, California-Surf, Eagle-Hawk, and ER-Ogo-Fire Properties. These properties lie within east-central Alaska, 65 kilometers northeast of Delta Junction.

In 1998, Rimfire Alaska, a wholly-owned subsidiary of Kiska, completed a comprehensive compilation of all publicly available data for a large area in east central Alaska, creating an exploration model to identify plutonic-related gold targets. This model provided a basis for the systematic definition and priority ranking of specific geological and geophysical targets in the area. Rimfire Alaska then staked or acquired from arms-length third parties interests in over 1,600 mining claims in the Goodpaster Mining District (the “Goodpaster Properties”). Rimfire Alaska staked additional claims in August 2003 and March 2004. Property agreements have been amended to include 37 claims staked by AngloGold Ashanti (U.S.A.) Exploration (“AngloGold”). Late in 2005, data from previous programs and newly published government surveys was re-interpreted and new targets defined. Subsequently, Rimfire Alaska staked additional claims. The Corporation now has an interest in 921 claims totaling 74,282 acres (30,061 hectares)

Rimfire Alaska signed an option agreement with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”) to earn a 60% interest in the Alaska properties. The terms of the agreement provide that Rubicon will fund exploration expenditures of:

•

USD$750,000 on or before November 27, 2007 (completed)

•

an aggregate of USD$1,500,000 on or before November 27, 2008 (completed)

•

an aggregate of USD$2,250,000 o on or before November 27, 2009 (completed)

•

an aggregate of USD$3,000,000 on or before November 27, 2010 (completed)

•

an aggregate of USD$3,800,000 on or before November 27, 2011; and

•

an aggregate of USD$4,800,000 on or before November 27, 2012

Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at the Corporation’s election, may obtain an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

On March 30, 2011, Rubicon terminated their option earning no interest in the project. The Corporation is seeking joint venture partners to continue exploration on the property and no exploration was carried out on any of the Goodpaster properties in 2012.

A technical report was filed on SEDAR on May 7, 2008.

California-Surf

The Corporation, through Rimfire Alaska held a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Alaska Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to Rimfire Alaska, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments (all payments in Canadian currency): Western Keltic’s interest in the property has been acquired by Capstone Mining Corporation.

•

$25,000, or 50,000 common shares at the election of the Corporation, upon completion of $1,500,000 exploration expenditures subsequent to the agreement, (completed)

•

$50,000, or 43,500 common shares at the election of the Corporation, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

87,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

An exploration, development and mine operating agreement, dated June 22, 2004 was signed with AngloGold which was terminated in November 2004. During this period, AngloGold completed a program of soil sampling along the anomalous portions of lines sampled in 1999 and 2000 to verify previously defined anomalies. Very little sampling was done beyond the areas of previous work.

Rimfire Alaska’s 2006 field program investigated the claims staked in 2005 as well as high priority targets generated in previous programs. A total of 243 silt, 1,403 soil and 158 rock samples were collected. The 2007 exploration program initially consisted of 4 holes drilled on the California-Surf group for a total of 957 meters. A combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the California-Surf property. Results obtained in hole CN07-1 included a 7.4 meter quartz vein intersection that averaged 1.2 grams per tonne gold including 2.5 meters averaging 2.2 grams per tonne gold. An extension to the first phase program was conducted in August of 2007 and consisted of three drill holes, for a total of 793 meters, to follow up the result of CN07-1. Significant assay results from a 12.2 meter section of quartz-pyrite stringers returned weakly anomalous levels of gold.

During 2008, Rubicon funded an expanded reconnaissance and drilling (Er Property) exploration program on the Goodpaster properties. On the California-Surf property a total of 118 rock samples and 27 pan concentrates were collected during a 60 man-day program conducted between mid-May and late August. Some weakly anomalous gold results were received, but in areas already highlighted by previous work.

Eagle-Hawk Property

On January 30, 2002, Rimfire Alaska signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold could earn a 50% interest in the Eagle property. A December 17, 2003 amendment included the Sand claims (staked by Rimfire Alaska) and the EX claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $1,000.000.

The Eagle property is located along the Big Swede magnetic trend. The Eagle property is underlain by mid-Cretaceous aged granitic rocks and older intrusive rocks known as orthogneiss. A magnetic low feature corresponds closely with the granitic body. During September 2000, Hyder Gold Inc. completed a five hole, 274.3 meter diamond drilling program on the Eagle property. The aim of the program was to test portions of the gold soil geochemical anomaly. In 2002 and 2003, AngloGold conducted auger soil surveys as well as tree bark sampling for biogeochemical studies. Both techniques defined areas of anomalous gold-arsenic and bismuth geochemistry. These geochemical results define a 1,500 meter by 3,000 meter gold-arsenic-bismuth-tungsten soil anomaly. Recovery of rock chips from soil sample pits revealed extensive alteration and in some instances quartz-carbonate stringer-style mineralization.

Two phases of work were completed on the Eagle property in 2004; soil sampling to expand the previous focused soil grid to its current length of 6 kilometers with lines ranging from 0.7 to 1.8 kilometers in length, and a drill program of 9 holes totaling 2,778 meters. Mineralization intersected during drilling consisted of quarts-sulphide vein stockworks containing gold hosted in a granitic stock. A deep penetrating EM survey was carried out late in the season which defined a strong northeast fault zone coincident with anomalous geochemistry.

During 2006, Rimfire Alaska conducted a regional exploration program on these claims. Of particular significance are anomalous gold in silt results obtained from a continuous area to the east, southeast and south of the granitic body that has thus far been the focus of exploration. This anomalous zone extends 5 kilometers outward from the granitic body forming a 10 kilometer arc. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Eagle-Hawk property.

Following analysis of previous field program results, the 2008 exploration program was designed to conduct project-scale prospecting and reconnaissance exploration work on areas not previously examined and to conduct prospect-scale mapping, sampling and follow-up drilling on targets not previously drilled. Field work was carried out between mid-May and late August from a helicopter-support base camp near Delta Junction.

ER-Ogo-Fire Property

On January 30, 2002, Rimfire Alaska signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold could earn a 50% interest in the ER-Ogo-Fire property. A December 17, 2003 amendment included the Jazz claims (staked by Rimfire Alaska) and the Zappa claims (staked by AngloGold) in the agreement. Effective December 31, 2005, a termination agreement was signed whereby AngloGold relinquished 100% ownership of the claims subject to an NSR of 2%, one-half of which can be purchased for US $2,000.000.

The ER-Ogo-Fire Property is underlain by gneisses of the Paleozoic Yukon-Tanana Terrane representing strongly metamorphosed sedimentary and igneous rocks. The gneisses are intruded by late Cretaceous aged granitic intrusions which outcrop extensively on the property. Gold-bearing quartz vein material has been sampled on a ridge lying between the two areas of intrusive outcrop.

Auger soil sampling surveys in 2003 expanded the geochemically anomalous area beyond that outlined by reconnaissance style surveys conducted in 2002. Results of the geochemical survey defined a 1,500 by 300 meter gold-arsenic-bismuth-antimony soil anomaly. Six diamond drill holes totaling 2,161 meters tested four widely spaced areas within the soil anomaly. A ground geophysical survey conducted late in the season appears to outline early granitic phases that are believed to form a prospective host rock for veining.

During 2004, AngloGold completed a NSAMT (Natural Source Audio Frequency Magneto-Telluric) geophysical survey, soil geochemical sampling and three drill holes totaling 997 meters on the ER project. Drilling further defined a northwest trending vein structure that is open to the northwest and downdip. Hole ER04-7, following up on a 0.5 meter intercept that assayed 63 grams per tonne gold in 2003, intersected 4.1 grams per tonne gold over 1.3 meters.

During 2006, Rimfire Alaska conducted a regional exploration program on these claims. Soil and silt sampling gave generally spotty anomalous results to the northwest of past drilling., However, a small cluster of anomalous gold in soils were obtained in association with large quartz boulders approximately 3.5 kilometers to the southwest of previous drilling. No work was completed on the ER-Ogo-Fire property during 2007.

During 2008, Rubicon funded an expanded reconnaissance and drilling exploration program which generated 359 rock samples and 9 pan concentrates. One high priority target was subsequently drilled. Three drill holes were completed at the ER target for a total of 335 meters. Two of these holes intersected narrow quartz veins with weakly anomalous concentrations of gold.

Bou-Swede Property

The Bou-Swede group of claims is located along the Pogo Trend. Rimfire Alaska holds a 100% interest in the property with no underlying royalties. Rocks underlying the Bou property are almost exclusively granite. Mineralization on this property consists of quartz veins and mineralized and altered granite has been found in two general areas. At the Thunder showing, quartz vein boulders with gold, arsenic and antimony have been found over a 300 by 300 meter area, along the trace of a northeast trending fault structure. The Cairn showing lies 2 kilometers south of the Thunder and is defined by a gold-bearing quartz vein boulder train measuring 50 by 300 meters that extends along the trace of an east-west structure. Strongly anomalous gold, bismuth, arsenic and antimony soil anomalies extend beyond the current limits of sample coverage. In 2007, a combination of grid and reconnaissance mapping, prospecting and soil sampling was carried out on the Bou-Swede property.

Following analysis of previous field program results, the 2008 exploration program was designed to conduct project-scale prospecting and reconnaissance exploration work on areas not previously examined and to conduct prospect-scale mapping, sampling and follow-up drilling on targets not previously drilled.

Uncle Sam Property, Richardson Mining District, Alaska

The Uncle Sam Property, which consists of 194 claims covering 7,760 acres (3,140 hectares), is an intrusion-related gold target, located approximately 75 kilometers southeast of Fairbanks. It is hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometers away. The Uncle Sam property was identified by reconnaissance ridge and spur soil sampling in 1999, augmented by power auger soil sampling and RC drilling in the first quarter of 2000. This work outlined a very large gold-in-soil anomaly in an area some 8 by 5 kilometers in size, but broken up by broad valleys in which deep overburden and permafrost prevented soil sampling.

On November 2, 2009 the Corporation signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval. In addition, Millrock will issue 1,000,000 common shares to Kiska over four years and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold Inc.

In December 2010, Millrock granted an option agreement to Crescent Resources Corp. to purchase an undivided 100% interest in the property.

Millrock and Crescent completed nine drill holes (1,950 meters) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 meters targeting a strong gold-in-soil anomaly measuring over 2,000 meters in length and 1,000 meters in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 meters and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 meters. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 meters. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 meters southeast of the Uncle Sam project claim boundary and two kilometers southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-meter strike and 500 meters in the down dip direction. Five diamond drill holes totalling 1,329 meters were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold-in-soil anomaly that measures approximately 4,000 meters in length and up to 1,000 meters wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 meters averaging 2.03 g/t gold and USC-013, which contained six meters averaging 1.79 g/t gold and 14.0 meters averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization and yielded gold intersections in excess of 1 g/t gold over narrow intervals in every hole. Highlights include 1.06 g/t gold over 6.8 meters in LT-001 and 0.58 g/t gold over 33.8 meters, including a sub-intervals of 3.3 meters of 1.22 g/t gold and 2.13 meters of 1.85 g/t gold in LT-005.

In 2012, Millrock completed the earn-in on the project by making the final US$60,000 payment and issuing 250,000 common shares to the Company.  The Company has since transferred title to Millrock.

Copper Joe, Anchorage Recording District, Alaska

The Copper Joe Property is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million In addition, before effecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

Kennecott staked 100 State mining claims in August 2006 after reconnaissance work at the headwaters of the Styx River located peripheral, porphyry-style alteration in monzodiorite porphyries. A follow up traverse discovered angular boulders containing copper mineralization that was traced to a small recessed exposure in a creek bed. The mineralized showing exhibits potassic alteration with quartz-magnetite stockwork veins which contain disseminated chalcopyrite. Potassic alteration occurs over a 3 km by 1 km area with moderate to intense phyllic alteration extending a further 2.5 km outward. As most of the target area is covered by a thin veneer of glacial till, Kennecott completed 70.4 line-km of ground magnetics, which highlighted an open-ended magnetic high feature measuring 1.0 km by 1.9 km, trending northeast from the mineralized showing. Kennecott collected 28 rock samples yielding peak values of 0.73% copper, 0.415 g/t gold, 7.9 g/t silver and 0.125% molybdenum.

In the summer of 2010 a five week program of IP geophysics, mapping and rock geochemistry was completed on the property, centred over the historical mineral showings. This program included approximately 20.8 line-kilometers of 2D IP geophysics and 14.8 line-kilometers ground magnetics. A short follow up visit was conducted during the period to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Geological mapping, prospecting and geochemical sampling was completed and new claims were added to the Copper Joe land package. Results of the 2010 and 2011 programs indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometers by 1.4 kilometers in size.

No programs were completed in 2012 and none are planned for the 2013 season.

Australia

Lachlan Fold Belt Properties, New South Wales

Location and Introduction

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Significant porphyry copper gold, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits are located within the belt.

Property Acquisition

The Corporation, through its wholly-owned subsidiary Rimfire Australia Pty. Ltd., (“Rimfire Australia”) holds one exploration licenses covering 15,074 hectares in the Lachlan Fold Belt, New South Wales,

Australia. Rimfire Australia originally was granted nine licenses to encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG granted Rimfire Australia a two-year exclusive right to use the study's target maps and data to acquire licenses and conduct exploration in the 120,000-square-kilometer study area. Rimfire Australia paid a fee for use of the study and upon designation of project areas, Rimfire Australia paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% net smelter royalty in all designated projects. During the two-year license period, Rimfire Australia completed the required eligible exploration expenditures of at least USD$150,000. Some of the licences were evaluated then cancelled when it was determined that the areas did not merit additional exploration.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the ones covered by Rimfire Australia's exploration license applications.

Rimfire Australia signed a Farm-in agreement with Inmet Mining (Australia) Pty. Ltd. to earn a 60% interest in the Barmedman Property on completion of the following:

Cash payments to the Corporation of:

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A$50,000 within 5 days of the execution of the agreement (paid)

•

A$50,000 on or before March 31, 2010 (paid)

•

A$50,000 on or before March 31, 2011

•

A$50,000 on or before March 31, 2012

Fund exploration expenditures of:

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not less than A$400,000 on or before April 11, 2009 (completed)

•

an additional A$400,000 on or before March 31, 2010 (completed)

•

an additional A$1,000,000 on or before December 12, 2010 (completed)

•

an additional A$1,200,000 on or before December 12, 2011

•

an additional A$2,000,000 on or before December 12, 2012

The Corporation understands that Inmet is currently reviewing the exploration results from the Barmedman Property to determine whether or not they wish to continue with the option.

The specific tenement in the State of New South Wales in which the Corporation holds an interest is set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Barmedman	6782	15,074	May 22, 2013

Regional Geology

The Eastern Lachlan Fold belt constitutes a subsection of the Tasman Fold Belt, which stretches from the Queensland-New South Wales border across Victoria and into Tasmania. The Neoproterozoic to Triassic orogenic belt preserves accreted arc and back-arc terrains and subduction zones sediments all of which were subjected to extensional and contractional tectonics. Silurian-Devonian post orogenic granitoids intrude the supracrustal rocks. Ordovician and Silurian island arc intermediate to mafic volcanics, sub-volcanics and intrusions of the Macquarie Arc, preserved as fault bound north-south trending belts, contain the bulk of the known copper-gold mineralization in the region. Furthermore, high grade copper-gold porphyry deposits are most closely constrained to distinctive alkalic magmatic suites.

Exploration

A limited property examination tour was conducted late in 2006. In early 2008, Rimfire Australia completed reconnaissance exploration programs on 5 of 9 licences in the Lachlan Fold Belt (Barmedman,

Walmer, Gollan, Goulburn, and Mt. MacDonald) for a total of $330,000 in exploration. These programs consisted of soil and silt sampling, prospecting and geological mapping. In addition, Induced Polarization (IP) geophysical surveys were completed on the Barmedman and Walmer licences. The Barmedman survey consisted of 26 line-kilometer of dipole-dipole IP with 100 meter “a” spacing and 400 meter line spacing. The Walmer survey consisted of 10 line-kilometer of dipole-dipole IP with the same survey parameters. Both surveys were performed by Zonge Engineering and Research Organization Limited.

In September 2008, Rimfire Australia completed a diamond drilling program at the Trounce prospect on the Walmer property. This program was targeting geological and geophysical targets identified in the early 2008 reconnaissance exploration program. The Trounce prospect consists of a small outcropping of silicified sediments with quartz - pyrite veining and stockwork. Two of seven grab samples from the showing returned strongly anomalous gold values and the remaining five returned weakly anomalous gold values. On surface, the showing occurs within a subtle, north-south striking topographic high, coincident with anomalous gold soil geochemistry and a 40 meter-wide by 500 meter long induced polarization chargeability and resistivity high. The diamond drilling program consisted of four diamond drill holes totaling 287 meters which returned no significant results. No future work is planned at Trounce.

During early 2009, Rimfire Australia completed a soil sampling survey and diamond drilling program on the Barmedman exploration licence, targeting IP anomalies and Mobile Metal Ion (MMI) geochemical anomalies identified during the 2008 exploration program. This program, operated by Rimfire Australia, had a total budget of A$400,000 and was funded 100% by Inmet. The program consisted of eight line-kilometers of partial leach soil geochemistry over the IP anomaly. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. Kiska has tested this technique with orientation surveys over areas of known mineralization under deep overburden cover in the region and has found it to be effective in identifying buried copper-gold porphyry deposits. The diamond drilling program consisted of five diamond drill holes for a total of 1508 meters. Drilling targeted coincident IP and partial leach geochemical anomalies returning only weakly anomalous gold and copper results.

In late 2009, Kiska conducted soil geochemical surveys expanding on the work programs conducted earlier in the year. The program targeted two new areas: Target A, a 1.5 by 0.5 km area anomalous copper, gold and molybdenum soil geochemistry, and Target B, a 0.4 by 0.5 km area of anomalous copper geochemistry. Both target areas were identified via partial leach geochemical analyses. A drill program started in early March 2010 consisting of approximately 900 meters of aircore/diamond drilling in three holes to target the copper geochemical anomalies.

In the first quarter of 2011, samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at Barmedman can be used as an indication of the economic potential.

A review of potential work programs for the Barmedman Property was conducted with Inmet in the fourth quarter of 2012. Based on this review, a field program was recommended and was commenced subsequent to the end of the period. The program consists of airborne magnetics and radiometrics (150 meter line-spacing) to cover the entire 150 square kilometer property and ground based magnetics to identify the prospective felsic intrusive rocks. Results are pending.

A technical report has not been filed for this project.

Future Exploration Programs

Inmet is currently considering their participation within the option. There are currently no definite plans for continued exploration.

Victoria Goldfields Properties

Location and Introduction

The Stawell Corridor is a 240 kilometer long belt bound by the Congee and Moyston faults and is anchored by Northgate Australian Ventures Corporation Pty. Ltd.’s (now AuRico Gold’s) five million ounce Stawell Gold Mine. Mineralization at Stawell consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centers. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centers associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

Property Acquisition

Effective July 27th 2008, Rimfire Australia entered into a new exploration partnership with Northgate Minerals Corporation (now AuRico Gold – “AuRico”), which granted Rimfire Australia an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. AuRico has subsequently sold its Australian unit to Crocodile Gold.

Rimfire Australia agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). Rimfire Australia can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by funding exploration of A$500,000 per license by June 30, 2012 with a minimum expenditure of A$450,000 on the licences per year. AuRico (now Crocodile Gold) then has the option on each license to:

1) carry out the next A$1.5 million to earn back a 10% interest (total 60%) and another 10% by reaching a production decision;

2) not participate and allow the Corporation to earn a 100% interest in the property by spending, or causing to have spent, an additional A$2 million over 4 years; or

3) participate in a 50/50 joint venture.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Corporation assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Corporation will receive cash payments totalling $100,000 (received) and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price (received an equivalent 400,000 common shares of Brixton during the year). The Corporation remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Corporation that they are no longer pursuing the option on the Victoria Goldfields properties and the option has reverted back to the Corporation. In 2012, the company met the expenditure requirements to earn a 50% interest in the Murtoa licence. The Ararat South and Dundonnel licences were returned. Crocodile Gold has elected to allow Kiska to earn a 100% interest in the property by funding the next A$2 million in exploration. Kiska is seeking a option partner to fund this exploration.

The specific tenement in the State of Victoria in which the Corporation holds an interest is set out in the following table:

Name	Exploration Licence	Size (Ha)	Expiry Date
Murtoa	3941	25,394	December, 2014

Regional Geology

Interpretation of regional aeromagnetic and gravity imagery indicates that the Moornambool Metamorphic Complex, located along the western margin of the Stawell Zone of the Lachlan Fold Belt, (Vandenberg et al 2000) continues under Murray Basin unconsolidated sediments within the majority of EL3941. The Moornambool Metamorphic Complex is bounded by the Coongee Fault to the east and Moyston Fault to the west, forming a ~20 kilometer wide corridor (the Stawell Corridor) that hosts the majority of the 6 million ounces of gold endowment in the Ararat and Stawell areas.

The near surface geology of the Victoria Goldfields properties is dominated by unconsolidated Murray Basin sediments in the north, and Tertiary basalt cover rocks in the south. Interpretation of regional aeromagnetic and gravity imagery indicates that the Cambrian Moornambool Metamorphic Complex, located along the western margin of the Stawell Zone of the Lachlan Fold Belt, continues under the Murray Basin sediment and Tertiary basalt cover within the majority of the tenements. The Moornambool Metamorphic Complex is bounded by the Coongee Fault to the east and the Moyston Fault to the west, forming a ~20 kilometer (12.5 mile) wide corridor (the ‘Stawell Corridor’) that hosts the majority of the 6 million ounces of gold endowment in the Ararat and Stawell areas. Gold mineralization at Stawell is hosted by a reverse fault system in sulphidic sedimentary rocks on the western margin of a basalt dome. The basalt dome and sulphidic sedimentary rocks have traditionally been detected in the Stawell Corridor using a combination of detailed gravity and magnetic geophysics to “see” beneath the cover rocks.

Exploration

The Corporation will be exploring one licence, totaling 120 kilometers of the corridor length, representing all ground outside of a buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometer-long Murtoa target, which surrounds the Kewell gold resource. The Kewell resource, which Northgate has opted to exclude from this agreement, is reported to contain a non 43-101 compliant 100,000 ounce resource grading 6 grams per tonne gold defined by 25 drillholes. Additional targets include kilometer-scale gravity anomalies that have been confirmed through drilling to reflect basalt centers at depth, with coincident gold and pathfinder element geochemical anomalies on surface.

In 2009, the Corporation carried out orientation surveys employing partial leach geochemistry on the Murtoa, Ararat South and Dundonnell Licenses. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. Kiska has tested this technique with orientation surveys over areas of known mineralization under deep overburden cover in the region and has found it to be effective in identifying buried copper and gold deposits. Detailed gravity surveys and IP survey techniques were employed on the Ararat South and Dundonnell Licenses to identify basaltic centres and sulphide mineralization. Both geochemical methods and geophysical surveys outlined encouraging exploration targets as well as confirming the utility of partial leach geochemistry in this type of environment.

Brixton has funded a regional gravity survey over portions of the Ararat South and Dundonnell properties beginning in April, 2010. This work was designed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the Corporation in early 2009. The gravity survey highlighted some new areas of potential and these will be followed up by IP (induced polarization) surveys in subsequent programs. On the Murtoa License, a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

During the first quarter of 2011, the Company completed ground-based geophysics (induced polarization, audio magnetotelluric, and gravity surveys) and geochemical sampling programs on these properties.

In 2012, Kiska drilled 2,181.5 m of aircore in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence on the Murtoa property. The aim of the 2012 aircore drill program was to test two of the nine best targets defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods. Samples were collected from the overburden-bedrock interface. No significant mineralization was intercepted although one sample returned significant gold in rock chips, but results were not reproducible in duplicates or subsequent assays indicating that nugget gold may be present. The Company is now seeking a partner to advance exploration at the Murtoa property and systematically test the targets generated in previous programs.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Corporation. A technical report has not been filed for this project.

Nevada

Colorback and Hilltop Properties

The Corporation holds an interest in two mineral properties in located in Lander County, Nevada approximately 100 kilometers southwest of Elko. The Colorback property consists of 120 claims covering 2,150 acres (870 hectares) while the Hilltop property is comprised of 82 claims covering 1,640 acres (663 hectares).

In 2008, a dispute arose with two other groups who hold Bureau of Land Management placer mining claims in the area and as a result the Corporation has subsequently agreed to relinquish approximately 50% of its lode claims to settle the dispute. Despite this relinquishment, the Corporation still retains valid lode claims covering the Discovery Zone and the Myers Hill prospects at Colorback.

The Colorback and Hilltop projects occur in the center of the prolific Cortez–Battle Mountain Trend. Mineralization on the property is hosted in a structurally overlapping package of Upper Plate siliciclastic rocks overtop Devonian Slaven Cherts, which are in turn intruded by Eocene granodiorite. Significant untested potential remains in these Upper Plate rocks in settings similar to those in the Battle Mountain district, however, the most compelling conceptual exploration model for the property involves testing the Lower Plate stratigraphy at depth in a setting analogous to the nearby Cortez and Pipeline deposits.

At the Discovery Zone, silicified breccias are associated with strongly developed faults and porphyritic intrusive rocks. In 2006, the Corporation drilled 3 short holes on the target intersecting oxidized breccias and numerous gold-bearing intervals. Significant mineralization has been produced from structural zones in Upper Plate rocks. Basic exploration techniques including sampling and ground geophysics would help to outline shallow targets in Upper Plate stratigraphy. This same work could also be designed to help focus deep drilling for targets in the Lower Plate stratigraphy.

The Corporation has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”) on the Colorback Property, located on, Nevada. Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease.

No exploration has been conducted on the property since 2007. The properties were returned to Kiska in 2012 and management is seeking a new partner.

Royalty Properties

The Company has a portfolio of royalties that it owns on properties around the world. Many of the royalty properties are at an early stage and not expected to generate significant revenues in the near term, if ever. However certain royalties are on targets in active mining districts and management is assessing the their potential to generate revenue in the near to medium term. In particular, the Company is reviewing royalties held on properties and targets in New Zealand and the East Timmins area of Ontario.

Estimated Administrative Expenditures

The Corporation expects that total administrative costs to carry out the Corporation’s proposed exploration and development programs for the period January 1, 2013 to December 31, 2013 will be approximately $1,934,470. The estimated administrative expenses will be financed from existing working capital. The estimated average monthly breakdown is as follows:

ITEM	Average Month	12 Month Period
Audit & advisory	$30,622	$367,460
Bank changes & interest	165	1,980
Communications	2,047	24,570
Computer repairs & maintenance	3,017	36,200
Convention fees	1,363	16,350
Consultants – geological & engineering	3,452	41,420
Filing fees, licenses and permits	2,085	25,020
Human resources	300	3,600
Information technology	2,205	26,460
Insurance	6,758	81,100
Legal	7,950	95,400
Meals & entertainment	200	2,400
Office & administration	650	7,800
Postage & courier	783	9,400
Printing & photocopying	994	11,930
Professional dues & subscriptions	596	7,150
Promotion & advertising	2,000	24,000
Rent	17,675	212,100
Salaries & employee benefits	78,344	940,130
TOTAL	$161,206	$1,934,470

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Corporation has no producing properties and, consequently, has no current operating income or cash flow from its mineral property exploration and development operations.

The Corporation did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S currency. The Corporation’s expenses are denominated in Canadian dollars.

The following discussion of the operating results and financial position of the Corporation should be read in conjunction with the Corporation’s consolidated financial statements (and related notes).

OPERATING RESULTS

Year Ended December 31, 2012

For the year ended December 31, 2012, the Company reported a net loss of $5.0 million compared to a loss of $22.2 million in 2011.  This decrease of $17.2 million (78%) was the primarily the result of the

Company’s decision to postpone the summer drill program on the Whistler property along with management’s decision to make cutbacks at head office in an effort to conserve cash.

Loss from mineral property operations decreased from $17.7 million for the year ended December 31, 2011 to $2.4 million for the same period in 2012.  In 2011 the Company completed 30,304 meters of drilling on the Whistler property but decided to postpone the Whistler property drill program in 2012.  The decrease of $15.3 million in mineral property expenditures (86%) can be mainly attributed to this decision offset by the sale of the Tide property for $1.5 million.

For the year ended December 31, 2012, non-mineral operating expenditures were $2.5 million compared to $4.9 million of the same period in 2011.   This decrease of $2.4 million (49%) is the result of management’s efforts to reduce overhead at head office.  Highlighting management’s efforts is a reduction in marketing expenses of $0.4 million (68%) over 2011 and a reduction of consulting and outsourced services of $0.4 million (62%) over 2011.  Share-based compensation decreased as a result of the Company’s decision not to issue share purchase options in 2012 and the completion of vesting of the existing options.

The Company did not sell any marketable securities in 2012 and therefore reported no gain or loss (2011: $0.4 million gain) but incurred an unrealized loss of $0.09 million due to a decrease in market value of securities held.

Year Ended December 31, 2011

For the year ended December 31, 2011, Kiska incurred a net loss of $21,658,548 ($0.23 per share) compared with a net loss of $12,422,648 ($0.18 per share) for the year ended December 31, 2010. The increase in loss is attributable to increased mineral property expenditures in the 2011 exploration season. The Company executed a 30,304 meter drill program on its Whistler project in 2011, re-issued a NI 43-101 resource on the Whistler deposit for total Alaskan mineral property expenditures of $14,115,578 (2010: $10,643,578). Moreover, the Company undertook an exploration program on its BC & Yukon properties totaling $3,364,583 (2010:  $399,177).

Revenue in 2011 of $716,374 (2010: $634,101) is consistent with agreements in place in the previous fiscal year. Additionally, current year revenue includes proceeds $55,260 (US$56,500) for the shared use of runway facilities at the Whistler site.

Mexican operations were de-consolidated effective October 7, 2010 and, hence, no income from discontinued operations existed in 2011 (2010: $433,791).

The most significant item comprising general and administrative expenses was salaries for administration of exploration programs, as well as management for the portfolio of exploration properties. Wages have increased year on year, net of transfers to projects, from $893,344 in 2010 to $1,071,365 in 2011 as a result of an increase in corporate human resources and share-based compensation (gross stock-based compensation was $3,158,318 – 2010: $2,195,218 , and, net of transfers to projects, share-based compensation was $1,821,801 – 2010: $1,496,336). Share-based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 16 of the consolidated financial statements). Included in exploration expenses were project management fees and wages ($2,229,628 – 2010: $1,609,121), geological and engineering ($1,693,033 – 2010: $774,343), and share-based compensation ($1,347,920 – 2010: $581,332). Marketing costs were also a significant expense as the Corporation participated in conferences and arranged analyst and investor meetings to increase the profile of the combined company in the market. Consulting and outsourced services in the current year include corporate accounting, audit and legal fees.

Consulting and outsourced services ($655,690 – 2010: $603,617) include audit, legal and other financial and general advisory services. Increases in financial advisory fees paid (2011: $25,000), professional fees for restructuring advice (2011: $58,890) and human resources consulting fees (2011: $8,413) were offset by reductions in consulting fees paid for accounting, legal and other fees paid in connection with the acquisition of Rimfire Minerals Corporation in 2009. Consulting fees included services of $180,687 rendered by an officer of the Company (refer Note 21 of the 2011 consolidated financial statements).

General and administration costs have increased ($624,801 – 2010: $450, 847) as a result of increased rent on the Company’s head office due to the change of address in 2010, and increased computer maintenance costs is associated with the addition of new staff.

The Company realized gains on sales of its marketable securities of $393,410 (2010: $172,236) for net proceeds of $1,168,685 (2010: $430,221).

During the previous year, the Company sold its total investment in Clancy for net proceeds of $2,305,579 (Note 7 of the 2011 consolidated financial statements).

During 2011, the Corporation transitioned from Canadian generally accepted accounting principles (“Canadian GAAP”) to International Financial Reporting Standards (“IFRS”) as developed by the International Accounting Standards Board. It was determined that there will be no material differences between statements prepared under Canadian GAAP and those prepared according to IFRS. The differences are primarily presentation differences for the financial statements and extensive additional disclosure required under IFRS. The most significant differences can be summarized as follows:

-

IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. As such, the Company continued with the current policy whereby all mineral property expenditures are expensed as incurred.

-

In addition, IFRS 2 “Share-based Payment” requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value.  In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense.  Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur.

Additionally, IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of certain IFRSs. The Group has applied the following exemptions:

-

IFRS 2 Stock-based compensation. The Company has elected to apply IFRS 2 to graded and vested share-based transactions prior to transition.

-

IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

-

The Group has applied the transitional provision in IFRIC 4 Determining whether an Arrangement contains a lease and has assessed all arrangements as at the date of transition.

-

The Group has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Group has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be recorded as reclamation expense by discounting the liability to the date at which the liability first arose. The Group did this using best estimates of the historical risk-adjusted discount rates up to the transition date.

-

The Group has elected to apply the exemption to classify its investments as available-for-sale at January 1, 2010.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Year Ended December 31, 2012

The Company had working capital of $4,081,479 at December 31, 2012 compared with working capital of $8,149,139 at December 31, 2011. The decrease in working capital is attributable to ongoing administration and mineral property operations of the Company.

On July 18, 2012, the Company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of $1,500,000.  This injection of cash can be noted above in the 2012 net cash flows, in particular cash flows from operating activities.

For the year ended December 31, 2012 cash outflows in operating activities decreased by $16,330,090 (including $1,500,000 Tide sale proceeds) over the same period in 2011.  This reduction in cash outflows in the current year is attributable to an 86% reduction in exploration expenditures and a 49% reduction in non-exploration operating expenses.

The Company had very little investment activity in the year ended December 31, 2012 which is evident with only $1,133 cash inflow from investing activities.  This is a decrease of 99% over the same period in 2011 when the Company sold $1,168,685 in marketable securities which was partially offset by purchases of property and equipment of $912,145 (2010: $423,117).

The decrease in cash inflows from financing activities for the year ended December 31, 2012 from $20,032,874 for the same period in 2011 to $Nil in 2012 is a result of a bought deal financing for net proceeds of $16,000,263 occurring in 2011. In addition $4,032,611 of financing was raised in 2011 from the exercise of stock options and warrants during the comparative period.

The Company’s financial instruments had a fair market value of $868,146 at December 31, 2012  are publically traded and not subject to resale restrictions under applicable securities laws. There is no long-term debt. The Company’s current obligations include lease commitments for office space.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities through 2013.  Any significant future exploration and development of the Whistler project may require the Company to raise additional capital through equity financing.  The Company’s strategy will be to use the equity financing to fund exploration activities until sufficient cash flow can be generated from mining operations.

Year Ended December 31, 2011

The Company’s cash and cash equivalents balance at December 31, 2011 was $6,800,283 compared with $6,297,716 at December 31, 2010. The Company had working capital of $8,149,139 at December 31, 2011 compared with working capital of $7,474,418 at December 31, 2010. The increase in working capital is attributable to the completion of an offering during the period, as well as exercises of warrants and options during the period. The Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). A commission of 6% of the total gross proceeds ($1,039,485) was paid to the underwriters and other share issue costs of $285,002 were incurred. Moreover, proceeds of $1,168,685 were realized on the sale of the Company’s available-for-sale financial assets.

For the year ended December 31, 2011 and 2010, cash used in operating activities was $19,828,319 and $13,568,901, respectively. The increase is attributable to increased exploration activities in the current year compared to the prior period.

Cash outflows from investing activities were a result of expenditures on property, plant and equipment used by the Company in construction of the ice road and purchase of hauling equipment used in the drill program of $912,145. Investing activities included inflows from the sale of available-for-sale financial assets of $1,168,685. Total inflows from investing activities were $298,011 (2010: $2,314,442) with the prior year including the proceeds on the Clancy sale disclosed in Note 7.

The increase in cash inflows from financing activities over the prior period to $20,032,874 (2010: $16,469,788) is a result of the bought deal financing described above for net proceeds of $16,000,263. Moreover, a total of $4,032,611 was raised from the exercise of stock options and warrants during the period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

General Liquidity Considerations

The Corporation holds an interest in a number of exploration properties with respect to which certain cash payments, exploration expenditures and share issuances are required to maintain the Corporation’s interests in such properties. The nature of the Corporation’s interest in its properties and the financial obligations associated with maintaining such interests are set out for the specific properties under Item 4, in the section entitled “Property, Plant and Equipment” contained within this annual report on Form 20-F.

For those of the Corporation’s properties acquired through the staking of claims, a failure by the Corporation to incur exploration expenditures or make cash payments to the appropriate government agency in lieu of exploration expenditures will result in the forfeiture of the title to the mining claims back to Alaska, Nevada, British Columbia or Yukon Territorial government, as the case may be. Once forfeited, the areas previously covered by the claims will be available for staking by other parties.

In the event that the Corporation does not fulfill its obligations under the terms of any of its option agreements, such agreement or agreements will terminate and title to the property will revert to the grantor of the original option.

CAPITAL RESOURCES

Year Ended December 31, 2012

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to pursue the development of its mineral properties. The Corporation considers its capital to be shareholders’ equity and working capital. The Corporation manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Corporation may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, the Corporation prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

The Corporation does not pay out dividends in order to maximize cash available for ongoing development expenditures. The Corporation’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities one year or less. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

It is anticipated that the Corporation will continue to use significant cash resources for mineral property expenditures as exploration and development of the Corporation’s mineral property interests is the primary focus of the Corporation. The Corporation budgets exploration programs carefully to ensure that funds are available when required and that expenditures do not exceed available resources. In the event that cash flows are predicted to exceed available cash, programs would be scaled back to where they could be funded from available cash. The Corporation will continue to sell marketable securities when the price is appropriate.

As of December 31, 2012, the Company had 99,253,559 issued and outstanding common shares and 7,065,941 common share purchase options outstanding and 7,532,500 common share purchase warrants outstanding. During the year no warrants or options were exercised.  Fully diluted common shares outstanding totaled 113,852,000 as at December 31, 2012.

Year Ended December 31, 2011

The Corporation had 99,253,559 issued and outstanding common shares as of December 31, 2011. During the year, there were 4,621,700 warrants and 64,160 options exercised for cash proceeds of $4,003,666 and $28,945 respectively.

On March 23, 2011, the Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Inc. Each Unit consisted of one common share of the Company and one half of one Common Share purchase warrant (each full Common Share purchase warrant, a "Warrant"). Each Warrant entitles the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60.  The cash proceeds, net of commission from this placement were $16,285,265.

Year Ended December 31, 2010

The Corporation had 79,502,698 issued and outstanding common shares as of December 31, 2010. During the year, there were 5,074,350 warrants and 746,073 options exercised for cash proceeds of $4,313,700 and $426,151 respectively.

On March 2, 2010, the first tranche of a non-brokered private placement closed. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share. The warrants will contain a provision that will enable the Corporation to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Corporation trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater. There were 6,720,000 units issued in the first tranche and the warrants expire on March 2, 2011. In addition, a cash commission of $114,840 was paid and 24,000 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $10,609 which was charged against share issue costs. Net cash proceeds from this placement were $4,320,360.

The second tranche of the placement closed on March 11, 2010. There were 2,372,500 units issued. The warrants expire on March 11, 2011. In addition, a cash commission of $73,458 was paid and 111,300 broker warrants were issued. The broker warrants have the same exercise provisions as the share purchase warrants. The value ascribed to the broker warrants in this tranche was $54,473 which was charged against share issue costs. The net cash proceeds from this placement were $1,492,392.

On August 10, 2010 the Corporation closed the brokered portion of a private placement for total proceeds of $4,102,800. Each unit was priced at $0.82 and consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 10, 2012. A commission of 6% of gross proceeds ($246,168) was paid and is included in share issue costs. Moreover, a total of 80,693 agent’s warrants, valued at $61,917 and charged against share issue costs, were granted in connection with the placement, each entitling the holder to purchase one common share at a price of $0.82 per share until August 10, 2012.

On August 16, 2010 the Corporation closed the non-brokered portion of the private placement for gross proceeds of $2,332,900. Each unit was priced at $0.82 and consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 16, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month hold period expiring December 17, 2010. A cash commission of $126,296 was paid and included in share issue costs in addition to the granting of 154,020 agent’s warrants valued at $118,158 and charged against share issue costs. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.82 per share until August 16, 2012.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

 Not Applicable.

TREND INFORMATION

The Corporation does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation’s liquidity will be substantially determined by the success or failure of the Corporation’s exploration programs or the future acquisition of projects.

Current equity market conditions are volatile as world economies attempt recovery from the global economic crisis. This will make it more challenging for the Corporation to generate cash through the sale of marketable securities. Equity financing will be possible but may result in substantial dilution for current shareholders at current market prices for the Corporation’s shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not utilize off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The Company has an operating lease expiring August 31, 2015 for office space occupied by its head office as well as an operating lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

	Total	Less than 1 year	1 – 5 years	More than 5 years
Operating leases	$ 661,826	$ 259,971	$ 401,855	-
Conditional option payments	54,720	54,720	-	-
Conditional exploration expenditures	7,462,298	419,998	$ 7,042,300	-
Total contractual obligations	$ 8,178,844	$ 734,689	$ 7,444,155	-

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total operating lease expense included in general and administrative expense for 2012 was $246,923 (2011: $211,629).

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Jason S. Weber, P. Geo., President, Chief Executive Officer and Director

Port Coquitlam, BC

Jason S. Weber holds a B.Sc. in Geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer August 5, 2009 after the merger of Geoinformatics and Rimfire. Prior to the merger, Jason held the same position with Rimfire since December of 2007 after serving as Manager, Corporate Communications for Rimfire since December 1999. Mr. Weber has been a director of the Association for Mineral Exploration British Columbia (AME BC), a not-for-profit organization promoting a healthy, sustainable and environmentally sound mineral exploration sector in British Columbia. Jason is also a director of Tatlow Investments and Clear Creek Resources, both of which are private British Columbia corporations.

Chris Kerr, CGA, Chief Financial Officer

Vancouver, BC

Chris Kerr joined the group in July 2011 as Senior Accountant and was appointed CFO in November 2012. He brings over 10 years of experience to the company in the areas of accounting, audit, internal controls, finance and taxation including four years at Ernst & Young LLP where he worked primarily with Canadian publicly listed mining companies. Chris holds a Bachelor of Arts from the University of British Columbia and is a member of the Certified General Accountants of British Columbia.

Mark E. Baknes, P.Geo, Vice President, Exploration

Duncan, BC

Mark E. Baknes holds a B.Sc. and M.Sc. in Geology and is a registered professional geoscientist. Mr. Baknes was appointed Vice President, Exploration for the Corporation on August 5, 2009 after the acquisition of Rimfire Minerals Corporation. Mr. Baknes was a geologist with Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, from 1993 until 2003, when he commenced working full-time for Rimfire as Vice-President, Exploration. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

David A. Caulfield, P. Geo., Vice President, Corporate Development

Quadra Island, BC

David A. Caulfield holds a B.Sc. in Geology and is a registered professional geoscientist. From 1987 until December, 2011, Mr. Caulfield was a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia. Mr. Caulfield is also the President of Attunga Holdings Inc. and a director of Antioch

Investments Ltd., which are private British Columbia corporations. Mr Caulfield is also a director of Evrim Resources Corp.

On June 23, 2011, Mr Caulfield resigned as Co-Chairman and Director.

Alan J. Hutchison, Corporate Secretary

North Vancouver, BC

Alan J. Hutchison holds a B.A. and an LL.B. (Bachelors of Laws degree). Mr. Hutchison is a member of the British Columbia Law Society and was called to the British Columbia Bar in 2001. He is currently practicing law in Vancouver as a partner with Dentons Canada LLP (Dentons) (formerly Fraser Milner Casgrain, LLP). Dentons currently provides legal services to the Corporation.

Bipin Ghelani, C.A., Director

Richmond, BC

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani is the chair of the Audit Committee for the Corporation and is considered independent as defined by Multilateral Instrument 52-110 (Audit Committees.)

John A. Kanellitsas, Co-Chairman and Director

Sun Valley, ID

John Kanellitsas has been involved in the investment banking and money management industry for over two decades and currently serves as the Chief Operating Officer of Geologic Resource Partners (“GRP”). He joined Sun Valley Gold, LLC in 2002 and was involved in the launch of GRP in 2004. Mr. Kanellitsas was employed by Morgan Stanley & Co. from 1990 through 1999 in various equity sales and capital markets assignments in San Francisco and New York, where he was a Principal. Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University. Mr Kanellitsas is Chair of the Compensation Committee for the Corporation.

George Ireland, Director

Boston, MA

George Ireland is the Chief Investment Officer and Managing Member of the Geologic Resource Partners LLC and Portfolio Manager of the associated Geologic Resource Funds. Mr. Ireland has 30 years of experience in all aspects of the resource sector, ranging from field geology to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLC in 2004. From 2000 to 2004, he was the general partner of Ring Partners, LP, an investment partnership that later merged with the Geologic Fund. From 1991 to 2000, he was an analyst for Knott Partners LP. Mr. Ireland graduated from Phillips Academy and the University of Michigan with a B.S. degree from the School of Natural Resources. Mr. Ireland also serves on the board of directors of Merrill & Ring Inc., a private timber company in the United States.

Mark T. H. Selby, Director

Toronto, ON

Mark T.H. Selby is Senior Vice President, Business Development of Royal Nickel Corporation. Mr. Selby holds a B.Comm. (Hons.) from Queen’s University and is Principal of Selby & Co., a consulting firm providing advice to mining companies and investors on the outlook for base metals and resource equity valuation. His prior positions include Vice President, Business Planning and Market Research for Quadra Mining Ltd (2008-2010), Assistant Vice-President, Strategic Planning & Business Development (2005-2007) and Director, Market Research (2001-2004) with Inco Limited and Principal at Mercer Management

Consulting (1994-2001). Mr. Selby is a member of the Audit Committee for the Corporation.

Geoffrey Chater, Director, Chairman

Maple Ridge, BC

Geoffrey Chater holds a B.Sc. in geology from Texas Christian University and has over 21 years of experience in the mining industry. Mr. Chater is President and CEO of Bearing Resources Ltd and is a principal of Namron Advisors, a corporate communications consultancy. From 1999-2008, Mr. Chater held the position of Manager of Corporate Relations for copper producer First Quantum Minerals Ltd. During his career, Mr. Chater has held similar positions with Greystar Resources Ltd., Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Fairbanks Gold Corporation, Ivanhoe Capital Corporation and Esperanza Resources Ltd. Mr. Chater is also a Director of Reservoir Minerals Ltd. and Bearing Resources Ltd. Mr Chater is a member of the Audit Committee for the Corporation.

Jack Miller, P. Eng., Director

North Vancouver, BC

Mr. Miller holds a B.A.Sc. and an M.A.Sc. in geological engineering and is a registered professional engineer. Jack has held various site operating and head office leadership roles in multiple base and precious metal operating companies. In these roles, Mr. Miller has been responsible for the entire mine development cycle; starting from exploration, through development and finally to operations. His most recent role, prior to retirement in 2010, was Chief Operating Officer for Quadra FNX Mining Ltd. Mr. Miller’s leadership and expertise in advanced project development and mine construction have been integral to the progression of the Company’s flagship Whistler Project in Alaska.  Mr Jack Miller was appointed to the Board of Directors on June 23, 2011.

CERTAIN AFFILIATIONS

Some of the directors of the Corporation are also directors and officers of other corporations. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such companies. All such conflicts must be disclosed by them in accordance with the Business Corporations Act (British Columbia), and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The following directors and officers of the Corporation are also directors, officers or promoters of the following corporations:

Name of Director/Officer	Company	Position	Period
David A. Caulfield	Equity Exploration Consultants Ltd. Evrim Resources Corp. Kaminak Gold Corporation	Director Director Member, Advisory Board	01/87 to 12/11 09/10 to present 12/06 to present
John Kanellitsas	Geologic Resource Partners	Chief Operating Officer	04 to present
Mark T.H. Selby	Quadra Mining Ltd. Castle Gold Corporation	Vice President Director	08/08 to 03/10 04/09 to 12/09
George Ireland	Geologic Resource Partners Merrill & Ring Inc.	Chief Investment Officer Director	03/04 to present 01/86 to present
Geoffrey Chater	Esperanza Resources Corp. Valley High Ventures Ltd Greystar Resources Ltd Levon Resources Ltd. Bearing Resources Ltd Reservoir Minerals Inc. Lara Exploration Group	Director President & Director Vice President & Director Director CEO & Director Director Director	06/10 to 06/11 08/10 to 03/11 04/06 to 08/09 03/11 to 04/11 03/11 to present 10/11 to present 10/12 to present
Jack Miller	Quadra FNX Mining Ltd Blue Ridge Mining Solutions Evrim Resources	Chief Operating Officer President Director	04/04 to 09/10 09/10 to present 22/11 to present
Jason Weber	Tatlow Investments Clear Creek Resources	Director Director	06/96 to present 04/11 to present
Bipin Ghelani	Ituna Capital Corporation	Director	01/12 to present

Mark E. Baknes, David A. Caulfield and Jason S. Weber each devote 100% of their time to the affairs of the Corporation.  Bipin Ghelani, John Kanellitsas, George Ireland, Geoffrey Chater and Mark Selby, each allot less than 5% of their time to the Corporation’s business. Alan J. Hutchison allots less than 5% of his time to the affairs of the Corporation in his capacity as Corporate Secretary.

John Kanellitsas and George Ireland are partners of Geologic Resource Partners which as a group controls 28.88% of the common shares of the Corporation.

COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the most recently completed fiscal year in respect of each of the individuals who were, as of December 31, 2012, directors and members of its administrative, supervisory or management bodies (collectively the “Named Executive Officers”) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Comp ($)	Common Shares Under Options\ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All other Compensation ($)
Mark E. Baknes, Vice President	Dec. 2012	$170,500	NIL	NIL	NIL	NIL	NIL	NIL
David A. Caulfield, Vice President	Dec. 2012	170,500	NIL	NIL	NIL	NIL	NIL	NIL
Bipin Ghelani, Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Alan J. Hutchison, Corporate Secretary [1]	Dec. 2012	NIL	NIL	NIL	NIL	NIL	NIL	NIL[1]
John A. Kanellitsas Co-chairman Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Geoffrey Chater, Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
George Ireland, Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Mark T.H. Selby Director	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	NIL
Jason S. Weber., President, CEO & Director	Dec. 2012	$181,500	NIL	NIL	NIL	NIL	NIL	NIL
Jack Miller, Director [2]	Dec. 2012	NIL	NIL	$10,000	NIL	NIL	NIL	$112,750 [2]
Chris Kerr CFO [3]	Dec. 2012	75,000	NIL	NIL	NIL	NIL	NIL	NIL

[1]

Alan J. Hutchison is a partner with the law firm of Dentons (formerly Fraser Milner Casgrain LLP) and provides on-going legal services to the Corporation. During the fiscal year ended December 31, 2012, the Corporation paid the firm of Dentons $69,129 for legal services and disbursements which constitutes less than one percent of the firm’s gross billings.

[2]

Consulting fees of $112,750 were paid for services rendered during the year to a company controlled by Mr Miller, Blueridge Mining Solutions Ltd. Refer to Item 7 “Related Party Transactions” below

[3]

Chris Kerr, CGA was appointed CFO, effective November 1, 2012.

.

As at December 31, 2012, the Corporation has granted rights to purchase or acquire an aggregate of 7,532,500 common shares pursuant to share purchase options, including the options listed below. The closing market price of the Common Shares on March 31, 2013 as traded on the TSX Venture Exchange was $0.09.

Outstanding Director and Officer Stock Options as at December 31, 2012

Name of Optionees	No. of Common Shares Subject to Option (#)	Date of Grant	Exercise Price ($)	Expiry Date	Market Value on Date of Grant ($)
Mark E. Baknes	8,700 17,400 100,000 225,000 120,000 120,000	July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.17 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.17 0.90 0.87 1.35 0.68
David A. Caulfield	8,700 30,450 105,000 240,000 120,000 120,000	July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.17 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.17 0.90 0.87 1.35 0.68
Bipin A. Ghelani	13,050 95,000 120,000 60,000 60,000	Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.17 0.90 0.87 1.35 0.70	Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.17 0.90 0.87 1.35 0.68
Alan J. Hutchison	4,350 25,000 40,000 30,000 30,000	July 16,2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.90 0.87 1.35 0.68
John A. Kanellitsas	333,333 95,000 120,000 60,000 60,000	March 19, 2009 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.45 0.90 0.87 1.35 0.70	March 19, 2014 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.45 0.90 0.87 1.35 0.68
Geoffrey Chater	125,000 62,500 60,000 60,000	June 25, 2010 July 12, 2010 February 17, 2011 June 26, 2011	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 February 17, 2016 June 26, 2016	1.00 0.87 1.35 0.68
George Ireland	125,000 62,500 60,000 60,000	June 25, 2010 July 12, 2010 February 17, 2011 June 26, 2011	1.00 0.87 1.35 0.70	June 25, 2015 July 12, 2015 February 17, 2016 June 26, 2016	1.00 0.87 1.35 0.68
Mark T. H. Selby	65,250 85,000 110,000 60,000 60,000	March 1, 2009 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.25 0.90 0.87 1.35 0.70	March 1, 2014 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.25 0.90 0.87 1.35 0.68
Jason Weber	13,050 30,450 135,000 265,000 120,000 120,000	July 16, 2008 Dec. 19, 2008 Dec. 15, 2009 July 12, 2010 February 17, 2011 June 26, 2011	0.98 0.17 0.90 0.87 1.35 0.70	July 16, 2013 Dec. 19, 2013 Dec. 15, 2014 July 12, 2015 February 17, 2016 June 26, 2016	0.98 0.17 0.90 0.87 1.35 0.68
Jack Miller	13,050 37,500 30,000 60,000	Dec. 19, 2008 July 12, 2010 February 17, 2011 June 26, 2011	0.17 0.87 1.35 0.70	Dec. 19, 2013 July 12, 2015 February 17, 2016 June 26, 2016	0.17 0.87 1.35 0.68
Adrian Rothwell	120,000 150,000	February 17, 2011 June 26, 2011	1.35 0.70	February 17, 2016 June 26, 2016	1.35 0.68
Chris Kerr	35,000	Dec. 20, 2011	0.29	Dec. 20, 2016	0.28
Total	4,485,283

In addition to the share purchase options granted to Directors and Senior Officers of the Corporation, as listed in the preceding table, the Corporation issues options to employees of the Corporation and persons who provide ongoing services to the Corporation under an incentive stock option plan. Under the plan the Corporation had reserved a total of 9,925,356 shares as of December 31, 2012, for the issue of share purchase options. The exercise price of share purchase options is no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options expire no later than five years from the grant date, except that they will expire within ninety days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately. Shareholders must approve the stock option plan at each annual general meeting, which allows a maximum of 10% of the Corporation’s issued and outstanding shares to be reserved for stock options. Options are granted at the discretion of the board of directors.

As of December 31, 2012, there are thirty (30) employees, directors or consultants who have been granted stock options in the aggregate amount of 7,065,941 options at exercise prices ranging from $0.17 to $1.35 with expiry dates between July 2013 and December 2016. Of the reserved shares, 2,859,415 remained available for stock option grants.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has no defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Corporation has signed employment contracts between the Corporation and the Chief Executive Officer and the Vice President, Exploration. The contracts provide that in the event of the termination of employment or in the event of a change in responsibilities following a change of control, these officers will receive a severance package which will include eighteen months of base salary and benefits. No payment is provided in the case of a change of control which does not include termination or constructive dismissal of the officer. In the event of a termination not associated with a change of control, the officer will be entitled to a payment equivalent to twelve months of base salary and benefits.

Compensation of Directors

Commencing in 2011, non-executive directors were paid a quarterly stipend of $5,000 for their services as directors in addition to the grant of incentive stock options on a semi-annual basis. There is no additional cash remuneration for the Chair of any committee or for the Chairman of the Board.  Effective July 1, 2012 non-executive directors have waived their right to a stipend in an effort to conserve cash for the Company.  No incentive stock options were issued in 2012.

Proposed Compensation

The Corporation has determined the amount of compensation to be granted to directors and Named Executive Officers for the 12 months beginning January 1, 2013 as follows:

	Monthly	Yearly
Mark E. Baknes	$ 14,208	$ 170,500
David A. Caulfield	14,208	170,500
Chris Kerr	7,500	90,000
Jason Weber	15,125	181,500

Except as disclosed above, the Corporation has no standard arrangement pursuant to which Named Executive Officers or directors of the Corporation are compensated by the Corporation for their services, except for the granting from time to time of incentive stock options in accordance with policies of the TSX Venture Exchange.

BOARD PRACTICES

The directors of the Corporation are elected by the Corporation shareholders at the Corporation’s Annual General Meetings. A director of the Corporation holds his respective position until the earlier of his resignation or his replacement at a subsequent Annual General Meeting of the Corporation. The Articles of the Corporation permit appointment of directors so long as the number appointed does not exceed one-third of the number elected by the shareholders at the previous Annual General Meeting.

All corporate matters outside of the ordinary course of business must be approved by the Corporation’s board of directors. The Corporation’s audit committee consists of three directors who review the Corporation’s financial statements prior to such statements being submitted to the entire board of directors for approval. The members of the audit committee are Bipin Ghelani, Geoffrey Chater, and Mark T.H. Selby.

The Audit Committee performs an oversight role for the board by:

•

Reviewing the appointment of the Chief Financial Officer and any other key financial personnel.

•

Reviewing, with management and the external auditor, the adequacy and effectiveness of the Corporation’s systems of internal control and the adequacy and timeliness of its financial reporting processes.

•

Reviewing the annual audited financial statements, unaudited quarterly financial statements, management discussion and analysis reports and other financial reporting documents prior to filing or distribution, including financial matters required to be reported under applicable legal or regulatory requirements.

•

Where appropriate and prior to release, reviewing and approving any other news releases that contain significant financial information that has not previously been released to the public.

•

Reviewing the Corporation’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application.

•

Recommending to the Board and shareholders the external auditor selected to examine the

Corporation’s accounts and financial statements.

•

Approving all audit engagement terms and fees and pre-approving all non-audit and assurance services to be performed by the auditor.

The Corporation’s Compensation committee is comprised of the following independent directors: Bipin Ghelani, Geoffrey Chater, John Kanellitsas, George Ireland and Mark T.H. Selby. The committee meets on an annual basis to review management performance and compensation. Recommendations from the committee are referred to the entire board of directors at the budget review meeting for approval. The Chief Executive Officer, in consultation with the Chief Financial Officer, determines compensation of staff members who are not executive officers.

EMPLOYEES

As of December 31, 2012 the Corporation has sixteen full-time employees, thirteen located at the head office, one located in Alaska, one in Arizona and one in Montana. There are no contracts or collective agreements between the Corporation and any labor union or similar organization.

SHARE OWNERSHIP

The following table sets forth security ownership of each of the directors and officers of the Corporation as at March 31, 2013.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Mark E. Baknes, P.Geo. Westholme, BC Vice-President, Exploration	Common Shares: 522,517 [1] Options: 591,100 [2] Warrants: Nil [3]	0.53%
David A. Caulfield, P. Geo. Quadra Island, BC Vice President, Business Development Director	Common Shares: 761,341 [1] Options: 624,150 [2] Warrants: Nil [3]	0.76%
Bipin Ghelani, C.A. Richmond, BC Director	Common Shares: 92,610 [1] Options: 348,050 [2] Warrants: Nil [3]	0.09%
Alan Hutchison North Vancouver, BC Corporate Secretary	Common Shares: 45,000 [1] Options: 129,350 [2] Warrants: Nil [3]	0.05%
John Kanellitsas Sun Valley, ID Director	Common Shares: 175,000 [1] Options: 668,333 [2] Warrants Nil [3]	0.18%
Mark T.H. Selby Toronto, ON Director	Common Shares: 35,000 [1] Options: 380,250 [2] Warrants: Nil [3]	0.04%
Geoffrey Chater Maple Ridge, BC Chairman of the Board Director	Common Shares: 25,000 [1] Options: 307,500 [2] Warrants: Nil [3]	0.03%
George Ireland Boston, MA Director	Common Shares: 530,799 [1] Options: 307,500 [2] Warrants: Nil [3]	0.53%
Jason S. Weber Port Coquitlam, BC President, Chief Executive Officer, Director	Common Shares: 236,980 [1] Options: 683,500 [2] Warrants: Nil [3]	0.24%
Jack Miller North Vancouver, BC Director	Common Shares: 65,185[1] Options: 140,550 [2] Warrants: Nil [3]	0.07%
Chris Kerr Vancouver, BC Chief Financial Officer	Common Shares: NIL [1] Options: 35,000 [2] Warrants: Nil [3]	0.00%

[1]

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2013, based upon information furnished by the respective shareholders.

[2]

Stock Options entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Stock options do not carry any voting rights. Details of stock options held by the directors and officer of the Corporation are set out under "Options and Other Rights to Purchase Shares - Outstanding Stock Options."

[3]

Warrants entitle the holder to purchase Common Shares in the capital of the Corporation at a fixed price for a specific period of time. Warrants do not carry any voting rights.  All outstanding warrants expired unexercised on March 23, 2013.

Of the shares beneficially held by David Caulfield, 269,791 are registered in the name of Attunga Holdings Inc., a private British Columbia corporation controlled by David Caulfield. Of the shares beneficially held by Jason Weber, 13,050 shares are beneficially held by family trusts controlled by Jason Weber.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth security ownership of those parties owning five percent (5%) or more of the outstanding common shares of the Corporation as at March 31, 2013.

Name, Municipality of Residence	Number of Common Shares of the Corporation beneficially owned or directly/indirectly controlled	Percentage of Issued Share Capital
Geologic Resource Partners[1]	Common Shares: 28,659,485 Warrants: Nil	28.88%

[1] Geologic Resource Partners includes holdings of the related funds: Geologic Resource Fund LP, Geologic Resource Fund Ltd, Geologic Resource Opportunities Fund LP, and Geologic Resource Opportunities Fund Ltd. Some of these holdings may be included in CDS and DTC listings. John Kanellitsas and George Ireland are partners in Geologic Resource Partners.

The voting rights attached to all shares of the Corporation are equal. No shareholder or group of shareholders holds or is entitled to exercise any preferential voting rights with respect to shares of the Corporation.

The only significant change in ownership over the past three fiscal years is the Geologic Resource Partners (“GRP”) position. In October 2008, the Corporation issued shares to GRP to repay the Convertible Facility and in satisfaction of interest thereon. This resulted in GRP holding approximately

85% of the Corporation’s issued and outstanding shares. Upon completion of the acquisition of Rimfire Minerals Corporation, this was reduced to 45% and further reduced through dilution by private placements and exercise of options and warrants to the current 28.88%.

There are no arrangements, known to the Corporation, the operation of which may at a subsequent date result in a change in control of the Corporation.

As of March 31, 2013 there were 56 United States registered holders representing 16,719,608 common shares of the Corporation which equals 16.85% of the Corporation’s issued and outstanding shares. There were 58 non-North American holders representing 129,999 common shares (0.13%).

RELATED PARTY TRANSACTIONS

2012

(a) Mineral Property Interests

One of the Company’s officers, David Caulfield, indirectly owns an interest in a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 12 of the Consolidated Financial Statements – see Item 17).

Consulting fees of $2,531 (2011 – $2,835) were paid for services rendered during the year ended 2012 to a company which David Caulfield has an interest in, C3 Alliance.

(b) Due to related party

Consulting fees of $112,750 (2011 - $44,745) were paid for services rendered during the year ended 2012 to a company controlled by Jack Miller, Blueridge Mining Solutions Ltd. Mr. Miller was appointed to the Board on June 23, 2011.

Except as disclosed under sections (a) and (b) above, to April 29, 2013, no insider of the Corporation, director or officer, or associate or affiliate of such persons, has or has had any material beneficial interest in any transaction or in any proposed transaction, which has or will materially affect the Corporation. The Corporation has not made any loans (including guarantees of any kind) to or for the benefit of any of the directors, officers, employees or related parties.

2011

(a) Equity Exploration Consultants Ltd. (“Equity”)

During the fiscal year 2011, Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”) was not at arm's length to the Corporation, as one of the principals of Equity was David A. Caulfield, a director of the Corporation. David ceased as principal of Equity, effective December 31, 2011. It is anticipated that Equity will continue to provide geological consulting services to the Corporation from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates. Fees charged to the Corporation by Equity are on the same basis as those charged by Equity to unrelated third parties.

At December 31, 2011, the Group was indebted to Equity in the amount of $45,738 (2010 – $15,946) for project expenses and consulting services provided by Equity to the Group.  During the year ended December 31, 2011, the Group paid Equity $180,687 (2010 - $173,598) for providing management services, which has been included in consulting and outsourced services on the Statement of Comprehensive Loss. The Company also paid Equity $1,035,506 (including applicable sales taxes) (2010: $26,901) for providing geological consulting services in the year, included in exploration expenditures.

(b) Mineral Property Interests

One of the Company’s officers, David Caulfield, indirectly owns an interest in a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 12 of the Consolidated Financial Statements – see Item 17).

(c) Due to related party

Consulting fees of $44,745 were paid for services rendered during the year ended 2011 to a company controlled by Jack Miller, Blueridge Mining Solutions Ltd. Mr. Miller was appointed to the Board on June 23, 2011.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Statements of Financial Position for the fiscal years ended December 31, 2012 and 2011

Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2012, 2011 and 2010;

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2012

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Corporation's financial position or profitability.

The Corporation has not paid any dividends since its incorporation and does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation’s policy is to retain earnings, if any, to finance exploration on its properties. The payment of dividends in the future will depend upon, among other factors, the Corporation’s earnings, capital requirements and operating conditions.

ITEM 9   THE OFFER AND LISTING

The Common Shares of the Corporation are traded in Canada under the stock symbol "KSK" on the TSX Venture Exchange and under the stock symbol "KSKTF" on the OTC Bulletin Board in the United States. Pursuant to the Corporation’s prospectus issued on March 17, 2011, warrants of the Corporation are also traded in Canada under the stock symbol "KSK.WT" on the TSX Venture Exchange.  On March 23, 2013, all of these warrant expired.  The Corporation is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices of the Corporation’s common shares, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange (“TSX-V”) and the OTC Bulletin Board (“OTC-BB”) for the period October 1, 2012 to March 31, 2013. All prices are converted to Canadian dollars at the closing rate for the relevant period.

Most recent 6 months	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
October 1-31, 2012	$ 0.23	$ 0.24	$ 0.16	$ 0.16	1,234,119	336,447
November 1-30, 2012	0.21	0.21	0.16	0.15	2,031,771	566,161
December 1-31, 2012	0.17	0.16	0.13	0.12	1,779,819	694,554
January 1-31, 2013	0.14	0.15	0.12	0.11	1,722,866	618,997
February 1-28, 2013	0.14	0.13	0.10	0.09	1,639,051	203,884
March 1-31, 2013	0.11	0.11	0.09	0.09	1,126,884	152,120

Fiscal 2010	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.13	$ 1.11	$ 0.65	$ 0.64	6,533,211	1,379,507
Second Quarter	1.26	1.25	0.87	0.81	7,264,632	1,504,048
Third Quarter	1.21	1.18	0.75	0.51	13,159,159	2,341,467
Fourth Quarter	1.74	1.75	1.06	1.03	18,253,010	3,979,498

Fiscal 2011	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 1.38	$ 1.41	$ 0.92	$ 0.95	18,373,300	4,017,400
Second Quarter	1.04	1.07	0.65	0.65	15,793,700	3,047,500
Third Quarter	0.89	0.95	0.36	0.33	13,600,500	2,891,200
Fourth Quarter	0.53	0.53	0.26	0.24	14,832,700	3,143,800

Fiscal 2012	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 0.42	$ 0.40	$ 0.26	$ 0.25	17,376,400	3,530,000
Second Quarter	0.28	0.28	0.15	0.14	6,397,678	1,577,149
Third Quarter	0.25	0.26	0.14	0.13	5,371,800	1,541,977
Fourth Quarter	0.23	0.24	0.13	0.12	5,045,709	1,597,162

Fiscal 2013	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
First Quarter	$ 0.14	$ 0.15	$ 0.09	$ 0.09	4,488,801	975,001

The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSX Venture Exchange and the OTC Bulletin Board for the last five fiscal years. (Expressed in Canadian dollars)

Fiscal Year ending	High		Low		Volume
	TSX-V	OTC-BB	TSX-V	OTC-BB	TSX-V	OTC-BB
December 31, 2012	$ 0.42	$ 0.40	$ 0.13	$ 0.12	34,191,587	8,246,288
December 31, 2011	$ 1.38	$ 1.41	$ 0.26	$ 0.24	62,600,200	13,099,900
December 31, 2010	1.74	1.75	0.65	0.51	45,210,012	9,204,520
December 31, 2009	1.16	1.18	0.33	0.53	10,738,722	1,190,214
December 31, 2008	12.45	n/a	0.60	n/a	37,12,114	n/a

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from the British Columbia to the Yukon and thereafter underwent a series of name changes: “Aegean Gold Inc.” (April 26, 1999), “Aegean International Gold Inc.” (December 8, 1999) and “MinRes Resources Inc.” (October 20, 2003).  On January 28, 2005, Geoinformatics Explorations Limited (“GEL”) completed a reverse takeover of the Corporation, following which, on February 1, 2005, the name of the Corporation was changed to “Geoinformatics Exploration Inc.”  Pursuant to the reverse takeover, GEL changed its name to 2012860 Ontario Limited and became a wholly-owned subsidiary of Geoinformatics.  On August 5, 2009, the Corporation completed the 100% acquisition of Rimfire Minerals (“Rimfire”) and the name of the Corporation was changed to “Kiska Metals Corporation” (“Kiska”). On July 30, 2010 the Corporation continued from the Yukon to British Columbia.

Pursuant to the requirements of the Business Corporations Act (British Columbia), a director of the Corporation must declare any interest in and abstain from voting on any board of directors’ resolution relating to any matter in which such director has a material interest. In addition, the policies of the TSX Venture Exchange require that all employment, consulting or other compensation agreements between a company and its officers or directors be considered and approved by the disinterested member of the board of directors or a committee of independent directors.

Pursuant to the requirements of the Business Corporations Act (British Columbia), and the Corporation’s Articles, the board of directors of the Corporation may exercise the general power to borrow on behalf of the Corporation in any manner deemed to be in the best interest of the Corporation and its shareholders. Whether exercising this general borrowing power or otherwise, the directors of the Corporation are under a fiduciary duty at all times to act honestly and in the best interest of the Corporation’s shareholders.

Pursuant to the requirements of the Business Corporations Act (British Columbia), a person must be not less than 18 years of age to act as a director of a Yukon company. There are no requirements under the Business Corporations Act (British Columbia), or the Corporation’s Articles that a director be a shareholder of the Corporation.

The Common Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares. All of the Common Shares rank equally with respect to all benefits which might accrue to the holders including any redemption of shares or the division of corporate assets in the event of liquidation. There are no sinking fund provisions or any provisions discriminatory or advantageous to shareholders controlling a specific number of Common Shares. Subject to the requirements of the Business Corporations Act (British Columbia), the rights or restrictions on any class of shares may be amended by ordinary resolution of the shareholders of the Corporation.

The Annual General meeting for the Corporation must be held at least once in each calendar year and not more than 15 months after the last annual meeting at such time and place as may be determined by the directors. The Corporation must send notice of the date, time, and location of any meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. The directors may set a record date for the purpose of determining shareholders entitled to notice of any meeting. The record date must not precede the meeting date by more than two months or fewer than 21 days. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person invited by the directors is entitled to attend a meeting of the shareholders but that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy-holder entitled to vote at the meeting.

If the meeting of shareholders is to consider special business, the notice must state the general nature of the special business and attach a copy of any document to be ratified. If a copy of the document is not attached, it must be available for inspection by shareholders at the Corporation’s records office.

There are no limitations on the rights of share ownership including the rights of non-resident or foreign shareholders to hold shares or exercise voting rights for those shares. There is no provision for an ownership threshold above which shareholder ownership must be disclosed to the Corporation.

There is no provision in the Corporation’s articles of association that would have an effect of delaying, deferring or preventing a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation. None of the provisions in the Corporation’s articles of association is significantly different from those applying to all corporations within British Columbia, nor are the conditions imposed by the Corporation’s articles of association governing changes in share capital more stringent than is required by law.

MATERIAL CONTRACTS

On March 9, 2009, the Corporation negotiated a $2.6 million line of credit with Geologic Resource Partners LLP (“GRP”), bearing an annual interest rate of 15% payable on maturity. The line of credit matures on September 30, 2010. On March 27, 2009, the Corporation drew $1 million under the line of credit and on June 8, 2009 drew a further $750,000. This line of credit agreement incorporated herein by reference to Exhibit 4.31 of the Corporation’s transition report on Form 20-F filed with the Commission on EDGAR effective April 23, 2010. The entire amount of note payable including accrued interest of $71,712 was repaid on August 5, 2009.

On May 15, 2009, the Corporation and Kennecott entered into a partial termination agreement and a first amendment to the partial termination agreement (collectively, the “Partial Termination Agreement”), whereby the parties terminated the provisions of the Master Agreement with respect to the requirements to form strategic alliances on possible targets in certain regions. The Master Agreement and Standardization Agreement will still apply to the existing projects and to the areas of interest set out in the Partial Termination Agreement. The Partial Termination Agreement and first amendment thereto are incorporated herein by reference to Exhibit 4.32 of the Corporation’s transition report on Form 20-F filed with the Commission on EDGAR effective April 23, 2010.

On June 11, 2009, the Corporation and Rimfire Minerals Corporation (“Rimfire”) executed the definitive acquisition agreement (the “Acquisition Agreement”) to complete a business combination by way of a statutory plan of arrangement. Pursuant to the terms and conditions of the Acquisition Agreement, the Corporation agreed to acquire all of the issued and outstanding shares of Rimfire at an exchange ratio of 0.87 Shares per common share of Rimfire (following a consolidation of the Corporation’s Shares on the basis of three (3) old shares for one (1) new share). The Acquisition Agreement also provided for the Corporation’s change of name to Kiska Metals Corporation, and is incorporated herein by reference to the Corporation’s Form 6-K furnished to the Commission on EDGAR effective June 19, 2009.

On June 12, 2009, the Corporation and Kennecott entered into the first amendment to the Standardization Agreement (the “Amended Standardization Agreement”). Kennecott and the Corporation decided to amend certain provisions of the Standardization Agreement with respect to the back-in rights of Kennecott on the Whistler Project due to its geographic size. The amendments dealt with, among other things, the formation of a technical committee, the design of the exploration program, the responsibilities for the costs of the exploration program and the delivery of the exploration results, in addition to Kennecott’s rights to exercise the back-in-rights with respect to the Whistler Project.

The Amended Standardization Agreement requires Kennecott to make a decision on whether or not to exercise its rights upon completion of an exploration program consisting of 341 line kilometers of induced polarization geophysics and drilling of at least 20 holes with a minimum depth of 200 meters per hole for at least 7,000 meters of drilling in aggregate. The work program is to be supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott. Upon completion of the program and presentation of a report, Kennecott must elect to either:

(A) within 90 days, (i) relinquish its back-in right and revert to a 2% NSR; or (ii) exercise its back-in right on the project to earn an initial 51% interest by refunding two times the Corporation’s total qualifying exploration expenditures; or

(B) within 30 days agree to conduct a supplemental drill program at Kennecott’s own cost. The supplemental drill program can take up to 180 days to complete, but within 30 days of the receipt of the final assay results from the program, Kennecott must then make a final decision on whether to exercise or relinquish its back-in rights, as described above. If Kennecott elects to back-in after the supplemental program, Kennecott can offset the costs of the supplemental program to a maximum of 6% of two times Geoinformatics’ total exploration costs. The Amended Standardization Agreement is incorporated herein by reference to Exhibit 4.34 of the Corporation’s transition report on Form 20-F filed with the Commission on EDGAR effective April 23, 2010.

The Corporation entered into a management agreement effective January 1, 2009 with Equity Exploration Consultants Ltd. (“Equity”) to provide the services of David A. Caulfield as Director, Business Development for the Corporation. The agreement was revised effective January 1, 2010 to increase the payment to $13,333 per month and on January 1, 2011 to increase the payment to $14,666 per month. The agreement is for a term of one year with provision for a one year extension at the Corporation’s option, and may be terminated by the Corporation on six months’ notice. Equity is not at arm’s length to the Corporation as one of the principals of Equity is David A. Caulfield who is a director of the Corporation. This Management Agreement is incorporated herein by reference to the Corporation’s annual report on Form 20-F/A for the fiscal year ended December 31, 2010 as filed with the SEC on November 22, 2011.

On March 23, 2011, the Corporation and Computershare Trust Company of Canada, as warrant agent, entered into a warrant indenture (the "Indenture") in connection with an equity financing of the Corporation.  Pursuant to the Indenture, the Corporation authorized the issuance of 7,532,500 share purchase warrants, with each share purchase warrant being exercisable into one common share of the Corporation at an exercise price of CDN$1.60, subject to adjustment as provided in the Indenture, until March 23, 2013. The Indenture is incorporated herein by reference to the Corporation’s annual report on Form 20-F/A for the fiscal year ended December 31, 2010 as filed with the SEC on November 22, 2011.

The Corporation’s ordinary course of business involves contracts to acquire or dispose of mineral property interests. Each of these contracts is detailed in the description of the mineral property interests presented in Item 4 under the subheading “Property, Plant and Equipment.”

EXCHANGE CONTROLS

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Corporation’s shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See this Item 10, Taxation subheading, below.

The Investment Canada Act (the “Act”), which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $179,000,000. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act requires the investor to file a notification.

The provisions of the Act are complex, and the above is a limited summary of the main provision of the Act. Any non-Canadian citizen contemplating an investment to acquire control of the Corporation is encouraged to consult professional advisors as to whether and how the Act might apply.

For the purposes of the Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

Except as provided in the Act, there are no limitations under the laws of Canada, the Yukon Territory or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

As a result of the Canada - U.S. Free Trade Agreement, the Act was amended in January, 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A “Canadian business” is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An “American”, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not controlled in fact through ownership of its voting interests in which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The following investments by a non-Canadian are subject to review by Investment Canada:

•

all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

•

all indirect acquisitions of control of Canadian businesses with assets of $50 million or more, if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

•

all indirect acquisitions of control of Canadian businesses with assets of $5 million or more, if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control.

The acquisition of certain Canadian businesses is excluded from the higher threshold set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e.: the publication, distribution or sale of books, magazines, periodicals [other than printing or typesetting businesses], music in print or machine readable form, radio, television, cable and satellite services; the publications, distributions, sale and exhibitions of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 million and $50 million thresholds.

A non-Canadian will not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. The factors to be taken into account include:

1.

the effect of the investment on the legal and economic activities in Canada, including the effect on employment and resource processing, on the utilization of particular components and services produced in Canada, and on exports from Canada;

2.

the degree and significance of participation by Canadians in the Canadian business;

3.

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

4.

the effect of the investment on competition within an industry or industries in Canada and will such industry or industries be significantly affected by the investment; and

5.

the compatibility of the investment with national industrial economic or cultural policies enunciated by the federal government or legislation of the legislature or government of any Province.

If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian will not implement the investment or, if the investment has been implemented, will divest itself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments: (i) an investment to establish a new Canadian business; or, (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act; must notify Investment Canada, within prescribed time limits, of such investments.

TAXATION

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Corporation for a shareholder of the Corporation who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the ”Tax Treaty”). This discussion is general only and is not a substitute for independent advice from a shareholder’s own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a “non-resident”).

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the Tax Treaty between Canada and the United States reduces the withholding tax on the gross amount of dividends paid to residents of the United States to 15%. When a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends, the withholding tax rate on the gross amount of dividends is reduced to 5%.

A non-resident who holds shares of the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian Property” within the meaning of the Tax Act, and no relief is afforded under any applicable tax treaty.

The shares of the Corporation will be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Corporation are owned by or considered to be owned by (a) the non-resident, (b) persons with whom the non-resident does not deal at arm’s length, or (c) the non-resident together with all such persons with whom the non-resident does not deal at arm’s length.

Material United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, U.S. federal estate or gift, U.S. federal alternative minimum or foreign tax consequences. No ruling from the Internal Revenue Service ("IRS") has been requested, or will be obtained, regarding the United States ("US") federal income tax consequences to US persons’ ownership or disposition of shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. See "Item 10 –Additional Information - Canadian Federal Income Tax Consequences" and "Material United States Federal Income Tax Consequences".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. The following discussion was not written and is not intended to be used, and cannot be used, by any person for the avoidance of any penalties with respect to taxes that may be imposed on such person. Accordingly, holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Corporation who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Corporation

U.S. Holders, who do not fall under any of the provisions contained within the "Other Consideration for

U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian or other foreign income tax withheld from such distributions. Such Canadian or other foreign tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a “qualified 10-percent owned foreign corporation” (other than a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of such corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Corporation

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's adjusted tax basis in the common shares of the Corporation. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Corporation were to become a controlled foreign corporation. For the effect on the Corporation of becoming a controlled foreign corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For non-corporate U.S. Holders, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For corporate

U.S. Holders (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted or the losses expire at the end of the stipulated five-year period.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Corporation:

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of three alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Corporation believes that it is presently a PFIC.

As a PFIC, each U. S. Holder’s income or gain, with respect to a disposition or deemed disposition of the Corporation’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges as discussed below, unless the U.S. Holder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

Under one method, a U.S. Holder who elects in a timely manner to treat the Corporation as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income for any taxable year in which the Corporation qualifies as a PFIC his pro-rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings which will then be subject, however, to an interest charge.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then the U.S. Holder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions" by the Corporation. An excess distribution is a current year distribution received by the U.S. Holder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. Holder during the preceding three years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. Holder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the Corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. Holder who has made a Pedigreed QEF election.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Corporation is a PFIC and the U.S. Holder holds shares of the Corporation) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making or not making a QEF Election.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the Securities and Exchange Commission (“SEC”), (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a controlled foreign corporation (“CFC”), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. Therefore there can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Corporation are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Corporation.

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation, the Corporation would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Corporation and the Corporation’s earnings invested in “U.S. property” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Corporation by such a 10% U.S. Holder of Corporation at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Corporation may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

A PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Corporation were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Corporation as if those shares had been sold.

DOCUMENTS ON DISPLAY

All documents concerning the Corporation referred to in this annual report on Form 20-F may be inspected at the Corporation’s offices, 575 – 510 Burrard Street, Vancouver, British Columbia, during normal business hours.

SUBSIDIARY INFORMATION

Not applicable

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Corporation does not hold any long-term debt, has not entered into any hedging transactions nor has it issued any market risk sensitive counterparty instruments. Furthermore, the Corporation does not hold any derivative instruments, nor does it hold any contracts or agreements containing embedded derivative instruments.

The Corporation’s financial instruments can be categorized into three main groups:

a)

term deposits and Canadian cash which are subject to interest rate risk,

b)

foreign currency cash accounts which are subject to foreign exchange risk, and

c)

marketable securities which are subject to equity price risk.

Interest rate risk

Term deposits and Canadian cash (category a) represents approximately $3,377,446 of the Corporation’s total assets of $5,478,200 (or 62% of the total assets). However, the term deposits have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest. The short term to maturity and the Corporation’s intent to hold these instruments to maturity indicates that interest rate risk will not affect the reported fair values of these financial instruments.

During the fiscal year ended December 31, 2012, interest rates on the Corporation’s Canadian dollar deposits were from 1.35% to 1.50%, and on the US dollar deposits were 0.25%, depending upon the principal invested and the term of the investment. During the same period, Canadian T-Bill one month term rates ranged from 0.84% to 0.97% with an average rate of 0.91%.

If interest rates declined or increased as shown below, the Corporation’s total receipts, consisting of revenue from mineral property operations, gain on marketable securities, gain on sale of assets (if applicable) and interest income, would be affected as follows, based on the fiscal year-end balances:

	Effect on total receipts
Increase/decrease in interest rate	2012		2011		2010
-1.50%	$(50,662)	(2.7%)	$(102,004)	(8.6%)	$(94,466)	(2.3%)
-1.00%	(33,775)	(1.8%)	(68,003)	(5.7%)	(62,977)	(1.5%)
-0.50%	(16,887)	(0.9%)	(34,002)	(2.9%)	(31,489)	(0.8%)

+0.50%	16,887	0.9%	34,002	2.9%	31,489	0.8%
+1.00%	33,775	1.8%	68,003	5.7%	62,977	1.5%
+1.50%	50,662	2.7%	102,004	8.6%	94,466	2.3%

The foregoing analysis was prepared using year-end balances and average year-end interest rates which do not represent average interest rates for the fiscal year ended December 31, 2012. The increase or decrease in interest income based on changes in interest rates, for the year-end balances, was compared to total receipts for the fiscal year ended December 31, 2012. Actual financial results for the coming fiscal year will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

The difference between the forecast figures for the fiscal year ended December 31, 2012 compared to the same figures for the fiscal year ended December 31, 2011 and 2010 relates to the changes in cash balances which are subject to interest rate risk and the increase in total receipts in 2012 due to revenue generated on the sale of a mineral property.

Foreign currency exchange risk

Foreign currency cash deposits (category b) represent approximately $1,314,587 of the Corporation’s total assets (24% of total assets). The Corporation has limited exposure to foreign exchange risk, restricted to payment of current trade accounts payable in US Dollars, Australian Dollars where most of the Corporation’s cash assets are denominated in Canadian Dollars. The Corporation maintains bank accounts in US and Australian Dollars from payments received in US or Australian Dollars to pay these trade accounts.

During the fiscal year ended December 31, 2012, U.S. Dollar exchange rates varied by up to 2.86% below the average exchange rate and up to 4.22% above the average exchange rate. During the same period, Australian dollar exchange rates ranged from a low of 3.67% below the average exchange rate to a high of 3.87% above the average exchange rate. The U.S. Dollar exchange rate for December 31, 2012 was 0.47% below the average exchange rate for the year while the Australian dollar exchange rate for December 31, 2012 was 0.14% below the average exchange rate for the year. If exchange rates fluctuated within a range of 15% above or below the year end closing rates as published by the Bank of Canada, the effect on the Corporation’s total assets would be less than 4%.

			Effect on total assets
Increase/decrease in foreign exchange rates	2012		2011		2010
-15%	(196,955)	(3.6%)	$(173,901)	(1.8%)	$(177,945)	(1.9%)
-10%	(131,304)	(2.4%)	(115,934)	(1.2%)	(118,630)	(1.3%)
-5%	(65,652)	(1.2%)	(57,967)	(0.6%)	(59,315)	(0.6%)

+5%	65,652	1.2%	57,967	0.6%	59,315	0.6%
+10%	131,304	2.4%	115,934	1.2%	118,630	1.3%
+15%	196,955	3.6%	173,901	1.8%	177,945	1.9%

The foregoing analysis was prepared using foreign exchange rates in effect as of the balance sheet date, December 31, 2012 (1 USD = C$0.9949, 1 AUD = C$1.0339). A standard escalation factor was applied to the exchange rates to illustrate the effect on total assets reported on the balance sheet of a variation in foreign exchange rates between 15% below and 15% above the rate in effect. The Corporation’s financial instruments are converted to Canadian dollars from U.S. Dollars or Australian Dollars at the closing rate for the balance sheet date as reported on the Bank of Canada website.

Equity price risk

Marketable securities (category c) represent approximately $868,146 of the Corporation’s total assets of $5,478,200 (or 16% of the total assets). At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions. The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from “Other Comprehensive Income” to the Statement of Operations.

Most of the marketable securities are junior mineral exploration companies whose shares are relatively volatile. Accordingly the reported value of the Corporation’s portfolio is subject to variation depending on market conditions. Each company has unique characteristics which determine the value of the shares. These characteristics include the knowledge and experience of management, commodity focus, exploration projects and results and the company’s specific financial situation. As a group, share prices will react to global economic changes and variation in commodity prices. Individual share prices are generally more volatile than the value of the portfolio as a whole.

Since most of the marketable securities trade on the TSX Venture Exchange, the S&P/TSX Venture Composite Index (the “Venture Index”) is a reasonable proxy for detailed analysis of individual stock performance. During the fiscal year ended December 31, 2012, the Venture Index increased 33% with the closing value 11% higher than the average Venture Index value. The minimum Venture Index value was 15% lower than the average Venture Index value, while the highest Venture Index value was 25% higher than the average Venture Index value. The Company receives securities as consideration from option agreements, mainly on the Corporation’s BC and Alaskan properties which was the reason for the increase in the increase value of the company’s portfolio. The remaining portfolio is expected to perform in a manner similar to the Venture Index. Gains or losses of 15% would be expected to make a difference of less than 3% in the value of the Corporation’s total assets.

			Effect on total assets
Increase/decrease in Venture Index	2012		2011		2010
-15%	$(130,222)	(2.4%)	$(114,957)	(1.2%)	$(262,418)	(2.8%)
-10%	(86,815)	(1.6%)	(76,638)	(0.8%)	(174,945)	(1.9%)
-5%	(43,407)	(0.8%)	(38,319)	(0.4%)	(87,473)	(0.9%)

+5%	43,407	0.8%	38,319	0.4%	87,473	0.9%
+10%	86,815	1.6%	76,638	0.8%	174,945	1.9%
+15%	130,222	2.4%	114,957	1.2%	262,418	2.8%

The foregoing analysis was prepared using historical data for the Venture Index as reported by Stockwatch Canada. The fair market value of the portfolio of marketable securities at the end of the fiscal year was adjusted by standard escalation factors to illustrate the effect on total assets of a variation in the Venture Index between 15% above or below the value as of December 31, 2012.

The difference between the forecast figures for the fiscal year ended December 31, 2012 compared to the same figures for the fiscal year ended December 31, 2011 relate to the increase in the Corporation’s portfolio of marketable securities, offset by decreases in the market value of the investments, as well as sales of certain of the Company’s investments. During the fiscal year ended December 31, 2012, the Corporation sold some marketable securities and acquired a substantial portfolio of other marketable securities thereby increasing the overall market value of the portfolio subjected to equity price risk.

Commodity price risk

The future revenue and profitability of the Corporation will be dependent, to a significant extent, upon prevailing spot market prices for metals. Metal prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the control of the Corporation. The Corporation’s mineral properties are in the exploration phase with no proven or probable mineral resources or reserves. Accordingly the Corporation is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals. As the Corporation is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Corporation.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15   CONTROLS AND PROCEDURES

a) Disclosure controls and procedures

The Chief Executive Officer and Chief Financial Officer of the Corporation have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the Board of Directors according to the disclosure time-lines contained within the Corporation’s disclosure policy.

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15, the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the period covered by this annual report on Form 20-F, the Corporation’s disclosure controls and procedures were not effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act was recorded, processed, summarized and reported, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Certain periodic reports that were filed in Canada on SEDAR were not promptly furnished under Form 6-K to the SEC's EDGAR system. Upon discovery that such reports were not promptly furnished, the Corporation did subsequently and promptly furnish those reports to the Commission, and the Corporation has implemented procedures to assure the timely submission of its Exchange Act periodic reports under cover of Form 6-K.

b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation. The Corporation’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as used in Canada. The rapid and continuing change in standards for financial reporting may result in deficiencies in disclosure, particularly with respect to the differences between U.S. GAAP and IFRS.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of its internal control over financial reporting as required by paragraph (c) of Exchange Act Rule 13a-15 or 15d-15, the Corporation utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework. Parts of this framework were not appropriate for use by the Corporation as they referred to positions and/or job functions which do not exist in a smaller organization. The Corporation integrated aspects of the second document produced by COSO, Internal Control over Financial Reporting – Guidance for Smaller Public Companies into the initial review. The Corporation annually reviews the final document to ensure that controls are still functioning as described and serving the purposes for which they were designed.

Management has assessed the effectiveness of the Corporation’s internal control over financial reporting as of the end of the Corporation’s fiscal year ended December 31, 2011. Based on this evaluation, Management concluded that the Corporation’s internal control over financial reporting is effective as of the end of the Corporation’s fiscal year ended December 31, 2011.

c) Attestation report of the registered public accounting firm

Not applicable, as the Corporation is an “emerging growth company” as defined in Section 3(a)(80) of the U.S. Securities Exchange Act of 1934, as amended..

d) Changes in internal control over financial reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F, that has materially affected or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Bipin Ghelani fulfills the role of “financial expert” on the Corporation’s Audit Committee. Mr. Ghelani is an "independent director" of the Corporation, as that term is defined by Section 803A of the NYSE AMEX Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Ghelani is a Chartered Accountant with over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

ITEM 16B   CODE OF ETHICS

The Corporation has adopted separate codes of ethics that apply to the Chief Executive Officer, Chief Financial Officer and members of the Board of Directors. All employees are expected to abide by the principle that standards of personal behavior should at all times reflect credit on the Corporation and the mining/exploration industry in general. No amendments or waivers to these policies have been made since their adoption.

The Corporation will provide copies of these codes of ethics to any person without charge, upon written request to the secretary of the Corporation at its address at 20th Floor, 250 Howe Street, Vancouver, British Columbia Canada V6C 3R8.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Fiscal Year ended December 31, 2012	Fiscal Year ended December 31, 2011	Fiscal Year ended December 31, 2010
Audit Fees	$ 90,000	$ 100,000	$ 120,000
Audit-Related Fees	-	8,000	22,000
Tax services	25,000	25,000	25,000
All Other Fees	-	-	-
Total fees billed	$ 115,000	$ 133,000	$ 167,000

The Corporation’s auditors are Hay & Watson, Chartered Accountants. Full-time, permanent employees of the auditor perform all services. The nature of the services provided by Hay & Watson under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Hay & Watson for the audit of the Corporation’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included review of financial statements by an independent consultant as required by generally accepted auditing standards and amendment of filings and responses to comments made by the SEC in connection with the Corporation’s Annual Report on Form 20-F. Registration fees for Canadian Public Accountability Board and Public Company Accounting Oversight Board are included in this category. The Company’s transition to IFRS in 2011 also necessitated audit-related fees in the 2011 fiscal year.

Tax Fees

Tax fees were for tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “All Other Fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consisted of assistance in the documentation of processes and controls and disbursements made by the auditor on behalf of the Corporation.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit-related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16D   EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

Not applicable

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G   CORPORATE GOVERNANCE

Not applicable

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Statements

Consolidated Statements of Financial Position for the fiscal years ended December 31, 2012 and 2011

Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Equity, and

Consolidated Statements of Mineral Property Expenditures

all for the fiscal years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

Management Discussion and Analysis for the year ended December 31, 2012

Schedule II – Valuation Allowance

ITEM 18   FINANCIAL STATEMENTS

See Item 17

ITEM 19   EXHIBITS

Exhibit Number	Description	Footnote
1.1	Amended Articles of Incorporation effective August 5, 2009	(2)
3.1	Voting Agreements between Geoinformatics shareholders, Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(4)
4.30	Management Contract between Equity Exploration Consultants Ltd. and Kiska Metals Corporation effective January 1, 2011	(3)
4.31	Line of Credit Agreement between Geologic Resource Partners LLP and Geoinformatics Exploration Inc. effective March 9, 2009.	(2)
4.32	Partial Termination Agreement and First Amendment Thereto between Kennecott Exploration Company and the Corporation effective May 15, 2009	(2)
4.33	Acquisition Agreement between Geoinformatics Exploration Inc. and Rimfire Minerals Corporation effective June 11, 2009	(5)
4.34	Amended Standardization Agreement between Geoinformatics Exploration Inc. And Kennecott Exploration Company effective June 12, 2009	(2)
4.35	Warrant Indenture between the Corporation and Computershare Trust Company of Canada effective March 23, 2011	(3)
8.1	List of Subsidiary Companies of Kiska Metals Corporation	(2)
12.1	Sarbanes-Oxley Section 302 Certification by Chief Executive Officer	(1)
12.2	Sarbanes-Oxley Section 302 Certification by Chief Financial Officer	(1)
13.1	Sarbanes-Oxley Section 906 Certification by Chief Executive Officer	(1)
13.2	Sarbanes-Oxley Section 906 Certification by Chief Financial Officer	(1)

(1) Filed as exhibits to this annual report on Form 20-F for the fiscal year ended December 31, 2012.

(2) Incorporated herein by reference to the Corporation’s transition report on Form 20-F for the transition period ended December 31, 2009 as filed on April 23, 2010.

(3) Incorporated herein by reference to the Corporation’s annual report on Form 20-F/A for the fiscal year ended December 31, 2010 as filed on November 22, 2011.

(4) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 22, 2009.

(5) Incorporated herein by reference to the Corporation’s Form 6-K furnished to EDGAR effective June 19,2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KISKA METALS CORPORATION

By:	“Jason Weber”
Jason S. Weber
President, Chief Executive Officer & Director

Date: April 29, 2013

KISKA METALS CORPORATION

Schedule II – Valuation Allowance

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2012	$(26,348,815)	$(1,687,077)	$395,232	$(12,253)	$(27,652,913)
2011	$(19,021,152)	$(7,637,770)	$380,423	$(70,316)	$(26,348,815)
2010	$(17,134,849)	$(2,171,657)	$257,023	$28,331	$(19,021,152)

[1]

The 2010, 2011 and 2012 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Corporation.

[3]

Other changes reflect the tax effect of fair value of marketable securities